JEFFBANKS, INC.
                               1609 Walnut Street
                        Philadelphia, Pennsylvania 19103


Dear Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders of JeffBanks, Inc. ("JBI"), which will be held at 1609 Walnut Street, Philadelphia, Pennsylvania, at 9:30 a.m., local time, on January 10, 1997.

         At the Special Meeting, shareholders will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a subsidiary of JBI, formed for that purpose, will merge with and into United Valley Bancorp, Inc. ("UVB"), with the result that UVB will become a wholly-owned subsidiary of JBI. Immediately following the merger, United Valley Bank (the wholly-owned banking subsidiary of UVB) will be merged with and into Jefferson Bank, JBI's Pennsylvania banking subsidiary. This combination will create a financial services institution with over $1 billion in total assets with 27 branch banking offices in the Philadelphia metropolitan area.

         The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus. I urge you to carefully review this information.

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF JBI AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS, BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT. THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.

         Whether or not you plan to attend the Special Meeting in person, I urge you to complete the enclosed proxy and mail it promptly in the enclosed postage-paid, return-addressed envelope to ensure that your shares will be represented at the Special Meeting. If you do attend the Special Meeting, you will, of course, be entitled to vote in person.

                                            Sincerely,



                                            Betsy Z. Cohen
December 6, 1996                            Chairman and Chief Executive Officer

                           UNITED VALLEY BANCORP, INC.
                               1601 Market Street
                        Philadelphia, Pennsylvania 19103


Dear Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders of United Valley Bancorp, Inc. ("UVB"), which will be held at 1601 Market Street, Philadelphia, Pennsylvania, at 11:30 a.m., local time, on January 10, 1997.

         At the Special Meeting, shareholders will be asked to approve and adopt an Agreement and Plan of Merger pursuant to which UVB will merge with a wholly-owned subsidiary of JeffBanks, Inc. ("JBI") formed for that purpose, with the result that UVB will become a wholly-owned subsidiary of JBI. Immediately following the merger, United Valley Bank (the wholly-owned banking subsidiary of
UVB) will be merged with and into Jefferson Bank, JBI's wholly-owned Pennsylvania banking subsidiary. This combination will create a financial services institution with over $1 billion in total assets with 27 branch banking offices in the Philadelphia metropolitan area.

         The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus. I urge you to carefully review this information.

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF UVB AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT. THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.

         Whether or not you plan to attend the Special Meeting in person, I urge you to complete the enclosed proxy and mail it promptly in the enclosed postage-paid, return-addressed envelope to ensure that your shares will be represented at the Special Meeting. If you do attend the Special Meeting, you will, of course, be entitled to vote in person.

                                            Sincerely,



                                            John G. Hoopes
December 6, 1996                            Chairman

                                 JEFFBANKS, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD JANUARY 10, 1997


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of JEFFBANKS, INC. ("JBI") will be held at its principal executive office located at 1609 Walnut Street, Philadelphia, Pennsylvania, on Friday, January 10, 1997, at 9:30 a.m. local time (the "Meeting") to consider the following matters:

         1. The approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 5, 1996 by and among JBI, JeffBanks Acquisitioncorp, Inc. ("JBI Merger Sub"), United Valley Bancorp, Inc. ("UVB") and United Valley Bank, pursuant to which JBI Merger Sub will merge with and into UVB (resulting in UVB becoming a wholly-owned subsidiary of JBI), upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the enclosed Joint Proxy Statement/Prospectus; and

         2. The transaction of such other business as may properly come before the Meeting or any adjournment thereof.

         Only those shareholders who hold Common Stock of record at the close of business on December 2, 1996 are entitled to notice of and to vote at the Meeting or any adjournment thereof.


                                             By Order of the Board of Directors,



                                             WILLIAM H. LAMB, Secretary

December 6, 1996



PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           UNITED VALLEY BANCORP, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD JANUARY 10, 1997


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of UNITED VALLEY BANCORP, INC. ("UVB") will be held at its principal executive office located at 1601 Market Street, Philadelphia, Pennsylvania, on Friday, January 10, 1997, at 11:30 a.m. local time (the "Meeting") to consider the following matters:

         1. The approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 5, 1996 by and among UVB, United Valley Bank, JeffBanks, Inc. ("JBI") and JeffBanks Acquisitioncorp, Inc. ("JBI Merger Sub"), pursuant to which JBI Merger Sub will merge with and into UVB (resulting in UVB becoming a wholly-owned subsidiary of JBI), upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the enclosed Joint Proxy Statement/Prospectus; and

         2. The transaction of such other business as may properly come before the Meeting or any adjournment thereof.

         Only those shareholders who hold Common Stock of record at the close of business on December 2, 1996 are entitled to notice of and to vote at the Meeting or any adjournment thereof.


                                           By Order of the Board of Directors,



                                           JOHN G. HOOPES, Chairman of the Board

December 6, 1996



PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                 JEFFBANKS, INC.
                                       AND
                           UNITED VALLEY BANCORP, INC.
                              JOINT PROXY STATEMENT

                                 JEFFBANKS, INC.
                                   PROSPECTUS

         This Joint Proxy Statement/Prospectus ("Joint Proxy Statement/Prospectus") is being furnished to shareholders of JeffBanks, Inc., a Pennsylvania corporation ("JBI"), and shareholders of United Valley Bancorp, Inc., a Pennsylvania corporation ("UVB"), as a proxy statement in connection with the solicitation of proxies by the respective Boards of Directors of such corporations for use at the Special Meeting of Shareholders of JBI (including any adjournments or postponements thereof, the "JBI Special Meeting") and the Special Meeting of Shareholders of UVB (including any adjournments or postponements thereof, the "UVB Special Meeting" and, together with the JBI Special Meeting, the "Special Meetings") to be held on January 10, 1997.

         This Joint Proxy Statement/Prospectus relates to the proposed merger of a subsidiary of JBI with and into UVB, with UVB thereby becoming a wholly-owned subsidiary of JBI (the "Merger"), pursuant to an Agreement and Plan of Merger, dated September 5, 1996 and amended September 30, 1996 (the "Merger Agreement"). Immediately following the Merger, United Valley Bank ("United Valley") (the wholly-owned banking subsidiary of UVB) will be merged with and into Jefferson Bank ("Jefferson") (the wholly-owned Pennsylvania banking subsidiary of JBI). At each of the Special Meetings, shareholders will consider and vote on a proposal to approve and adopt the Merger Agreement. Under the terms of the Merger Agreement, at the effective date of the Merger (the "Merger Effective Date"), each outstanding share of the common stock of UVB ("UVB Common Stock") will be converted into the right to receive 0.339 of a share (the "Exchange Ratio") of the common stock of JBI ("JBI Common Stock"), except that cash will be paid in lieu of fractional shares of JBI Common Stock in an amount per fractional share equal to the relevant fraction multiplied by the average of the closing prices for JBI Common Stock on the Nasdaq National Market ("Nasdaq") for the twenty trading days immediately preceding the Merger Effective Date. Each warrant to purchase UVB Common Stock (a "UVB Warrant") will be converted into a warrant (a "JBI Warrant") to purchase 0.339 of a share of JBI Common Stock for each share of UVB Common Stock purchasable under the UVB Warrant, at an exercise price equal to the exercise price of the UVB Warrant divided by the Exchange Ratio. Rights under any JBI Warrant to purchase a fractional share will be cancelled. See "The Merger - "Terms of the Merger" and "- Exchange of Certificates." Based on (i) the 2,210,261 shares of UVB Common Stock outstanding on the UVB Record Date (as hereinafter defined), (ii) the 753,337 shares of UVB Common Stock issuable upon the exercise of UVB Warrants and (iii) the Exchange Ratio, a maximum of 998,557 shares of JBI Common Stock are issuable as a result of the Merger.

         This Joint Proxy Statement/Prospectus also constitutes a prospectus of JBI with respect to (i) the shares of JBI Common Stock issuable pursuant to the Merger to the holders of UVB Common Stock outstanding on September 5, 1996 or
(ii) issuable pursuant to the Merger to holders of UVB Warrants (or, after the Merger, JBI Warrants) with an expiration date on or before September 19, 1997.

         JBI Common Stock is listed for trading on Nasdaq under the symbol "JEFF." On September 3, the last business day on which JBI Common Stock was traded prior to the public announcement of the Merger, the last reported sale price for JBI Common Stock was $24.75 per share. On December 2, 1996, the last reported sale price for JBI Common Stock was $27.88 per share. To the knowledge of UVB, no public market exists for UVB Common Stock. See "UVB - Market Prices and Dividends."

         This Joint Proxy Statement/Prospectus, the accompanying Notice of Special Meeting and the proxy card enclosed herewith are first being mailed to shareholders of JBI and UVB on or about December 6, 1996. Only holders of record of UVB Common Stock have dissenters' rights in connection with the Merger. See "The Merger - Dissenter's Rights."

     THE SHARES OF JBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF JBI
        AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
                              STATEMENT/PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The date of this Joint Proxy Statement/Prospectus is December 2, 1996.

                                TABLE OF CONTENTS


                                               PAGE
Available Information..........................
Incorporation of Documents by Reference........
Summary........................................
Selected Financial Information.................
  Selected Historical Financial Information
    Information of JBI.........................
  Selected Historical Financial Information
    Information of UVB.........................
  Selected Pro Forma Combined Financial
    Information of JBI and UVB ................
  Certain Unaudited Pro Forma Per Share Data...
The Special Meetings
  Date, Time and Place.........................
  Record Date for, and Voting at, the Special
    Meetings ..................................
  Proxies for the Special Meetings.............
The Merger ....................................
  General .....................................
  Background of the Merger.....................
  Reasons for the Merger; Recommendations
    of the Board of Directors..................
  Terms of the Merger..........................
  Conduct of Business Pending the Merger ......
  Opinion of Financial Advisor ................
  Regulatory Approvals ........................
  Dissenters' Rights ..........................
  Expenses ....................................
  Interests of Certain Persons ................
  Federal Income Tax Aspects ..................
  Accounting Treatment ........................
  Exchange of Certificates and Warrants .......
JBI ...........................................
  General......................................
UVB............................................
  Business.....................................
  Supervision and Regulation...................
  Effects of Governmental Policy...............
  Legal Proceedings............................
  Market Prices and Dividends..................
Management's Discussion and Analysis of
 the Financial Condition and Results
 of Operations of UVB..........................
Results of Operations..........................
  Overview.....................................
  Liquidity and Capital Resources..............
  Asset and Liability Management...............
  Financial Condition..........................
Management of UVB..............................
  Directors and Executive Officers.............
  Directors' Fees..............................
Executive Compensation of UVB..................
  Summary Compensation of Named
    Executives.................................
  Warrant Grants in Last Fiscal Year...........
  Employment Contracts.........................
  Certain Transactions.........................
  Directors' Fees..............................
Security Ownership of Certain Beneficial
  Owners and Management of UVB.................
Description of JBI Capital Stock...............
  General......................................
  Description of JBI Common Stock..............
  Description of JBI Preferred Stock...........
  Certain Anti-takeover Provisions.............
  Transfer Agent and Registrar.................
Comparison of Rights of JBI and
  UVB Shareholders.............................
  Shareholder Action:  Amendments of Articles
    of Incorporation and Bylaws................
  Shareholder Action: Special Meetings.........
  Shareholder Action:  Provisions in the
    BCL Regarding Certain Fundamental
    Transactions...............................
  Shareholder Action:  Provisions in
    Articles Regarding Certain Fundamental
    Transactions...............................
  Certain Anti-takeover Provisions in
    Articles of Incorporation and Bylaws.......
  Removal of Directors.........................
  Shareholder Action:  Nomination of
    Directors and Other Matters to be
    Placed on Annual Meeting Agenda............
  Indemnification..............................
Resale of JBI Common Stock.....................
Experts........................................
Legal Opinions.................................
Other Business.................................

Index to Financial Statements of UVB........... F-1
Annex A - Merger Agreement..................... A-1
Annex B - Opinion of Financial Adviser......... B-1
Annex C - Provisions of Pennsylvania
  Banking Code of 1965 and Pennsylvania
  Business Corporation Law Relating to
  Dissenters' Rights........................... C-1

         No person has been authorized to give any information or to make any representations other than those contained in this Joint Proxy Statement/Prospectus or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized by JBI or UVB. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of the securities to which this Joint Proxy Statement/Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of JBI or UVB since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such an offer or a solicitation is not lawful nor does it constitute the solicitation of a proxy in any jurisdiction to or from any person to or from whom it is unlawful to make such solicitation within such jurisdiction.

                              AVAILABLE INFORMATION

         JBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of such documents may be obtained through the Commision's Internet address at http:\\www.sec.gov. JBI Common Stock is authorized for quotation on Nasdaq and, accordingly, such materials and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         This Joint Proxy Statement/Prospectus incorporates certain documents by reference which are not presented herein or delivered herewith. Copies of such documents are available without charge (other than exhibits to such documents that are not specifically incorporated by reference therein) to any person, including any beneficial owner, to whom this Joint Proxy Statement/Prospectus is delivered, upon written or oral request to JeffBanks, Inc., Investor Relationships, 1609 Walnut Street, Philadelphia, Pennsylvania 19103 (telephone number (215) 564-5040). In order to ensure timely delivery of such documents, any such request should be made by January 3, 1997.

         All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus with respect to JBI has been supplied by JBI, and all information contained in this Joint Proxy Statement/Prospectus with respect to UVB has been supplied by UVB.

         JBI has filed with the Commission under the Securities Act of 1933, as amended (including the rules and regulations thereunder, the "Securities Act"), a Registration Statement on Form S-4 (No. 333-16261) (including all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         Certain documents previously filed by JBI with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Joint Proxy Statement/Prospectus as follows:

         1.       JBI's Annual  Report on Form 10-K for the year ended  December
                  31, 1995;

         2. JBI's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

         3.       JBI's Current Report on Form 8-K fild October 9, 1996.

         4. The description of JBI's capital stock contained in JBI's Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description.

         All documents filed by JBI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the JBI Special Meeting are hereby incorporated by reference into this Joint Proxy Statement/Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

         Any statement contained herein, in any supplement hereto, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies  or  supersedes  such  statement.  Any such  statement  so  modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Joint Proxy Statement/Prospectus or any supplement hereto.

                                     SUMMARY

         The following summary is not intended to be a summary of all material information relating to the Merger and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Annexes hereto and the documents incorporated herein by reference. A copy of the Merger Agreement is set forth in Annex A to this Joint Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. Shareholders are urged to read carefully this entire Joint Proxy Statement/Prospectus, including the Annexes hereto.

                                   The Merger

Parties to the Merger

         UVB. UVB is a bank holding company registered under the Bank Holding Company Act of 1956 (the "Holding Company Act") owning as its principal asset United Valley (in which it owns 100% of the outstanding capital stock), through which it offers retail and commercial banking services at three branches in Philadelphia and its immediate Pennsylvania suburbs. As of September 30, 1996, UVB had, on a consolidated basis, total assets of $122.4 million, total deposits of $104 million and shareholders' equity of $12.8 million. The principal executive offices of UVB are located at 1601 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is (215) 496-9400.

         JBI. JBI is a bank holding company registered under the Holding Company Act, owning as its principal assets Jefferson and Jefferson Bank of New Jersey ("Jefferson NJ") (in each of which it owns 100% of the outstanding capital stock). Through its subsidiary banks, JBI provides a wide range of commercial and retail banking services through 27 branches in Philadelphia, Pennsylvania and its immediate Pennsylvania and New Jersey suburbs. As of September 30, 1996, JBI had, on a consolidated basis, total assets of $967.6 million, deposits of $694.3 million and shareholders' equity of $78.0 million. The principal executive offices of JBI are located at 1609 Walnut Street, Philadelphia, Pennsylvania 19103, and its telephone number is (215) 564- 5040.

         JBI Merger Sub. JBI Merger sub is a wholly-owned subsidiary of JBI, newly-formed for the purposes of effectuating the Merger.

The Merger; Exchange Ratio

         Under the terms of the Merger Agreement, JBI Merger Sub will merge with and into UVB, resulting in UVB becoming a wholly-owned subsidiary of JBI. Immediately following the Merger, JBI will cause the merger of United Valley with and into Jefferson. At the Merger Effective Date, each outstanding share of UVB Common Stock will be converted into the right to receive 0.339 of a share of JBI Common Stock. Outstanding UVB Warrants to purchase UVB Common Stock will be converted into JBI Warrants to purchase 0.339 of a share of JBI Common Stock for each share of UVB Common Stock purchasable under the UVB Warrant at an exercise price equal to the exercise price of the UVB Warrant divided by the Exchange Ratio. See "Comparison of Shareholders' Rights."

Recommendation of the Boards of Directors of JBI and UVB

         The Board of Directors of each of JBI and UVB approved the Merger Agreement by a unanimous vote of those present. The Board of Directors of each of JBI and UVB believes that the Merger Agreement is in the best interests of its respective shareholders, and recommends that its shareholders vote FOR the approval of the Merger Agreement.

Opinion of Financial Advisor

         The Board of Directors of UVB has retained Danielson Associates, Inc. ("Danielson") as its financial advisor to review the fairness of the Exchange Ratio from a financial point of view to the holders of UVB Common Stock. In its letter dated as of September 4, 1996, Danielson has advised the UVB Board of Directors that, in its opinion, the Exchange Ratio is fair to holders of UVB Common Stock from a financial point of view. The full text of Danielson's opinion describing the procedures followed, assumptions made and limitations on the review undertaken is set forth in Annex B to this Joint Proxy Statement/Prospectus and should be read in its entirety. For further information regarding Danielson's opinion and a discussion of its qualifications and the method of its selection, see "The Merger - Opinion of Financial Advisor."

Federal Income Tax Aspects of the Merger

         Consummation of the Merger is conditioned upon the receipt by JBI and UVB of an opinion of counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Merger constitutes such a reorganization, no gain or loss will be recognized by UVB or JBI in the Merger and no gain or loss will be recognized by the shareholders of UVB upon the receipt of JBI Common Stock in exchange for UVB Common Stock, or upon the receipt of JBI Warrants in exchange for UVB Warrants, except with respect to any cash received in lieu of fractional shares. UVB shareholders electing to exercise dissenters' rights will recognize gain or loss for federal income tax purposes. For a more complete discussion, see "The Merger - Federal Income Tax Aspects."

         BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, IT IS RECOMMENDED THAT UVB SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

Effective Date of the Merger

         Subject to the terms and conditions set forth in the Merger Agreement, the Merger Effective Date will occur upon the filing of articles of merger with the Pennsylvania Department of State. The presentation of the articles of merger for acceptance and filing is subject to the rights of the Boards of Directors of UVB and JBI to terminate the Merger.

         The consummation of the Merger is subject, among other things, to receipt of required regulatory approvals and the expiration of any statutory waiting periods (see "The Merger Terms of the Merger: Effective Date; Conditions to Consummation; Termination" and "- Regulatory Approvals"). Application has been made to obtain required regulatory approvals. No assurance can be given that all required approvals will be received or as to the timing or conditions thereof. Subject to the foregoing, it is currently anticipated that the Merger Effective Date will occur on or before December 31, 1996.

         The Merger Agreement may be terminated by mutual agreement of the Boards of Directors of UVB and JBI. The Merger Agreement may also be terminated by the Board of Directors of either JBI or UVB if, among other things, the Merger does not occur on or before June 30, 1997.

Accounting Treatment

         The Merger is expected to be accounted for as a pooling of interests. See "The Merger - Accounting Treatment." It is a condition to the consummation of the Merger that JBI shall have received a letter, dated the closing date of the Merger, from Grant Thornton LLP, confirming such firm's concurrence with the conclusion of the managements of JBI and UVB as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement.

Comparison of Shareholders' Rights

         Holders of UVB Common Stock will become holders of JBI Common Stock as a result of the Merger. There are certain significant differences in the rights of the holders of UVB Common Stock and JBI Common Stock, primarily with respect to actions which may be taken by shareholders and with respect to certain anti-takeover provisions. For a more detailed discussion of relative rights and preferences, see "Comparison of Rights of JBI and UVB Shareholders."

Exchange of Share Certificates and Warrants

         After the Merger Effective Date, JBI will send to UVB shareholders transmittal materials for use in exchanging their UVB Common Stock certificates for JBI Common Stock certificates and for effecting the exchange of their UVB Warrants for JBI Warrants. See "The Merger Exchange of Certificates and Warrants."

Resale of JBI Common Stock; Nasdaq Trading Market

         The shares of JBI Common Stock issuable in connection with the Merger will be freely transferable, except for shares held by persons who may be deemed to be "affiliates" (generally including directors, certain executive officers and certain major shareholders) of UVB under applicable federal securities laws and shares held pursuant to the exercise of UVB Warrants (or, after the Merger, JBI Warrants) expiring on or after September 20, 1997 (which have separate registration rights). See "Resale of JBI Common Stock."

         The JBI Common Stock issuable in connection with the Merger has been approved for quotation on Nasdaq. JBI Common Stock is currently traded on Nasdaq under the symbol "JEFF."

Dissenters' Rights

         Holders of UVB Common Stock have the right to dissent from the Merger under the Pennsylvania Business Corporation Law ("BCL") and, subject to the completion of specified procedures, to receive in cash an amount equal to the "fair value" of their shares as defined in those laws. The procedures to be followed by persons desiring to exercise dissenter's rights are summarized at "The Merger - Dissenters' Rights" elsewhere in this Joint Proxy Statement/ Prospectus, and a copy of the provisions of the applicable statutes are set forth in Annex C hereto. Failure of a dissenting shareholder to follow the applicable procedures precisely may result in a loss of dissenters' rights for that shareholder.

         Shareholders who receive cash for their shares as a result of exercising dissenters' rights will, in general, recognize gain or loss for federal income tax purposes. See "The Merger - Federal Income Tax Aspects."

                     The Special Meeting of UVB Shareholders

General

         The Special Meeting of the holders of UVB Common Stock to consider and vote on the Merger will be held January 10, 1997, at 11:30 a.m. local time, at 1601 Market Street, Philadelphia, Pennsylvania. The Board of Directors of UVB has fixed November 22, 1996 as the record date (the "UVB Record Date") for shareholders entitled to receive notice of, and to vote at, the Special Meeting.

Required Vote

         Approval of the Merger Agreement requires the affirmative vote of not less than 66 2/3% of all holders of UVB Common Stock entitled to vote. As of the UVB Record Date, there were 2,210,261 shares of UVB Common Stock outstanding and entitled to vote on the matters to be considered at the Special Meeting. Each share of UVB Common Stock is entitled to one vote at the Special Meeting. Directors and executive officers of UVB, and their affiliates, hold 915,538 shares of UVB Common Stock (excluding 720,334 shares issuable upon exercise of outstanding UVB Warrants), constituting 41.42% of the outstanding shares of UVB Common Stock as of the UVB Record Date.

         A failure by a UVB shareholder to vote, either by not returning the enclosed proxy or by returning the enclosed proxy and checking the ABSTAIN box, will have the same effect as a vote against approval of the Merger Agreement.

                     The Special Meeting of JBI Shareholders

General

         The Special Meeting of the holders of JBI Common Stock to consider and vote on the Merger will be held January 10, 1997, at 9:30 a.m. local time, at 1609 Walnut Street, Philadelphia, Pennsylvania. The Board of Directors of JBI has fixed December 2, 1996 as the record date (the "JBI Record Date") for shareholders entitled to receive notice of, and to vote at, the Special Meeting.

Required Vote

         Approval of the Merger Agreement requires the affirmative vote of the majority of the total votes cast either in person or by proxy, provided a quorum (a majority of outstanding shares) is present. Each share of JBI Common Stock is entitled to one vote at the Special Meeting. Directors and executive officers of JBI, and their affiliates, hold 959,483 shares of JBI Common Stock (excluding 283,824 shares issuable upon exercise of outstanding stock options), constituting 24% of outstanding shares of JBI Common Stock as of the JBI Record Date.

                         SELECTED FINANCIAL INFORMATION

         The following tables set forth selected unaudited historical financial information for JBI and UVB for each of the five years in the period ended December 31, 1995 and for the nine-month periods ended September 30, 1996 and 1995. Such information has been derived from and should be read in conjunction with the audited consolidated financial statements of JBI and UVB, and the respective notes thereto, and the management's discussion and analysis of financial condition and results of operations of each of JBI and UVB, which is, with respect to JBI, incorporated by reference in this Joint Proxy Statement/Prospectus (see "Incorporation of Documents by Reference") and, with respect to UVB, appears elsewhere in this Joint Proxy Statement/Prospectus. The information presented for the nine-month periods ended September 30, 1996 and 1995 for each of JBI and UVB includes, in the opinion of the managements of JBI and UVB, respectively, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for such periods.

         Results for the interim periods are not necessarily indicative of results for the full year or for any other period.



Selected Historical Financial Information of JBI

                                                                                                   As of and for the
                                                                                                   Nine Months Ended
                                                As of and for the Years Ended December 31,            September 30,
                                             1991       1992       1993       1994       1995        1995      1996
                                                               (In thousands, except per share data)


Income Statement Data:
 Interest income........................    $46,124   $41,491    $40,475    $46,943   $64,317       $46,221    $55,380
 Interest expense.......................     27,731    19,422     16,591     17,412    28,229        19,981     25,217
                                            -------   -------    -------    -------   -------       -------    -------
 Net interest income....................     18,393    22,069     23,884     29,531    36,088        26,240     30,163
 Provision for credit losses............      2,864     3,153      1,829      1,857     3,135         2,370      2,115
                                            -------   -------    -------    -------   -------       -------    -------
 Net interest income after provision
  for credit losses.....................     15,529    18,916     22,055     27,674    32,953        23,870     28,048
 Non-interest income(1)(2)..............      3,135     4,907      5,495      5,343     6,508         4,608      5,185
 Non-interest expense...................     16,536    18,609     20,741     23,755    27,647        20,192     22,711
                                            -------   -------    -------    -------   -------       -------    -------
 Income before income taxes,
  dividends on preferred stock and
  minority interest.....................      2,128     5,214      6,809      9,262    11,814         8,286     10,522
 Income taxes(3)........................        742     1,714      2,062      3,081     4,153         2,861      3,779
                                            -------   -------    -------    -------   -------       -------    -------
 Income before dividends on preferred
  stock and minority interest...........      1,386     3,500      4,747      6,181     7,661         5,425      6,743
 Dividends on preferred stock of
  subsidiary............................        478       646        789      --        --            --         --
 Minority interest in net income of
  subsidiaries..........................        316       877      1,191      --        --            --         --
                                           --------  --------   --------   --------  --------      --------   --------
     Net Income.........................   $    592  $  1,977   $  2,767   $  6,181  $  7,661      $  5,425   $  6,743
                                           ========  ========   ========   ========  ========      ========   ========

Per Common Share Data:
 Net income(4)..........................   $    .05  $   1.16   $   1.64   $   1.86  $   2.10      $   1.51   $   1.65
 Fully diluted net income(4)............        .05      1.16       1.49       1.71      1.94          1.39       1.65
 Book value.............................      14.68     15.84      17.04      17.51     18.20         18.77      19.10
 Fully diluted book value(5)............      14.21     15.07      16.21      16.70     18.20         17.70      19.10

Balance Sheet Data:
 Total assets...........................   $543,110  $558,211   $633,936   $751,525  $939,006      $877,859   $967,622
 Total loans(6).........................    421,033   438,929    459,281    551,865   673,788       664,430    705,442
 Allowance for credit losses............     (4,233)   (5,094)    (5,283)    (7,728)  (14,032)      (13,004)   (10,793)
 Investment securities(7)...............     31,874    46,431     96,550     80,628   145,762        98,736    155,977
 Goodwill...............................        175       156        135        809     8,978         9,594      9,085
 Deposits...............................    490,373   503,660    535,509    619,131   724,967       691,442    694,345
 Securities sold under repurchase
  agreements............................      8,501     7,893     16,211     16,229    46,549        34,653     74,587
 Minority interest......................     11,543    15,690        437       --        --            --         --
 Convertible preferred stock and
  related surplus.......................      5,346     5,346     12,845     12,835      --            --         --
 Common shareholders' equity............     18,467    19,916     43,350     51,541    73,311        71,228     78,026



                                                                                                    As of and for the
                                                                                                    Nine Months Ended
                                                As of and for the Years Ended December 31,             September 30,
                                             1991      1992        1993      1994       1995         1995       1996

Selected Operating Ratios:
 Return on average assets...............       .28%      .66%       .83%       .95%      .96%          .95%       .96%
 Return on average common equity........       .35%     7.63%     10.72%     10.75%    11.30%        10.93%     11.91%
 Net interest margin....................      3.91%     4.46%      4.47%      4.89%     4.87%         4.90%      4.56%
 Ratio of earnings to fixed charges.....       102%      116%       125%       136%      133%          134%       141%
 Dividend payout ratio..................       --        --         --       20.34%    24.82%        23.47%     26.15%

Selected Capital and Asset
  Quality Ratios:
 Equity/Assets..........................      4.38%     4.52%      8.86%      8.57%     7.80%         8.11%      8.06%
 Non-performing loans/total loans(8)....      1.47%     1.31%      1.14%      1.60%     1.80%         1.91%      1.37%
 Non-performing assets/total loans
  and non-performing assets(9)..........      1.96%     2.32%      2.18%      2.40%     2.34%         2.63%      1.95%
 Allowance for credit losses/total
  loans.................................      1.01%     1.16%      1.15%      1.40%     2.08%         1.96%      1.53%
 Allowance for credit losses/
  non-performing assets(9)..............     51.00%    49.54%     52.13%     57.97%    88.42%        73.82%     78.16%
 Net charge-offs/average loans..........       .49%      .54%       .38%       .51%      .48%          .73%      1.04%


(1) Includes net gain on securities of $34,000 in 1991, $605,000 in 1992, $376,000 in 1993, $128,000 in 1994 and $333,000 in 1995. Respective
         amounts for the nine months ended September 30, 1995 and 1996 were $277,000 and $149,000.

(2) Effective October 1, 1995, JBI adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." The effect of adoption was not material to the Company's financial position or results of operations.

(3) Effective January 1, 1993, JBI adopted SFAS No. 109, "Accounting for Income Taxes." The effect of adoption was not material to JBI's financial position or results of operations.

(4) Net income per share is based upon the respective weighted average number of common shares (including weighted average common share equivalents) outstanding, as follows (after giving retroactive effect to a 5% stock dividend in January 1996): 1.24 million (1991), 1.24 million (1992), 1.37 million (1993), 2.62 million (1994), and 3.12 million (1995). Respective amounts for the nine months ended September 30, 1995 and 1996 were 2.96 million and 4.08 million. Fully diluted net income per share in 1993, 1994 and 1995 gives effect to the increase in average shares that would be outstanding, and the increase in net income applicable to common stock that would result from, the assumed conversion of JBI's dilutive convertible preferred stock then outstanding.

(5) Fully diluted book values in 1991 through 1995 give effect to the increase in average shares that would be outstanding, and the increase in common equity that would result from, the assumed conversion of JBI's dilutive convertible preferred stock then outstanding.

(6) Includes mortgage loans held for sale of $11.9 million (1991), $7.0 million (1992), $19.0 million (1993), $380,000 (1994) and $484,000
         (1995). Respective amounts for September 30, 1995 and 1996 were $2.0 million and $170,000.

                                                      -13-





(7) Effective January 1, 1994, JBI adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption had no effect on JBI's financial position or results of operations.

(8) Non-performing loans consist of non-accrual loans and renegotiated loans and exclude loans past due 90 days or more still accruing interest. Effective January 1, 1995, JBI adopted SFAS No. 114 "Accounting for Impairment of a Loan," as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The effect of adoption was not material to JBI's financial position or results of operations.

(9) Non-performing assets consist of non-accrual loans, renegotiated loans and other real estate owned and exclude loans past due 90 days or more still accruing interest.

(10) All acquisitions reflected in these periods have been accounted for under the purchase method of accounting and accordingly, the results of these entities' operations are included from their respective dates of acquisition.



Selected Historical Financial Information of UVB

                                                                                                     As of and for the
                                                                                                     Nine Months Ended
                                                 As of and for the Year Ended December 31,             September 30,
                                              1991      1992        1993      1994      1995          1995       1996
                                                             (In thousands, except per share data)
Income Statement Data:
 Interest income........................     $7,626    $6,138     $6,357     $7,519    $9,959        $7,436     $7,970
 Interest expense.......................      4,577     2,786      2,661      3,171     4,820         3,495      3,803
 Net interest income....................      3,049     3,352      3,696      4,348     5,139         3,941      4,167
 Provision for credit losses............      1,287       533        690                  851           644        405
 Net interest income after provision
  for credit losses.....................      1,762     2,819      3,006      4,348     4,288         3,297      3,762
 Non-interest income(1).................        248       341        384        471       461           385        193
 Non-interest expense...................      2,402     2,532      2,624      3,223     3,513         2,738      3,021
 Income before income taxes and
  cumulative effect of accounting
  change (2)............................       (392)      628        766      1,596     1,236           944        934
 Income taxes(2)........................          0        13        245        512       418           322        301
   Net income (loss)(2).................       (392)      615      1,006(2)   1,084       818           622        633

Per Common Share Data:
 Net income (loss)(3)...................      (0.19)     0.27       0.45       0.48      0.36          0.28       0.27
 Fully diluted net income(3)............      (0.19)     0.27       0.45       0.48      0.36          0.28       0.27
 Book value.............................       3.95      4.85       4.28       4.83      5.22          5.13       5.45
 Fully diluted book value...............       3.95      4.85       4.28       4.83      5.22          5.13       5.45

Balance Sheet Data:
 Total assets...........................     76,708    81,100    106,770    111,705   130,686       122,002    122,425
 Total loans............................     66,005    63,379     74,706     82,608   100,703        97,749     93,956
 Allowance for credit losses............        995     1,376      1,586      1,259       959         1,617      1,239
 Investment securities..................      4,755    10,163     13,865     16,480    17,832        18,699     18,013
 Deposits...............................     67,730    71,261     95,582     91,538   115,549       107,143    104,113
 Common shareholders' equity............      8,083     8,697      9,704     10,789    11,727        11,512     12,863

Selected Operating Ratios:(4)
 Return on average assets...............        N/A     0.81%      1.12%      1.06%     0.69%         0.72%      0.66%
 Return on average common equity........        N/A     7.25%     10.95%     10.60%     7.32%         7.50%      6.86%
 Net interest margin....................      4.02%     4.59%      4.33%      4.48%     4.55%         4.79%      4.54%




                                                                                                    As of and for the
                                                                                                    Nine Months Ended
                                                 As of and for the Year Ended December 31,             September 30,
                                              1991      1992        1993      1994       1995         1995       1996

Selected Capital and Asset
  Quality Ratios:
 Equity/Assets..........................     10.54%    10.72%      9.09%      9.66%     8.97%         9.44%     10.51%
 Non-performing loans/total loans(5)....      3.08%     5.28%      4.16%      3.35%     1.00%         2.00%      1.69%
 Non-performing assets/total loans
  and non-performing assets(6)..........      4.86%     7.00%      5.45%      5.19%     1.50%         2.97%      2.16%
 Allowance for credit losses/total
  loans.................................      1.51%     2.18%      2.12%      1.52%     0.95%         1.65%      1.32%
 Allowance for credit losses/
  non-performing assets.................     30.43%    30.41%     38.37%     28.80%    63.18%        56.28%     60.88%
 Net charge-offs/average loans..........     (2.05%)   (0.25%)    (0.68%)    (0.44%)   (1.24%)       (0.42%)    (0.17%)


(1) Includes net gain on securities sales of $118,000 and $173,000 in 1991 and 1992, and $0 for all other periods presented.
(2) Net income for 1993 includes the $485,000 cumulative effect of a change in accounting for income taxes. Income taxes for 1992 include a provision of $226,000 net of the utilization of net operating loss carryforwards of $213,000.
(3) Based upon respective weighted average number of common shares outstanding (including weighted average common share equivalents) in years 1991 through December 31, 1995 as follows: 2.05 million, 2.23 million, 2.27 million, 2.23 million and 2.25 million. For September 30, 1995 and 1996, respectively, the totals were 2.24 million and 2.31 million.
(4) Ratios for the nine months ended September 30, 1995 and 1996 are annualized.
(5) Non-performing loans consist of loans on a non-accrual basis or where terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial positions of the borrowers, and exclude loans past due 90 days or more still accruing interest.
(6) Non-performing assets consist of non-accrual loans, renegotiated loans and other real estate owned and exclude loans past due 90 days or more still accruing interest.

        Selected Pro Forma Combined Financial Information of JBI and UVB

      The following table sets forth selected unaudited pro forma combined financial information giving effect to the Merger under the pooling of interests method of accounting as if it had occurred on December 31, 1995 and also on September 30, 1996 (with respect to balance sheet data) and as of the beginning of each period (with respect to operating data). For a description of the pooling of interests accounting method with respect to the Merger, see "The Merger - Accounting Treatment." The unaudited pro forma condensed combined financial statements do not give effect to anticipated cost savings in connection with the Merger (see "Management and Operations After the Merger - Consolidation of Operations; Anticipated Cost Savings"), and do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.


                 Pro Forma Combined Condensed Balance Sheet Data
                                December 31, 1994
                                    UNAUDITED

                                                             JBI           UVB
                                                        (Historical)   (Historical)  Adjustments    Pro Forma
                                                                           (In thousands)

Assets:
Cash and due from banks........................           $ 62,462       $ 10,961          --         $ 73,423
Federal funds sold.............................             35,575             --          --           35,575
Investment securities available for sale.......             67,649          2,232          --           69,881
Investment securities held to maturity.........             12,979         14,248          --           27,227
Mortgage loans held for sale...................                380             --          --              380
Loans, net.....................................            543,757         81,348          --          625,105
Premises and equipment.........................             12,412             92          --           12,504
Accrued interest receivable....................              4,528            756          --            5,284
Other real estate owned........................              4,491          1,602          --            6,093
Goodwill.......................................                809             --          --              809
Other assets...................................              6,483            466          --            6,949
                                                          --------       --------          --         --------
   Total assets................................           $751,525       $111,705          --         $863,230
                                                          ========       ========          ==         ========




                                                             JBI           UVB
                                                        (Historical)   (Historical)  Adjustments    Pro Forma


Liabilities:
Deposits
 Demand (non-interest bearing).................           $110,861       $ 14,382          --         $125,243
 Savings, money market, and NOW................            242,063         37,391          --          279,454
 Time deposits.................................            207,595         29,818          --          237,413
 Time deposits, $100,000 and over..............             58,612          9,947          --           68,559
Securities sold under repurchase
  agreements...................................             16,229             --          --           16,229
FHLB advances..................................             35,274          8,471          --           43,745
Subordinated debentures........................              9,000             --          --            9,000
Accrued interest payable.......................              5,582            801          --            6,383
Other liabilities..............................              1,933            106          --            2,039
                                                          --------       --------          --         --------
   Total liabilities...........................            687,149        100,916          --          788,065
                                                          --------       --------          --         --------
Shareholders' Equity:
Preferred stock................................                186             --          --              186
Common stock...................................              2,734          5,116      (5,116)           3,428
                                                                                          694(1)
Additional paid-in capital.....................             47,714          5,116       4,422           57,252
Retained earnings..............................             15,001            557          --           15,558
Net unrealized loss on securities
 available for sale............................             (1,259)            --          --           (1,259)
                                                          --------       --------          --         --------
   Total shareholders' equity..................             64,376         10,789          --           75,165
                                                          --------       --------          --         --------
   Total liabilities and shareholders' equity..           $751,525       $111,705          --         $863,230
                                                          ========       ========          ==         ========

(1) Historical and pro forma common stock outstanding as of December 31, 1994 were as follows:

                                                        JBI            UVB
                                                   (Historical)    (Historical)     Adjustments     Pro Forma

Common stock JBI...................                   2,734,369                                      2,734,369
Common stock UVB...................                                  5,115,650       (5,115,650)          --
  Common shares outstanding........    2,046,260
  Times exchange ratio.............        0.339                                        693,682        693,682
                                       ---------  -------------  -------------          -------      ---------
Total..............................                                                                  3,428,051
                                                                                                     =========



                 Pro Forma Combined Condensed Balance Sheet Data
                                December 31, 1995
                                    UNAUDITED

                                                             JBI           UVB
                                                        (Historical)   (Historical)  Adjustments    Pro Forma
                                                                            (In thousands)
Assets:
Cash and due from banks........................           $ 53,309       $  5,457          --       $   58,766
Federal funds sold.............................             37,575          5,400          --           42,975
Investment securities available for sale.......            141,873          7,794          --          149,667
Investment securities held to maturity.........              3,889         10,038          --           13,927
Mortgage loans held for sale...................                484             --          --              484
Loans, net.....................................            659,272         99,744          --          759,016
Premises and equipment.........................             12,880            285          --           13,165
Accrued interest receivable....................              6,004          1,020          --            7,024
Other real estate owned........................              3,751            510          --            4,261
Goodwill.......................................              8,978             --          --            8,978
Other assets...................................             10,991            438          --           11,429
                                                          --------       --------          --       ----------
   Total assets................................           $939,006       $130,686          --       $1,069,692
                                                          ========       ========          ==       ==========

Liabilities:
Deposits
 Demand (non-interest bearing).................           $145,064        $16,739          --       $  161,803
 Savings, money market and NOW.................            245,234         48,310          --          293,544
 Time deposits.................................            265,866         38,621          --          304,487
 Time deposits, $100,000 and over..............             68,803         11,879          --           80,682
Securities sold under repurchase agreements....             46,549             --          --           46,549
FHLB advances..................................             75,000          2,000          --           77,000
Subordinated debentures........................              9,000             --          --            9,000
Accrued interest payable.......................              6,216          1,323          --            7,539
Other liabilities..............................              3,963             87          --            4,050
                                                             -----          -----          --            -----
    Total liabilities..........................            865,695        118,959          --          984,654
                                                           -------        -------          --          -------

Shareholders' Equity:
Common stock...................................              3,947          5,180      (5,180)           4,649
                                                                                          702(1)
Additional paid-in capital.....................             53,470          5,154       4,478           63,102
Retained earnings..............................             15,427          1,375          --           16,802
Net unrealized gain on securities
  available for sale...........................                467             18          --              485
                                                               ---             --          --              ---
   Total shareholders' equity..................             73,311         11,727          --           85,038
                                                            ------         ------          --           ------
   Total liabilities and shareholders' equity..           $939,006       $130,686          --       $1,069,692
                                                          ========       ========          ==       ==========





                                                      -19-




(1) Historical and pro forma common stock outstanding as of December 31, 1995 were as follows:

                                                        JBI            UVB
                                                   (Historical)    (Historical)     Adjustments     Pro Forma


Common stock JBI ..................                   3,946,776                                      3,946,776
Common stock UVB...................                                 5,179,818        (5,179,818)            --
  Common shares outstanding........    2,071,927
  Times exchange ratio.............        0.339                                        702,383        702,383
                                      ---------- -------------- --------------      -----------      ---------
Total..............................                                                                  4,649,159
                                                                                                     =========




                 Pro Forma Combined Condensed Balance Sheet Data
                               September 30, 1996
                                    UNAUDITED

                                                             JBI           UVB
                                                        (Historical)   (Historical)  Adjustments    Pro Forma
                                                                              (In thousands)

Assets:
Cash and due from banks........................           $ 38,925       $  6,583          --       $   45,508
Federal funds sold.............................             32,125          3,000          --           35,125
Investment securities available for sale.......            154,931          8,305          --          163,236
Investment securities held to maturity.........              1,046          9,708          --           10,754
Mortgage loans held for sale...................                170             --          --              170
Loans, net.....................................            694,479         92,717          --          787,196
Premises and equipment.........................             13,209            281          --           13,490
Accrued interest receivable....................              6,309            933          --            7,242
Other real estate owned........................              4,131            445          --            4,576
Goodwill.......................................              9,085             --          --            9,085
Other assets...................................             13,212            453          --           13,665
                                                          --------      ---------      ------       ----------
   Total assets................................           $967,622       $122,425          --       $1,090,047
                                                          ========       ========      ======       ==========

Liabilities:
Deposits
 Demand (non-interest bearing).................           $112,374       $  9,306          --       $  121,680
 Savings, money market and NOW.................            272,066         47,379          --          319,445
 Time deposits.................................            227,982         37,033          --          265,015
 Time deposits, $100,000 and over..............             81,923         10,395          --           92,318
Securities sold under repurchase agreements....             74,587          3,750          --           78,337
FHLB advances..................................             75,000             --          --           75,000
Subordinated notes and debentures..............             32,000             --          --           32,000
Accrued interest payable.......................              7,839          1,582          --            9,421
Other liabilities..............................              5,825            117          --            5,942
                                                          --------       --------      ------         --------
         Total liabilities.....................            889,596        109,562          --          999,158
                                                          --------       --------      ------         --------

Shareholders' Equity:
Common stock...................................              3,962          5,526      (5,526)           4,711
                                                                                          749(3)
Additional paid in capital.....................             53,806          5,362       4,777           63,945
Retained earnings..............................             20,407          2,008          --           22,415
Net unrealized loss on securities
  available for sale...........................               (149)           (33)         --             (182)
                                                          --------       --------      ------       ----------
   Total shareholders' equity..................             78,026         12,863          --           90,889
                                                          --------       --------      ------       ----------
   Total liabilities and shareholders' equity..           $967,622       $122,425          --       $1,090,047
                                                          ========       ========      ======       ==========


                                      -21-




(1) On a pro forma basis, after the Merger, asset quality ratios as of September 30, 1996 would have been as follows: non-performing assets/total loans and non-performing assets: 1.97%; allowance for credit losses/total loans: 1.51%; allowance for credit losses/non-performing assets: 75.94%. Non-performing loans and non-performing assets exclude loans past due 90 days or more still accruing interest.

(2) At September 30, 1996 pro forma capital ratios (which exceeded "well capitalized" ratios as determined by the appropriate regulatory authorities) are as follows:

                                                           Tier 1 Capital         Total Capital
                                                          to Risk Weighted      to Risk Weighted
Entity                                Leverage Ratio        Assets Ratio          Assets Ratio

JBI (pro forma)....................       7.37%                10.24%                  15.64%
"Well capitalized" institution
  (under FDIC Regulations).........       5.00%                 6.00%                  10.00%

(3) Historical and pro forma common stock outstanding as of September 30, 1996 were as follows:

                                                        JBI            UVB
                                                   (Historical)    (Historical)     Adjustments     Pro Forma

Common stock JBI...................                   3,962,267                                      3,962,267
Common stock UVB...................                                  5,525,653       (5,525,653)            --
  Common shares outstanding........    2,210,261
  Times exchange ratio.............        0.339                                        749,278        749,278
                                       ---------   ------------   ------------       ----------      ---------
Total..............................                                                                  4,711,545
                                                                                                     =========




               Pro Forma Combined Condensed Income Statement Data
                          Year Ended December 31, 1993
                                    UNAUDITED

                                               JBI          UVB
                                          (Historical)  (Historical) Adjustments  Pro Forma(1)
                                                            (In thousands)

Interest income ........................   $   40,475   $    6,357         --     $   46,832
Interest expense .......................       16,591        2,661         --         19,252
                                           ----------   ----------   ----------   ----------
 Net interest income ...................       23,884        3,696         --         27,580
Provision for credit losses ............        1,829          690         --          2,519
                                           ----------   ----------   ----------   ----------

 Net interest income after provision
  for credit losses ....................       22,055        3,006         --         25,061
Non-interest income ....................        5,495          384         --          5,879
Non-interest expense ...................       20,741        2,624         --         23,365
                                           ----------   ----------   ----------   ----------

 Income before income taxes,
  dividends on preferred stock,
  minority interest and change in
  accounting for income taxes ..........        6,809          766         --          7,575
Income taxes ...........................        2,062          245         --          2,307
                                           ----------   ----------   ----------   ----------

 Income before dividends on preferred
  stock, minority interest and change
   in accounting for income taxes ......        4,747          521         --          5,268
Dividends on preferred stock ...........          789         --           --            789
Minority interest ......................        1,191         --           --          1,191
Change in accounting for income taxes ..         --            485         --            485
                                           ----------   ----------   ----------   ----------
  Net Income ...........................   $    2,767   $    1,006         --     $    3,773
                                           ==========   ==========   ==========   ==========
Per share data
Net income applicable to common stock...   $    2,240   $    1,006                $    3,246
Net income per common share - primary
  Income before change in income taxes..   $     1.64   $      .23                $     1.25
  Change in income taxes................          --    $      .22                $      .22
  Net income............................   $     1.64   $      .45                $     1.47
Net income per common share - fully
  diluted
  Income before change in income taxes..   $     1.49   $      .23                $     1.24
  Change in income taxes................          --    $      .22                $      .17
  Net income............................   $     1.49   $      .45                $     1.41
Average number of common shares and
  equivalents...........................        1,369        2,266                     2,201
Cash dividends..........................          --           --                        --

----------
(1) Does not reflect an estimated $200,000 in merger legal, audit, printing and other expenses.
                                      -23-


               Pro Forma Combined Condensed Income Statement Data
                          Year Ended December 31, 1994
                                    UNAUDITED

                                               JBI          UVB
                                           (Historical) (Historical) Adjustments  Pro Forma(1)
                                                             (In thousands)

Interest income ........................   $   46,943   $    7,519         --     $   54,462
Interest expense .......................       17,412        3,171         --         20,583
                                           ----------   ----------   ----------   ----------
  Net interest income ..................       29,531        4,348         --         33,879
Provision for credit losses ............        1,857         --           --          1,857
                                           ----------   ----------   ----------   ----------

  Net interest income after provision
   for credit losses ...................       27,674        4,348         --         32,022
Non-interest income ....................        5,343          471         --          5,814
Non-interest expense ...................       23,755        3,223         --         26,978
                                           ----------   ----------   ----------   ----------
  Income before income taxes ...........        9,262        1,596         --         10,858
Income taxes ...........................        3,081          512         --          3,593
  Net income ...........................   $    6,181   $    1,084         --     $    7,265
                                           ==========   ==========   ==========   ==========
Per share data
Net income applicable to common stock...   $    4,868   $    1,084                $    5,952
Net income per common share - primary...   $     1.86   $      .48                $     1.74
Net income per common share - fully
  diluted...............................   $     1.71   $      .48                $     1.65
Average number of common shares and
  equivalents...........................        2,618        2,235                     3,425
Cash dividends..........................   $      .40          --                 $      .40

----------
(1) Does not reflect an estimated $200,000 in merger legal, audit, printing and other expenses.



               Pro Forma Combined Condensed Income Statement Data
                          Year Ended December 31, 1995
                                    UNAUDITED

                                              JBI          UVB
                                          (Historical) (Historical) Adjustments   Pro Forma(1)
                                                             (In thousands)

Interest income ........................   $   64,317   $    9,959         --     $   74,276
Interest expense .......................       28,229        4,820         --         33,049
                                           ----------   ----------   ----------   ----------
  Net interest income ..................       36,088        5,139         --         41,227
Provision for credit losses ............        3,135          851         --          3,986
                                           ----------   ----------   ----------   ----------
  Net interest income after provision
   for credit losses ...................       32,953        4,288         --         37,241
Non-interest income ....................        6,508          461         --          6,969
Non-interest expense ...................       27,647        3,513         --         31,160
                                           ----------   ----------   ----------   ----------
  Income before income taxes ...........       11,814        1,236         --         13,050
Income taxes ...........................        4,153          418         --          4,571
                                           ----------   ----------   ----------   ----------
  Net income ...........................   $    7,661   $      818         --     $    8,479
                                           ==========   ==========   ==========   ==========
Per share data
Net income applicable to common stock...   $    6,534   $      818                $    7,352
Net income per common share - primary...   $     2.10   $      .36                $     1.86
Net income per common share - fully
  diluted...............................   $     1.94   $      .36                $     1.74
Average number of common shares and
  equivalents...........................        3,117        2,245                     3,958
Cash dividends..........................   $     .525          --                 $     .525

----------
(1) Does not reflect an estimated $200,000 in merger legal, audit, printing and other expenses.


               Pro Forma Combined Condensed Income Statement Data
                      Nine Months Ended September 30, 1995
                                    UNAUDITED

                                               JBI          UVB
                                           (Historical) (Historical)  Adjustments  Pro Forma(1)
                                                             (In thousands)

Interest income ........................   $   46,221   $    7,436         --     $   53,657
Interest expense .......................       19,982        3,495         --         23,477
                                           ----------   ----------   ----------   ----------
  Net interest income ..................       26,239        3,941         --         30,180
Provision for credit losses ............        2,370          644         --          3,014
                                           ----------   ----------   ----------   ----------
   Net interest income after provision
    for credit losses ..................       23,869        3,297         --         27,166
Non-interest income ....................        4,609          385         --          4,994
Non-interest expense ...................       20,191        2,738         --         22,929
                                           ----------   ----------   ----------   ----------
   Income before income taxes ..........        8,287          944         --          9,231
Income taxes ...........................        2,861          322         --          3,183
                                           ----------   ----------   ----------   ----------
   Net income ..........................   $    5,426   $      622         --     $    6,048
                                           ==========   ==========   ==========   ==========
Per share data
Net income applicable to common stock...   $    4,452   $      622                $    5,074
Net income per common share - primary...   $     1.51   $      .28                $     1.32
Net income per common share - fully
  diluted...............................   $     1.39   $      .28                $     1.25
Average number of common shares and
  equivalents...........................        2,957        2,244                     3,844
Cash dividends..........................   $     .375          --                 $     .375

----------
(1) Does not reflect an estimated $200,000 in merger legal, audit, printing and other expenses.



               Pro Forma Combined Condensed Income Statement Data
                      Nine Months Ended September 30, 1996
                                    UNAUDITED

                                               JBI          UVB
                                           (Historical) (Historical) Adjustments  Pro Forma(1)
                                                            (In thousands)

Interest income ........................   $   55,380   $    7,970         --     $   63,350
Interest expense .......................       25,217        3,803         --         29,020
                                           ----------   ----------   ----------   ----------
   Net interest income .................       30,163        4,167         --         34,330
Provision for credit losses ............        2,115          405         --          2,520

   Net interest income after provision
    for credit losses ..................       28,048        3,762         --         31,810
Non-interest income ....................        5,185          193         --          5,378
Non-interest expense ...................       22,711        3,021         --         25,732
                                           ----------   ----------   ----------   ----------
     Income before income taxes ........       10,522          934         --         11,456
Income taxes ...........................        3,779          301         --          4,080
                                           ----------   ----------   ----------   ----------
     Net income ........................   $    6,743   $      633         --     $    7,376
                                           ==========   ==========   ==========   ==========
Per share data
Net income applicable to common stock...   $    6,743   $      633                $    7,376
Net income per common share - primary...   $     1.65   $      .27                $     1.49
Net income per common share - fully
  diluted...............................   $     1.65   $      .27                $     1.49
Average number of common shares and
  equivalents...........................        4,076        2,313                     4,950
Cash dividends..........................   $      .45          --                 $      .45


(1) Does not reflect an estimated $200,000 in merger related legal, audit, printing and other expenses.

Certain Unaudited Pro Forma Per Share Data

         The following unaudited information sets forth historical and pro forma per common share data for JBI and historical and equivalent pro forma per common share data for UVB. The information set forth below should be read in conjunction with the historical financial statements of JBI and UVB, and the notes thereto, and the pro forma financial data appearing elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference.

                                                                 Nine Months
                                                    Year Ended      Ended
                                                    December 31, September 30,
Per Common Share                                        1995        1996

Book Value:
JBI:
 Historical book value per share ................   $   18.20   $   19.10
 Pro forma combined per share of JBI after merger       17.45(1)    18.26(1)
UVB:
 Historical book value per share ................        5.22(2)     5.45(2)
 Equivalent pro forma combined per share of UVB
   after merger .................................        5.92(3)     6.19(3)

Fully Diluted Book Value:
JBI:
 Historical fully diluted book value per share ..       18.20       19.10
 Pro forma combined per share of JBI after merger       17.45(1)    18.26(1)
UVB:
 Historical fully diluted book value
   per share ....................................        5.22(2)     5.45(2)
 Equivalent pro forma combined per share of UVB
   after merger .................................        5.92(4)     6.19(4)



                                                                                     Nine Months
                                                   Year Ended                           Ended
                                                   December 31,                       September 30,
                                        ---------------------------------          --------------------
                                        1993          1994           1995           1995          1996

Cash Dividends
JBI:
 Historical cash dividends
   declared ....................       $ --            $.40           $.525          $.375          $.45
 Pro forma combined per share
   of JBI after merger .........         --             .40            .525           .375           .45
UVB:
 Historical cash dividends
   declared ....................         --             --             --             --             --
 Equivalent pro forma combined
   per share of UVB after
   merger ......................         -- (5)         .14(5)         .18(5)         .13(5)         .15(5)

Net Income:
JBI:
 Historical net income per
   share .......................        1.64           1.86           2.10           1.51           1.65
 Pro forma combined per share
   of JBI after merger before
   cumulative effect of
   accounting change for
   income taxes ................        1.25(1)(6)     1.74(1)(6)     1.86(1)(6)     1.32(1)(6)     1.49(1)
 Cumulative effect of accounting
   change for income taxes .....         .22(1)(6)      --             --             --             --
 Pro forma combined per share
   of JBI after merger .........        1.47(1)(6)     1.74(1)(6)     1.86(1)(6)     1.32(1)(6)     1.49(1)
UVB:
 Historical net income per
   share before cumulative
   effect of accounting change
   for income taxes ............         .23(2)         .48(2)         .36(2)         .28(2)         .27(2)
 Cumulative effect of accounting
   change for income taxes .....         .22(2)         --             --             --             --
 Historical net income per
   share .......................         .45(2)         .48(2)         .36(2)         .28(2)         .27(2)
 Equivalent pro forma combined
   per share of UVB after
   merger ......................         .50(7)         .59(7)         .63(7)         .45(7)         .51(7)


                                                                                          Nine Months
                                                      Year Ended                             Ended
                                                       December 31,                       September 30,
                                            --------------------------------          --------------------
                                            1993          1994          1995           1995          1996

Fully Diluted Net Income:
JBI:
 Historical fully diluted net income
   per share .......................        1.49           1.71           1.94           1.39           1.65
 Pro forma combined per share
   of JBI after merger before
   cumulative effect of accounting
   change for income taxes .........        1.24(1)(8)     1.65(1)(8)     1.77(1)(8)     1.25(1)(8)     1.49(1)
 Cumulative effect of accounting
   change for income taxes .........         .17(1)(8)      --             --             --             --
 Pro forma combined per share
   of JBI after merger .............        1.41(1)(8)     1.65(1)(8)     1.77(1)(8)     1.25(1)(8)     1.49(1)
UVB:
 Historical fully diluted net
   income per share before
   cumulative effect of accounting
   change for income taxes .........         .23(2)         .48(2)         .36(2)         .28(2)         .27(2)
 Cumulative effect of accounting
   change for income taxes .........         .22(2)         --             --             --             --
 Historical fully diluted net income
    per share ......................         .45(2)         .48(2)         .36(2)         .28(2)         .27(2)
 Equivalent pro forma combined
   per share of UVB after
   merger ..........................         .48(9)         .56(9)         .60(9)         .42(9)         .51(9)


(1) Pro forma combined book value, fully diluted book value, net income and fully diluted net income were adjusted for the dilutive effect of the UVB Warrants as described in footnote (2). However, the JBI Common Stock market price, adjusted for the conversion ratio, was utilized as the UVB Common Stock market price for purposes of such calculations.
(2) Book value, fully diluted book value, net income and fully diluted net income of UVB were adjusted for the dilutive effect of warrants exercisable at $4 per warrant, compared to the higher market price (determined as set forth below in this note) of UVB Common Stock. The difference between the number of warrants outstanding multiplied by the UVB Common Stock market price less the amount required to exercise the warrants, is divided by the UVB Common Stock market price to arrive at the number of dilutive shares. For these purposes, the market price of UVB Common Stock was deemed to be $5 per share, the price at which the last sale of UVB Common Stock (in May 1996), to the best of the knowledge of UVB's management, took place.
(3) Equivalent pro forma book value per share of UVB Common Stock represents the pro forma combined book value per share of JBI Common Stock multiplied by the Exchange Ratio.
(4) Equivalent pro forma fully diluted book value per share of UVB Common Stock represents the pro forma combined fully diluted book value per share of JBI Common Stock multiplied by the Exchange Ratio.
(5) Equivalent pro forma combined cash dividends represent the pro forma combined cash dividends multiplied by the Exchange Ratio.
(6) Pro forma combined net income per share of JBI Common Stock for periods prior to the nine months ended September 30, 1996, represents pro forma net income less dividends on JBI Preferred Stock divided by pro forma combined average common shares outstanding. All JBI Preferred Stock was converted into Common Stock in October, 1995.

(7) Equivalent pro forma net income per share of UVB Common Stock represents the pro forma combined net income per share of JBI Common Stock multiplied by the Exchange Ratio.
(8) Pro forma combined fully diluted net income for periods prior to the nine months ended September 30, 1996 represents pro forma net income per share adjusted for the effect of dilutive preferred stock. All JBI Preferred Stock was converted into Common Stock in October, 1995.
(9) Equivalent pro forma fully diluted net income per share of UVB Common Stock represents the pro forma combined fully diluted net income per share of JBI Common Stock multiplied by the Exchange Ratio.

                              THE SPECIAL MEETINGS

Date, Time and Place

         JBI. The JBI Special Meeting will be held at 1609 Walnut Street, Philadelphia, Pennsylvania at 10:00 a.m. local time, on January 10, 1997.

         UVB. The UVB Special Meeting will be held at 1601 Market Street, Philadelphia, Pennsylvania, at 10:00 a.m. local time, on January 10, 1997.

Record Date for, and Voting at, the Special Meetings

         JBI. The Record Date for shareholders entitled to notice of, and to vote at, the JBI Special Meeting is December 2, 1996. At the close of business on the Record Date there were 3,964,331 shares of JBI Common Stock outstanding and entitled to vote. At the JBI Special Meeting, holders of record of JBI Common Stock on the Record Date will be entitled to one vote per share on each matter of business properly brought before the JBI Special Meeting. Approval of the Merger Agreement requires the affirmative vote of a majority of the total votes cast, either in person or by proxy, at the JBI Special Meeting by the holders of JBI Common Stock, provided a quorum is present. For these purposes, a quorum consists of a majority of the outstanding JBI Common Stock.

         As of the JBI Record Date, directors and executive officers of JBI and their affiliates beneficially owned and were entitled to vote 959,483 shares of JBI Common Stock (excluding 283,824 shares issuabl upon exercise of options), constituting 24% of shares outstanding on the JBI Record Date. Each JBI director and executive officer has indicated his present intent to vote his shares of JBI Common Stock for approval of the Merger Agreement. No directors or executive officers of UVB own shares of JBI Common Stock.

         UVB. The Record Date for shareholders entitled to notice of, and to vote at, the UVB Special Meeting is November 22, 1996. At the close of business on the Record Date there were 2,217,594 shares of UVB Common Stock outstanding and entitled to vote. At the UVB Special Meeting, holders of record of UVB Common Stock on the UVB Record Date will be entitled to one vote per share on each matter of business properly brought before the UVB Special Meeting. Approval of the Merger Agreement requires the affirmative vote of not less than 66 2/3% of all holders of UVB Common Stock entitled to vote.

         As of the UVB Record Date, directors and executive officers of UVB and their affiliates beneficially owned and were entitled to vote 919,538 shares of UVB Common Stock (excluding 716,334 shares issuable upon exrcise options), constituting 41% of shares outstanding on the UVB Record Date). Each UVB director and executive officer has indicated his present intent to vote his shares of UVB Common Stock for approval of the Merger Agreement. No directors or executive officers of JBI own shares of UVB Common Stock.

Proxies for the Special Meetings

         The proxy enclosed for each of the respective Special Meetings may be revoked by the person giving it at any time after its submission and before it is exercised by: (i) submitting written notice of revocation of such proxy to the Secretary of JBI (in the case of a JBI shareholder) or UVB (in the case of a UVB shareholder), (ii) submitting a later dated proxy, or (iii) such person appearing at the respective Special Meeting and requesting a return of the proxy (appearance alone will not of itself constitute a revocation of the proxy). All shares represented by valid proxies will be voted in the manner specified in the proxies. If no specification is made, such shares will be voted in favor of the Merger Agreement.

         The Boards of Directors of each of JBI and UVB know of no business which will be presented for consideration at either of the Special Meetings other than the matters described in this Joint Proxy Statement/Prospectus and those incidental to the conduct of the Special Meetings. It is not anticipated that other matters will be brought before the Special Meetings. If, however, other matters are duly brought before either Special Meeting or any adjournments thereof, the persons appointed as proxies will have the discretion to vote or act thereon according to their best judgment.

         Directors, officers and employees of UVB may solicit proxies from UVB shareholders and directors, officers and employees of JBI may solicit proxies from JBI shareholders, in either case by telephone, facsimile transmission, personal solicitation or otherwise. Each of JBI and UVB will request that the Notice of Special Meeting, this Joint Proxy Statement/ Prospectus, the proxy and related materials be forwarded by record owners to beneficial owners and expect to reimburse banks, brokers and other persons for their reasonable out-of-pocket expenses in handling such materials. Each of JBI and UVB will bear the cost of the solicitation of proxies from its own shareholders, except that JBI and UVB will share equally the cost of printing this Joint Proxy Statement/Prospectus.

         Abstentions may be specified on each of the proxy cards. Abstentions will be considered present for purposes of determining the presence of a quorum for each Special Meeting, but as unvoted on the matters as to which abstention has been specified.

         Under applicable rules of the New York Stock Exchange and the National Association of Securities Dealers, Inc., brokers or other members who hold shares in street name for customers have the discretion to vote those shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers will not have such discretionary authority with respect to the approval of the Merger Agreement.

         The Board of Directors of JBI has (with eight directors present and one director absent), by unanimous vote of all directors present, approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement.

         The Board of Directors of UVB has, by unanimous vote, approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement.

         A failure to vote by a UVB shareholder, either by not returning the enclosed proxy, or by returning the enclosed proxy and checking the ABSTAIN box, will have the same effect as a vote against approval of the Merger Agreement. A failure to vote by a JBI shareholder may affect whether a quorum is present at the JBI Special Meeting.

                                   THE MERGER

General

         The Board of Directors of each of JBI and UVB has approved the Merger Agreement, which provides for the Merger, at the Merger Effective Date, of JBI Merger Sub with and into UVB, with UVB thereby becoming a wholly-owned subsidiary of JBI. This section of the Joint Proxy Statement/Prospectus describes the material aspects of the proposed Merger, including the principal terms of the Merger Agreement. However, this information is necessarily general and is qualified by reference to more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus, the documents incorporated herein by reference and the Annexes hereto. A copy of the Merger Agreement is set forth in Annex A hereto and reference is made thereto for the complete terms of the Merger. Shareholders of JBI and UVB are urged to review the Merger Agreement and each of the Annexes hereto carefully.

Background of the Merger

         In  the  past  decade,   the  banking  industry  has  been  subject  to
significant change, including an increase in consolidations and a decrease in the number of small "boutique" banks. Intensified competition from both traditional financial institutions and non-bank financial service providers has resulted. To define their market positions more clearly, both JBI and UVB have sought to identify their operations as "community banks" and "small and middle-market business banks." Each has sought to enhance its market presence through expansion into targeted communities within the Philadelphia metropolitan area. Since January 1, 1995, JBI has acquired three smaller community banks, four branches of other banks and the deposits of another bank, while UVB has opened two new branches.

         While UVB's Board has recognized the need for further growth of UVB in order to successfully compete in its market, it also recognized that the cost of obtaining such growth would be substantial, both with respect to the establishment of additional branches and the installation of the technology necessary to compete and manage the growth. UVB's Board has also desired to increase the liquidity of UVB Common Stock for the benefit of all UVB shareholders.

         In reviewing UVB's strategic options, the Board determined in the spring of 1995 that UVB could achieve desired growth and market liquidity through strategic alliances with other small community banks or through a combination with a larger institution. UVB initially pursued a strategy of seeking alliances with other local community banks of like size. By the end of 1995, however, UVB had been unsuccessful in forming such alliances. Thus, its Board concluded that more vigorous activity was required and must include not only small community banks but also larger financial institutions.

         The UVB Board considered the relative merits of maintaining the independence of UVB through acquisitions by UVB and of merging UVB with a larger institution. Both tax-free exchanges for Nasdaq- or exchange-listed securities, which could provide enhanced liquidity, and taxable sales for cash, were considered by the Board. After such consideration, the UVB Board determined to pursue acquisition of UVB by a larger institution and, in early 1996, directed Thomas J. Lynch, President and Chief Executive Officer of UVB, to seek such a combination. Approximately twenty financial institutions were contacted to pursue possible combinations. UVB identified JBI as a potentially interested institution based upon prior informal conversations between individual officers and directors of the institutions.

         In late July 1996, UVB contacted JBI to determine JBI's interest in exploring a possible combination. Preliminary financial information was provided to JBI after a confidentiality agreement was signed. After review of this information JBI advised UVB that JBI would be interested in pursuing further discussions.

         Several other financial institutions in the immediate Philadelphia vicinity had also indicated interest in pursuing a combination with UVB. In early August, the Executive Committee of UVB's Board (the "UVB Executive Committee") reviewed all of the discussions and contacts made to that time and decided to advance the discussions with five identified financial institutions, including JBI. On August 7, 1996, the UVB Executive Committee indicated to those five financial institutions that all final indications of interest had to be received by August 21, 1996. During the next two weeks, UVB held numerous discussions with the institutions.

         On the morning of August 13, Betsy Z. Cohen, Chairman and Chief Executive Officer of JBI, met with John G. Hoopes, Chairman of the Board of UVB, and Stanley L. Stein, a director of UVB, to discuss the structure, business and affairs of UVB, to review the implications of a combination of UVB and JBI for each of the two companies and to explore whether a combination of the companies was feasible from financial, business and internal culture points of view. That afternoon, Mrs. Cohen met with the UVB Executive Committee to continue the discussion begun with Messrs. Hoopes and Stein. After these meetings, JBI began an extensive review of UVB's business, operations, liabilities and assets (and, in particular, UVB's loan portfolio), to determine the value to JBI of UVB and to estimate the potential cost savings and business enhancements which might result from a merger. On August 19, Mrs. Cohen met with Mr. Lynch to discuss aspects of JBI's review and the role Mr. Lynch might assume in the event of a combination. On August 21, Mrs. Cohen discussed the proposed transaction at length with the directors of Jefferson PA at a regularly scheduled meeting, which was followed by a conference call with the directors of JBI, informing them of the substance of her discussions with

UVB, the proposed terms of the transaction, the results of JBI's review of UVB and the potential benefits which could result from a combination. Mrs. Cohen then communicated proposed terms of an acceptable transaction to Mr. Hoopes. UVB also received proposals from the other four institutions.

         On August 21, the UVB  Executive  Committee  reviewed all  proposals in detail. After reviewing the potential of the combined institutions, the performance of JBI Common Stock, the culture of the two institutions and other factors, the UVB Executive Committee determined that JBI's offer was the most appropriate and agreed to enter into negotiations with JBI for a definite merger agreement. The negotiations were conducted by UVB and JBI, and their representatives, during the next two weeks. During this period, UVB conducted a due diligence review of JBI and retained Danielson to review the proposed transaction and issue its opinion as to the fairness of the Exchange Ratio to the shareholders of UVB from a financial point of view. See "The Merger - Opinion of Financial Advisor."

         On September 4, the Boards of Directors of each of JBI and Jefferson PA met in joint session to formally consider a proposal by Mrs. Cohen that JBI acquire UVB through merger. After extensive review of the transaction, and consideration of the factors referred to in "The Merger - Reasons for the Merger; Recommendations of the Boards of Directors," Mrs. Cohen recommended that the directors approve the proposed merger. The Boards, by the unanimous vote of those present, approved the Merger Agreement and directed that it be submitted to JBI's shareholders.

         At a Special Meeting of the Board of Directors of UVB on September 5, the Merger Agreement was presented for formal consideration. Danielson also presented a form of its written fairness opinion. Believing it desirable and in the best interests of UVB and its shareholders to be acquired by JBI in accordance with the terms of the Merger Agreement, the Board of Directors approved the Merger Agreement by unanimous vote and directed that it be submitted to UVB's shareholders.

         The Merger Agreement was executed on September 5. On September 30, the Merger Agreement was amended to resolve certain technical concerns.

Reasons for the Merger; Recommendations of the Boards of Directors

         The Boards of Directors of each of JBI and UVB believe that the Merger provides shareholders with the opportunity to combine two financially strong banking operations with a similar focus on community and small- to middle-market business banking and, because of the geographic overlap of the institutions, to achieve a number of operating efficiencies and business synergies. Although no assurances can be given that any specific level of expense savings will be achieved, or as to the timing thereof, JBI and UVB have identified potential annualized pre-tax expense savings of $1.7 million (or approximately 40% of the pro forma 1996 operating expense base) which they anticipate can be effected within approximately six months following consummation of the Merger by consolidating certain lending, deposit, loan and administrative operations, closing two branch offices, consolidating office space, combining data processing operations under JBI's data processing contract and eliminating duplicative audit, insurance and other expenses.

         In addition, although neither UVB or JBI has quantified any particular level of revenue enhancements which may result from the Merger, several potential business synergies have been noted in both the lending and general financial services areas. The Boards of each of JBI and UVB noted that, by becoming a part of JBI, the former offices of UVB would have the support of JBI's greater resources and products, and broader access to markets and lendable funds. In particular, they observed that the Merger would increase the limit on loans that could be made to a UVB customer from approximately $2 million to approximately $12 million and would present UVB customers with a significantly larger number of deposit account choices, a larger number of certificate of deposit options, previously unavailable in-house credit card and merchant plan services, previously unavailable cash management services (including escrow management, sweep accounts, zero balance accounting, lock boxes, foreign drafts and similar items), and previously unavailable home banking and bill-paying services. Both Boards noted that JBI maintains active installment and residential mortgage loan departments while UVB has heretofore provided such services primarily as an accommodation to selected customers and that, in addition, JBI provides automobile leasing services for individuals and corporate fleets, neither of which have been previously offered by UVB.

         In determining to approve the Merger Agreement, the Boards of Directors of each of JBI and UVB also considered, among others, the following factors:

         (i) The Financial and Other Terms of the Merger Agreement. The Boards of Directors of each of JBI and UVB considered the terms of the Merger Agreement and the transactions contemplated thereby. Each Board took into account the historical trading ranges for JBI Common Stock, the illiquid market for UVB Common Stock and the Exchange Ratio. The UVB Board considered recent and historical selling prices for UVB Common Stock, the net book value of UVB Common Stock and the more liquid market for JBI Common Stock provided by its listing on Nasdaq. The UVB Board noted in particular that, based on the closing price of JBI Common Stock on the last trading day prior to its September 5 meeting, the Exchange Ratio reflected a premium of 178% to UVB's book value and a multiple of
26.7 times earnings for the four trailing calendar quarters. JBI's Board took into account the potential impact of the Merger on the price of JBI Common Stock over the short- and medium-term and the resulting relative interests of JBI and UVB shareholders in the equity of the combined company. The UVB Board considered the dividends history of JBI and the potential for increased earnings and book value per share for shareholders of UVB as a result of the Merger. The JBI Board considered that the Merger was expected to be accretive to JBI's earnings per share in 1997, that JBI Common Stock will be diluted by only 1.9% on a tangible basis (and that the ratio of tangible book value to aggregate book value will increase), and that a discounted cash flow analysis resulted in a value per share of UVB Common Stock in excess of the consideration being paid by JBI, based upon the closing price of JBI Common Stock on September 4. Both Boards were advised, and considered, that under the Merger Agreement, JBI would have the right to terminate the Merger

Agreement in the event of a specified significant decline in the net worth of UVB prior to the completion of the Merger.

         (ii) Advice of Financial Advisors and Fairness Opinion. The UVB Board considered, and placed special importance on, advice received from Danielson and reviewed the detailed financial analyses, pro forma results and other information presented by Danielson, including Danielson's favorable opinion as to the fairness, from a financial point of view, of the consideration to be paid to UVB shareholders in the Merger. For a discussion of the opinion of UVB's Financial Advisor, including a summary of the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made with respect thereto, see "The Merger - Opinion of Financial Advisor" below.

         (iii) Certain Financial and Other Information. Each Board analyzed information with respect to, among other things, the historical financial results of the other party and pro forma financial results, and reviewed information with respect to the other party's business, operations, financial condition and future prospects. Each Board considered, in particular, the other party's capital position, asset quality, management strength and strategic direction, as well as relative strengths and weaknesses of the other party's businesses. The UVB Board also considered the UVB Board's knowledge of the business, operations, properties, assets and earnings of UVB, as well as its assessment of the earnings potential and future value of UVB. Each of the Boards considered the prices and premiums paid in recent acquisitions of other companies in comparable businesses, the prospects of UVB and JBI, and the values of JBI and UVB separately and as a combined enterprise.

         (iv) Due Diligence Review. Each Board considered the results of the due diligence review conducted by its management and advisors, including, among other things, a review of the other party's credit policies, asset quality, the adequacy of its loan loss reserves and its interest rate risk profile.

         (v) The Tax and Accounting Treatment of the Transaction. The UVB Board considered that the Merger is expected to be tax-free (other than with respect to cash paid in lieu of fractional shares) to shareholders for federal income tax purposes. Each Board considered that the Merger was expected to be accounted for under the pooling of interests method of accounting for business combinations. See "The Merger - Federal Income Tax Aspects" and "- Accounting Treatment."

         (vi) Regulatory Approvals. Each Board considered the nature of, and likelihood of obtaining, the regulatory approvals that would be required with respect to the Merger. See "The Merger - Regulatory Approvals."

         (vii) Operating Environment. Each Board took into account the current and prospective economic and competitive environment facing the financial services industry generally and each of UVB and JBI in particular, and considered the ability of larger institutions to provide increased products and services and to invest in technology, and the impact of the proposed Merger on their depositors, employees, customers and the communities they serve.

         The foregoing discussion of the information and factors considered by each Board of Directors is not intended to be exhaustive but includes all material factors considered by each such Board. In reaching its determination to approve the Merger Agreement, neither Board assigned any relative or specific weights to the various factors considered by it (except as described above), nor did either Board specifically characterize any factor as positive or negative, and individual directors may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

         Based upon the considerations described above, the Boards of Directors of each of JBI and UVB, by the unanimous vote of all directors present, approved the Merger Agreement and the transactions contemplated thereby and recommended that its shareholders vote "FOR" approval of the Merger Agreement.

         Mr. Neff was absent from the meeting of the Board of Directors of JBI at which such vote was taken, although he participated in the conference call of August 21 and has subsequently indicated his approval of the Merger Agreement.

Terms of the Merger

         Structure. Pursuant to the Merger Agreement, JBI will acquire UVB and United Valley through merger of JBI Merger Sub with and into UVB (the "Merger"), with UVB being the surviving entity (the "Continuing Corporation"). As a result of the Merger, UVB will become a direct wholly-owned subsidiary of JBI and United Valley will become a second-tier subsidiary of JBI. Immediately following the Merger, United Valley will merge with and into Jefferson in a separate merger transaction, with Jefferson being the surviving institution, and the separate existence of United Valley will cease.

         In accordance with Pennsylvania law, following the Merger the Continuing Corporation will possess all of the property, rights, powers, duties, obligations and liabilities of UVB and JBI Merger Sub. The Continuing Corporation will be governed by the Articles of Incorporation and Bylaws of JBI Merger Sub in effect immediately prior to the consummation of the Merger. The directors of UVB immediately prior to the consummation of the Merger will continue as the directors of the Continuing Corporation; the officers of UVB immediately prior to the consummation of the Merger will continue as the officers of the Continuing Corporation. Following the merger of United Valley into Jefferson, the officers and directors of Jefferson will be the officers and directors of the surviving institution, subject to certain appointments required by the Merger Agreement. See "The Merger - Interests of Certain Persons," below.

         Merger Consideration. Upon consummation of the Merger, each outstanding share of UVB Common Stock will be converted into and become, automatically and without any action on the part of the holder thereof, the right to receive 0.339 of a share of JBI Common Stock.

Each holder of UVB Common Stock who would otherwise be entitled to a fractional share of JBI Common Stock will receive cash in lieu thereof in an amount determined by multiplying such fractional share by the Index Price. As defined in the Merger Agreement, the Index Price is that price per share of JBI Common Stock equal to the average of the daily closing prices for JBI Common Stock on Nasdaq during the twenty trading days immediately prior to the Merger Effective Date.

         Upon consummation of the Merger, each outstanding UVB Warrant will be converted into and become, automatically and without any action on the part of the holder thereof, a JBI Warrant to purchase that number of shares of JBI Common Stock as shall equal (i) the Exchange Ratio multiplied by (ii) that number of shares of UVB Common Stock which such UVB Warrant entitled the holder thereof to purchase, at an exercise price equal to (a) the exercise price per share of the UVB Warrant divided by (b) the Exchange Ratio. Rights under any JBI Warrant to purchase a fractional share will be cancelled.

         If JBI, at any time before the consummation of the Merger, changes the number of issued and outstanding shares of JBI Common Stock as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding JBI Common Stock, the Exchange Ratio will be proportionately adjusted so that each UVB shareholder (and each holder of a UVB Warrant) will be entitled to receive such number of shares of JBI Common Stock (or JBI warrants to purchase JBI Common Stock) as he would have been entitled to receive in such transaction if the Merger had been consummated prior to the happening of such event.

         Effective Date; Conditions to Consummation; Termination. Subject to the terms and conditions set forth in the Merger Agreement, the Merger Effective Date will occur upon the acceptance and filing of articles of merger by the Pennsylvania Department of State. The presentation of the articles for acceptance and filing is subject to the rights of the Boards of Directors of JBI and UVB to terminate the Merger as provided for in the Merger Agreement.

         The consummation of the Merger is subject to, among other things, the approval of the shareholders of JBI and UVB; receipt of required regulatory approvals; and there being no material adverse change in the financial position, results of operations or business of United Valley, taken as a whole. As used in the Merger Agreement, a material adverse change in the financial position of United Valley means a change which results or is reasonably likely to result in a decrease in the shareholders' equity account of United Valley (determined in accordance with generally accepted accounting principals) equal to or greater than $500,000, as measured from the shareholders' equity account set forth in United Valley's financial statements as of and for the quarter ended June 30, 1996. As of such date, United Valley's shareholders' equity account was $12.7 million.

         The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Merger Effective Date: (i) by mutual consent of JBI and UVB if the Board of Directors of each so determines by majority vote;
(ii) by either the Board of  Directors  of JBI or the Board of Directors of UVB:
(a) in the event of any breach of a representation or warranty by the other party materially adversely affecting the Merger, or any material breach of a covenant contained in the Merger Agreement, which, in each case, is not cured within 30 days after notice, (b) if approval of the Merger Agreement by the shareholders of either JBI or UVB is not obtained, or (c) if the Merger is not consummated on or before June 30, 1997; or (iii) by JBI: if the sum of
(x) the number of shares of UVB Common Stock as to which dissenters' rights have been elected, and (y) the number of shares of UVB Common Stock, the conversion of which to JBI Common Stock subsequent to the Merger would result in fractional shares which JBI is required to purchase pursuant to the Merger Agreement, shall equal more than ten percent of the outstanding shares of UVB Common Stock outstanding immediately prior to the Merger Effective Date.

         Waiver; Amendment. Prior to the Merger Effective Date, any provision of the Merger Agreement may be: (i) waived by the party benefitted by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing among the parties thereto approved by their respective Boards of Directors and executed in the same manner as the Merger Agreement provided that, after approval by the shareholders of UVB, the consideration to be received by the shareholders of UVB may not thereby be decreased.

Conduct of Business Pending the Merger

         Pursuant to the Merger Agreement, each of UVB and United Valley has agreed that, without the prior written consent or approval of the Chairman or President of JBI, neither will, nor will agree to, (i) make, pay or declare any dividend; (ii) enter into any employment contracts, increase the rate of compensation (except in accordance with existing policy consistent with past practice) of any employee or pay or agree to pay any bonus except in accordance with plans or arrangements existing on September 5, 1996; (iii) enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive or welfare contract, or any trust agreement related thereto; (iv) amend its Articles of Incorporation or Bylaws; (v) dispose of or discontinue any material portion of its assets, business or properties (except for the sale of foreclosed properties, or properties received in lieu of foreclosure in the ordinary course of business, consistent with past practice) or merge or consolidate with, or acquire any substantial portion of, the business or property of any other entity (except for properties received through, or in lieu of, foreclosure in the ordinary course of business, consistent with past practice); and (vi) take any other action or engage in any loan, deposit, investment or other transaction not in the usual, regular and ordinary course of business consistent with past practice.

         UVB and United Valley have also agreed not to solicit or encourage inquiries or proposals with respect to, or (except as required by the fiduciary duties of the Board of Directors of UVB or the Board of Directors of United Valley) furnish any nonpublic information relating to, or participate in any negotiations or discussions concerning any acquisition of UVB or United Valley (or any substantial interest therein), or any merger or other business combination with either UVB or United Valley.

Opinion of Financial Advisor

         The Board of Directors of UVB retained Danielson in June 1996 to act as its financial advisor and as such, among other things, to advise the UVB Board of Directors as to UVB's "fair" sale value and the fairness to its shareholders of the financial terms of any offers to acquire UVB. Danielson is regularly engaged in the valuation of banks, bank holding companies and thrifts in connection with mergers, acquisitions and other securities transactions and has knowledge of, and experience with, Pennsylvania banking markets and banking organizations operating in those markets. Danielson was selected by UVB because of its knowledge of, experience with, and reputation in the financial services industry.

         In such capacity, Danielson participated in the negotiations with respect to the pricing and other terms and conditions of the Merger, but the decision as to accepting the offer was ultimately made by the Board of Directors of UVB. Danielson advised UVB's Board of Directors that, in its opinion, as of September 4, 1996, the financial terms of JBI's offer are "fair" to UVB and its shareholders. No limitations were imposed by the UVB Board of Directors upon Danielson with respect to the investigations made or procedures followed by it in arriving at its opinion.

         In arriving at its opinion, Danielson reviewed certain publicly available business and financial information relating to UVB and JBI, including
(a) annual reports for each of the fiscal years ended December 31, 1994 and 1995; (b) call report data from 1989 through 1996, including quarterly reports for 1996; (c) recently reported prices and trading activities of, and dividends paid on, the common stock of JBI; and (d) certain other publicly available information, including data relating to the current economic environment generally and the banking market in particular. Danielson also met with the management of UVB to discus UVB's past and current business operations and financial condition.

         As more fully described below, Danielson also considered certain financial and stock market data of UVB and JBI in comparison with similar data of other publicly-held banks and thrifts and their holding companies and considered financial terms of comparable transactions which have recently been effected.

         Danielson did not obtain any independent appraisal of the assets or liabilities of UVB, JBI or their respective subsidiaries. Further, Danielson did not independently verify the information provided by UVB or JBI and assumed the accuracy and completeness of all such information.

         In arriving at its opinion, Danielson performed a variety of financial analyses. Danielson believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Danielson's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

         In its analyses, Danielson made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond JBI's or UVB's control. Any estimates contained in Danielson's analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

         Danielson analyzed the changes in the amount of earnings, book value and indicated dividends represented by the receipt of approximately 749,000 shares of JBI Common Stock and approximately 255,000 Warrants to purchase JBI Common Stock for all of the shares of UVB Common Stock and Warrants to purchase UVB Common Stock surrendered. The analysis evaluated, among other things, possible dilution in earnings and capital per share for JBI Common Stock and dividends to be received by UVB's shareholders.

         Danielson compared UVB's (a) tangible capital of 9.73% of assets as of June 30, 1996, (b) 1.61% of assets non-performing as of June 30, 1996, and (c) net operating income of 1.47% of average assets for the three-month period ending March 31, 1996, with the medians for selected banks that Danielson deemed comparable. These medians were (a) tangible capital of 7.28% of assets, (b) .72% of assets non-performing and (c) net operating income of 1.33% of average assets.

         Danielson also compared JBI's (a) stock price, as of September 3, 1996, of 12.0 times earnings and 137% of shareholders' equity per share; (b) dividend yield, based on the trailing four quarters as of June 30, 1996, and stock price as of September 3, 1996, of 2.33%; (c) tangible capital, as of June 30, 1996, equal to 6.18% of assets; (d) non-performing assets as of June 30, 1996, equal to 2.24% of total assets; and (e) return on average assets during the trailing four quarters ended June 30, 1996, equal to .96%, with the medians for selected bank and bank holding companies that Danielson deemed to be comparable to JBI. The comparable medians were (a) stock price of 12.0 times earnings and 159% of shareholders' equity per share; (b) dividend yield of 3.34%; (c) tangible capital of 8.83% of assets; (d) .52% of assets non-performing; and (e) return on average assets of 1.25%.

         Danielson also compared other income, expense and balance sheet information of such companies with similar information about JBI. The selected institutions included Eastern Pennsylvania, New Jersey and Maryland bank and bank holding companies with assets between $500 million and $2 billion and no extraordinary characteristics.

         Danielson also compared the consideration to be paid in the Merger to the latest twelve months earnings and equity capital of UVB and with the earnings and capital multiples paid in recent acquisitions of banks. For this comparison, Danielson used the median of these multiples for 1995, and year-to-date announced merger and acquisition transactions as of September 3, 1996 for acquisitions of banks in Pennsylvania and of new banks in the Northeast. At the time Danielson made its analysis, the consideration to be paid in the merger equalled 177% of UVB's June 30, 1996 book value and 25.4 times UVB's earnings for the trailing four quarters as of June 30, 1996. This compares to median multiples of 207% of book value and 18.0 times earnings for comparable Pennsylvania acquisitions, and 207% of book value and
18.3 times earnings for offers made for good performing new banks in 1996, up to the evaluation date.

         No company or transaction used in this composite analysis is identical to UVB and JBI. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operation characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

         The summary set forth above does not purport to be a complete description of the analyses and procedures performed by Danielson in the course of arriving at its opinions.

         The full text of the opinion of Danielson dated as of September 4, 1996, which sets forth assumptions made and matters considered, is attached hereto as Annex B to this Joint Proxy Statement/Prospectus. UVB shareholders are urged to read this opinion in its entirety. Danielson's opinion is directed only to the consideration to be received by UVB shareholders in the Merger and does not constitute a recommendation to any UVB shareholder as to how such shareholder should vote at the Special Meeting.

Regulatory Approvals

         The Merger is subject to the prior approval of the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking ("PA Department"). There can be no assurance that all required approvals will be obtained, or as to the timing or conditions of any such approvals. Applications to obtain such approvals have been filed and are currently pending.

Dissenters' Rights

         The rights of dissenting shareholders of UVB are governed by the BCL. The BCL provides holders of shares of UVB Common Stock with the right to dissent from the Merger and obtain payment of the "fair value" (as such term is used in the BCL) of such shares upon compliance with the relevant provisions of the BCL. Holders of unexercised UVB Warrants are not entitled to dissenters' rights with respect to the UVB Warrants. A copy of the provisions of the applicable statute is set forth in Annex C hereto. The following summary of such provisions is qualified in its entirety by reference to Annex C.

         A shareholder desiring to exercise dissenter's rights must satisfy all of the following conditions. The shareholder must (i) prior to the vote upon the Merger at the UVB Special Meeting submit a written notice to UVB of the shareholder's intention to demand payment of the fair value of the shareholder's shares if the Merger is effectuated; (ii) effect no change in the beneficial ownership of the shares from the date of such filing continuously through the Merger Effective Date; and (iii) refrain from voting the shares for approval of the Merger Agreement. The written notice referred to in clause (i) must be in addition to and separate from voting against, abstaining from voting, or failing to vote on approval of the Merger Agreement. Voting against, abstaining from voting or failing to vote on approval of the Merger Agreement will not constitute written notice of an intent to demand payment within the meaning of the BCL.

         In the event a shareholder votes for approval of the Merger Agreement, or delivers a proxy in connection with the UVB Special Meeting (unless the proxy specifies a vote against, or an abstention from voting on, approval of the Merger Agreement), the shareholder will have waived dissenters' rights and will have nullified any written notice of an intent to demand payment submitted by such holder. Failure to submit a proxy card specifying a vote against or abstention from voting on the Merger does not waive a shareholder's dissenter's rights.

         A UVB shareholder may assert dissenter's rights as to less than all of the shares registered in such holder's name only if such record holder dissents with respect to all shares owned by any one beneficial owner and discloses the name and address of each person on whose behalf such holder dissents. The rights of a partial dissenter are determined as if the shares as to which the record holder dissents and record holder's remaining shares were registered in the names of different shareholders. A beneficial owner may assert dissenter's rights as to shares held on such owner's behalf only if such owner submits to UVB the record holder's written consent to the dissent no later than the time the beneficial owner asserts his dissenter's rights. A beneficial owner may not dissent with respect to less than all shares of the same class or series owned by the beneficial owner, whether or not the shares owned by such beneficial owner are registered in such beneficial owner's name.

         If the Merger Agreement is approved, UVB will deliver a dissenter's notice to all holders who have satisfied the foregoing requirements which will:
(i) state where and when a demand for payment is to be sent and certificates for certificated shares are to be deposited; (ii) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that the demand for payment is received; (iii) supply a form for demanding payment that includes a requirement that the person certify the date on which he or she, or the person on whose behalf he or she dissented, acquired beneficial ownership of the shares; and (iv) be accompanied by a copy of Sections 1571 through 1580 of the BCL.

         A shareholder sent a dissenter's notice is required to make a payment demand to UVB, make the certification referred to above, and, in the case of certificated shares, deposit the certificates representing the holder's dissenting shares in accordance with the dissenter's notice. A shareholder who takes these actions (including the depositing of share certificates) retains all other rights as a holder of UVB Common Stock except to the extent such rights are canceled or modified by the consummation of the Merger. A shareholder who does not make a payment demand and deposit the holder's share certificates where required, each by the date set forth in UVB's dissenters' notice, will not be entitled to payment of the fair value of the holder's shares under Sections 1571 through 1580 of the BCL.

         Promptly after effectuation of the Merger, or upon timely receipt of the shareholder's payment demand if the Merger has already been effectuated, UVB shall either (i) pay to dissenters who have made demand and, in the case of certificated shares, have deposited their certificates, an amount that UVB estimates to be the fair value of the shares; or (ii) give written notice that no payment is being made of the estimated fair value.

         The payment (or written notice that no payment is being made) by UVB will be accompanied by: (i) UVB's balance sheet and statement of income as of the end of a fiscal year ended not more than 16 months before the date of remittance and the latest available interim financial statements; (ii) a statement of UVB's estimate of the fair value of the shares; and (iii) a notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Sections 1571 through 1580 of the BCL. If UVB does not make payment of the estimated value, it is required to return to the shareholder any certificates deposited with UVB and, with respect to uncertificated shares, release transfer restrictions, with a notation on the certificates or transfer records that a demand for payment has been made.

         If UVB gives notice of its estimate of the fair value of the shares without remitting payment, or remits payment of its estimate of fair value and the dissenter believes that the amount stated or remitted is less than fair value, the dissenter may send to UVB the dissenter's own estimate of fair value, which is deemed to be a demand for payment of that amount (less any amounts previously paid by UVB). If UVB has remitted payment of its estimate of fair value, a dissenter must file the dissenter's own estimate within 30 days after the mailing by UVB of its remittance or else be entitled to no more than the amount remitted to the dissenter by UVB.

         Within 60 days of the later of (i) the Merger Effective Date; (ii) timely receipt of any demands for payment (other than those described in the previous paragraph); or (iii) timely receipt of the demand for payment referred to in the previous paragraph, UVB may apply in a court of common pleas of Philadelphia County to have the court determine the fair value of any shares as to which demands for payment are unsettled. All dissenters whose demands have not been settled must be made parties to the proceeding. If UVB fails to file such an action, dissenters whose demands have not been settled may file an application for such a proceeding in that court within 30 days after the expiration of the 60-day period referred to above. If such an application is not filed by a dissenter within the prescribed time period, the dissenter shall be paid UVB's estimate of fair value of the dissenter's shares, and no more, and may bring an action to recover any of such amount not remitted to the dissenter.

         Costs and expenses of a valuation proceeding will be borne by UVB unless the court assesses some portion or all of the expenses against a dissenter who demanded supplemental payment and whose action in so doing the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith. Expenses of counsel and experts for the respective parties may be assessed wholly or in part against UVB if it fails to comply substantially with Sections 1571 through 1580 of the BCL, and may be assessed against any party the court finds acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner.

         The foregoing is only a summary of the rights of a dissenting shareholder of UVB. Any shareholder who intends to dissent from the Merger should carefully review the text of the applicable provisions of the BCL and should also consult with his or her attorney. The failure of a shareholder to follow precisely the procedures summarized above may result in loss of dissenter's rights. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to UVB shareholders, except as indicated above or otherwise required by law.

         In general, any dissenting shareholder who perfects the dissenter's right to be paid the fair value of the dissenter's shares in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of such cash. See "The Merger-Federal Income Tax Aspects."

Holders of JBI Common Stock will not have dissenters' rights in connection with the Merger.

Expenses

         All expenses incurred by or on behalf of the parties in connection with the Merger, which are estimated not to exceed $200,000, will be borne by the party incurring such costs, except that printing expenses for this Joint Proxy Statement/Prospectus will be shared equally between UVB and JBI.

Interests of Certain Persons

         As a result of the Merger, it is anticipated that the Board of Directors of JBI will remain unchanged except that two of the directors of UVB will become additional directors of JBI. In addition, three UVB directors, one of whom will be Thomas J. Lynch, will become additional directors of Jefferson.

         For information concerning the security holdings of directors and executive officers of UVB and United Valley, see "Security Ownership of Certain Beneficial Owners and Management of UVB and United Valley."

         JBI is required to file within ten days following the filing of its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1997, a registration statement under the Securities Act (the "Shelf Registration Statement") with respect to (i) JBI Common Stock underlying those JBI Warrants received in the Merger which expire on or after September 20, 1997, and (ii) JBI Common Stock issued in exchange for those shares of UVB Common which were issued pursuant to the exercise of UVB Warrants which had expiration dates on or after September 20, 1997. Notwithstanding the foregoing, JBI is required to file the Shelf Registration Statement no earlier than six months, but no later than nine months, after the Merger Effective Date.

         Three executive officers of UVB, Messrs. Lynch, Horner and Zuecca, have existing agreements with UVB regarding employment and/or termination of employment when there is a change in control of UVB. See "Management of UVB and United Valley - Employment Contracts." The Merger Agreement provides that, on or before September 30, 1996, JBI would enter into employment agreements with such persons or terminate their existing agreements effective as of the Merger Effective Date. JBI has elected to enter into employment arrangements with Mr. Lynch and to terminate the agreements of Messrs. Horner and Zuecca.

With respect to Mr. Lynch, JBI's subsidiary, Jefferson, has agreed to assume the UVB employment agreement with certain amendments agreed to with Mr. Lynch. As amended, the agreement provides that Mr. Lynch will become an Executive Vice President and director of Jefferson, receive a base salary of $160,000 per year, together with payment of club dues and an automobile allowance, and be eligible for participation in Jefferson's Executive Officer Incentive Compensation Program and Employee Stock Option Program. The term of the agreement will be for three years, but will not contain the automatic renewal feature of the UVB agreement.

         As a result of the termination of their agreements with UVB, Messrs. Horner and Zuecca are entitled to receive one year's compensation ($96,220 for Mr. Horner and $116,539 for Mr. Zuecca) together with the right to participate in such benefit plans as are generally made available to JBI's senior executive employees. Mr. Horner and JBI have also agreed that, for the first three months following the Merger Effective Date, Mr. Horner will continue active employment with JBI to aid in the transition period. At the termination of such period, he will receive the balance of the one year of salary due him, as described above, plus benefits, in nine monthly payments of $9,696. JBI has agreed to waive provisions in Mr. Horner's agreement with UVB which would have offset amounts received by him from other employment against amounts payable under the termination provisions of his UVB agreement, and to provide Mr. Horner an office at a Jefferson NJ branch during the nine month period. Notwithstanding the foregoing, there are continuing discussions between JBI and Mr. Horner regarding longer term employment with JBI or its subsidiary banks.

         In June 1994, UVB agreed with Vito S. Pantilione to form Eagle Valley Financial Services, Inc. ("Eagle Valley") as a mortgage origination and brokerage firm. The agreement with Mr. Pantilione provided that, in the event of a merger (such as the Merger), Mr. Pantilione would be entitled to either (i) purchase UVB's shares of capital stock in Eagle Valley for 125% of the "corporate valuation" (as therein defined) of such shares, (ii) direct UVB to purchase his shares in Eagle Valley for 125% of such value or (iii) elect not to cause a sale of either party's shares. In addition, if Mr. Pantilione exercised either of the options described in clause (i) or (ii), he would be entitled to an employment contract with the acquiring corporation for a term of three years at a base salary of $80,000 per year. It is a condition to JBI's obligation to consummate the Merger that the arrangements with Mr. Pantilione be terminated and, accordingly, on September 30, 1996, UVB and Mr. Pantilione entered into an agreement to terminate their relationship with respect to Eagle Valley which supersedes the shareholder's agreement described above. Pursuant to the new agreement, Mr. Pantilione will purchase UVB's shares in Eagle Valley for an amount equal to the corporate valuation of such shares on the closing date of that transaction (the "Eagle Valley Closing Date"), less $70,000, under the following terms: (i) Mr. Pantilione will receive financing for the purchase price from United Valley, such loan to have an 18 month term with an interest rate equal to the prime rate as reported in the Wall Street Journal on the Eagle Valley Closing Date; (ii) Eagle Valley will have the right to continue renting office space from UVB until July 31, 1997 at its present rent of $1,000 per month, unless earlier terminated by Eagle Valley with 30 days' prior written notice to UVB; (iii) Eagle Valley will have the right to the continued use of office equipment and facilities owned or leased by UVB; (iv) Mr. Pantilione will relinquish all of his rights under the shareholder's agreement; and (v) at

UVB's discretion, Eagle Valley will provide inspection services for UVB's construction loans and portfolio servicing for UVB's commercial and residential loan portfolio at fees to be negotiated.

         Pursuant to the Merger Agreement, JBI has agreed that, prior to the Merger Effective Date, it will advise each of the current employees of United
Valley in writing that (i) it will interview all current employees of United Valley; (ii) it will consider in good faith continuing to employ each such employee after the Merger Effective Date; and (iii) any employee of United Valley who is retained by JBI will be given credit for his or her prior service with United Valley for purposes of determining the entitlement to and amount of
(a) retirement benefits provided under JBI's current retirement plans and (b) the required employer contribution for the group health insurance currently provided by JBI; and (iv) employees who continue employment with JBI after the Merger Effective Date and whose employment is thereafter terminated will be eligible for all severance benefits then offered by JBI, with credit given for prior service with United Valley.

         Pursuant to the Merger Agreement, JBI has agreed to provide indemnification, for a period of two years from the Merger Effective Date and to the fullest extent permitted under the Articles of Incorporation of UVB, the Charter of United Valley or the Bylaws of either of them, to each present and former director and officer of United Valley and UVB or its subsidiaries and each officer or employee of each of United Valley and UVB or its subsidiaries that is serving as a director or trustee of another entity expressly at United Valley or UVB's request, with respect to claims arising out of matters existing at or prior to the Merger Effective Date (including the transactions contemplated by the Merger Agreement).

Federal Income Tax Aspects

         Consummation of the Merger is conditioned upon there being delivered an opinion of Blank, Rome, Comisky & McCauley, counsel to UVB, that for federal income tax purposes, under current law, assuming the Merger and related transactions are approved by the shareholders of JBI and UVB and take place as described in the Merger Agreement, among other things, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

         In that case, in the opinion of such counsel, the following would be the material federal income tax consequences of the Merger:

         (i) no gain or loss will be recognized by UVB or JBI in the Merger;

         (ii) no gain or loss will be recognized by the shareholders of UVB upon their receipt of JBI Common Stock and JBI Warrants in exchange for UVB Common Stock and UVB Warrants, except that shareholders who receive cash in lieu of fractional share interests in JBI Common Stock will recognize gain or loss equal to the difference between the amount of such cash and the basis allocated to such fractional share interests. Any such gain or loss will constitute capital gain or loss, provided the UVB Common Stock is held as a capital asset on the Merger Effective Date;

         (iii) the basis of JBI Common Stock (including fractional share interests) to be received by the shareholders of UVB will be the same as the basis of the UVB Common Stock surrendered in exchange therefor; and

         (iv) the holding period of JBI Common Stock to be received by a shareholder of UVB will include the holding period of the UVB Common Stock exchanged therefor, provided the UVB Common Stock is held as a capital asset by the shareholder on the Merger Effective Date.

         The exchange of UVB Common Stock for cash pursuant to the exercise of dissenters' rights and cash received in consideration of the cancellation options will be taxable transactions. Persons electing to exercise dissenters' rights or receiving cash in connection with the cancellation of options should consult with their own tax advisors as to the tax treatment in their particular circumstances. See "The Merger-Dissenters' Rights."

         THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. FURTHER, THE DISCUSSION MAY NOT BE ENTIRELY APPLICABLE TO SHAREHOLDERS WHO RECEIVED THEIR UVB COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER, AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Accounting Treatment

         If completed as proposed, the Merger will be accounted for under the "pooling of interests" method of accounting. Under this method of accounting (i) the recorded assets and liabilities of JBI and UVB will be carried forward to JBI (on a consolidated basis) at their recorded amounts after addressing any conformity issues; (ii) income of JBI (on a consolidated basis) will include income of UVB for the entire fiscal year in which the combination occurs after addressing any conformity issues; and (iii) the reported income of the separate companies for prior periods will be combined and restated as income of JBI (on a consolidated basis) after addressing any conformity issues.

         It is a condition to consummation of the Merger that JBI shall have received a letter, dated the Merger Effective Date, from Grant Thornton LLP confirming such firm's concurrence with the conclusion of the managements of JBI and UVB as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement.

Exchange of Certificates and Warrants

         As promptly as practicable after the Merger Effective Date, JBI will send or cause to be sent to each holder of record of UVB Common Stock or a UVB Warrant transmittal materials for use in exchanging all of such holder's certificates representing UVB Common Stock or such holder's UVB Warrant for a certificate or certificates representing the number of shares of JBI Common Stock to which such holder is entitled and payment (if any) with respect to such holder's fractional share interest, or a JBI Warrant exercisable for the number of shares of JBI Common Stock to which the holder is entitled. The transmittal materials will contain information and instructions with respect to the surrender and exchange of such certificates and warrants. UVB SHAREHOLDERS AND WARRANTHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES OR WARRANTS UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS. Upon surrender of all of a holder's certificates for UVB Common Stock or his UVB Warrant, (or upon providing indemnity satisfactory to JBI if any certificate or UVB Warrant has been lost, stolen or destroyed), together with a properly completed letter of transmittal, JBI will mail to the holder a certificate or certificates representing the number of shares of JBI Common Stock to which the holder is entitled, together with all undelivered dividends or distributions in respect of such shares and, where applicable, a check for the amount representing any fractional share interest (in each case, without interest) or, with respect to a holder of a UVB Warrant, a JBI Warrant.

         All JBI Common Stock and JBI Warrants issued pursuant to the Merger will be deemed issued as of the Merger Effective Date. After the Merger Effective Date, former holders of record of UVB Common Stock will be entitled to vote at any meeting of holders of JBI Common Stock the number of shares of JBI Common Stock into which their shares of UVB Common Stock have been converted, regardless of whether they have surrendered their certificates therefor. Dividends declared by JBI after the Merger Effective Date will include dividends on all JBI Common Stock issued in the Merger, as applicable, but no dividend or other distribution payable to the holders of record of JBI Common Stock at or as of any time after the Merger Effective Date will be paid to the holder of any UVB Common Stock share certificates until the holder physically surrenders all such certificates as hereinabove described. Promptly after surrender, all undelivered dividends and other distributions and, where applicable, a check for the amount representing any fractional share interest, will be delivered to the holder (without interest). After the Merger Effective Date, the transfer books for UVB Common Stock and UVB Warrants will be closed and there will be no transfers on the transfer books of UVB of any shares of UVB Common Stock or any UVB Warrants that were outstanding immediately prior to the Merger Effective Date.

                                       JBI

General

         JBI is a Pennsylvania chartered, registered bank holding company headquartered in Philadelphia with two wholly-owned subsidiaries, Jefferson PA and Jefferson NJ. JBI operates principally through its subsidiary banks, which are engaged in the commercial banking business in Philadelphia, Pennsylvania and its immediately adjacent Pennsylvania and New Jersey suburbs. JBI currently operates an executive office, twenty-seven retail branch offices and a mortgage loan production office.

         JBI recently has experienced substantial growth, resulting primarily from the acquisitions of the Bank of Chester County and Security First Bank in 1994 and Constitution Bank in 1995. For the period from January 1993 through September 30, 1996, JBI's total assets have grown from $558.2 million to $967.6 million, its deposits have grown from $503.7 million to $694.3 million and its shareholders' equity has grown from $41.0 million (including minority interests) to $78.0 million. JBI has also enjoyed increased profitability during the period. JBI's income increased from $3.5 million (before minority interests and dividends on preferred stock of subsidiary) for 1992 to $7.7 million for 1995. Net income for the nine months ended September 30, 1996 increased to $6.7 million from $5.4 million for the same period in 1995. Return on average assets increased from .66% for 1992 to .96% for 1995 and for the nine months ended September 30, 1996.

         JBI's primary strategy for further growth is to establish a reputation and market presence as the "small and middle-market business bank." JBI has sought to implement its strategy by targeting the banking needs of high net worth or high income individuals within its market area and the businesses which they own or control. To attract this market, JBI provides specialized commercial lending, cash management, lease financing and personal credit services. In particular, in its commercial lending, JBI seeks to respond to its targeted market by customizing the terms of its loans to the specific or special needs of individual customers or their businesses. Such services are also intended to aid in generating loans and deposits from JBI's targeted market. JBI believes that satisfactory attention to this selected market requires a combination of the services of the type described above (which JBI believes are frequently unavailable at small banks), and the personal attention of senior management (which JBI believes is often unavailable to such customers at major financial institutions). The customers in this market generally require relatively small amounts of credit (almost never in excess of $5 million, and often less than $1 million), but often seek customized solutions to their financial requirements.

         JBI also seeks to operate its branches as "community banks" and, accordingly, provides a wide range of banking services for both individuals and businesses in addition to the more specialized services referred to previously. For individuals, JBI provides services which include demand, NOW, money market, certificates of deposit, and other saving accounts. JBI also offers telephone transfer services, automatic teller services through the MAC inter-bank automated teller system, night depository services, safe-deposit facilities, consumer loan programs (including installment loans for home repairs and for the purchase of consumer goods such as automobiles and boats), home equity loans, credit card plans with Visa and Mastercard, revolving lines of credit, automobile leases, residential construction loans, permanent mortgages for single family and multi-family houses and on-line bill-paying services. For businesses, JBI additionally offers short-term loans for seasonal and working capital purposes, term loans secured by real estate and other assets, loans for construction and expansion needs, equipment and automobile leasing and loan programs, revolving credit plans, and other commercial loans. JBI, through Monticello Investment Services, also offers a full range of investment products including mutual funds, annuities and discount brokerage. Trust services are marketed in conjunction with Chase Manhattan Bank, N.A.

         Deposits obtained through JBI's branch banking system have been the principal source of funds for use in JBI's lending activities. At September 30, 1996, JBI had total deposits of $694.3 million. Of this total, 45% represented time deposits, 39% represented savings and money market deposits and 16% represented demand (non-interest bearing) deposits.

         At September 30, 1996, JBI had a net loan portfolio (excluding mortgage loans held for sale) of $694.5 million, representing 72% of total assets at that date. The loan portfolio of JBI is categorized into commercial, commercial mortgage, residential mortgage, construction, consumer (including home equity lines of credit) and direct lease financing. At September 30, 1996, commercial mortgages and other commercial loans were $428.3 million or approximately 62% of JBI's net loan portfolio. Although in making its loans JBI relies upon its evaluation of the creditworthiness and debt-servicing capability of a borrower, its loans generally are secured by residential or commercial real property, automobiles, equipment, fixtures, and other collateral. However, significant exceptions may be made to this general operating philosophy. JBI does not generally engage in non-recourse lending (i.e., lending as to which the lender only looks to the asset securing the loan for repayment) and typically will require the principals of any commercial borrower to personally guarantee the loan. JBI does not generally engage in out-of-area lending, although it may accept significant amounts of out-of-area collateral security (such as a second home or other collateral) from borrowers in the Philadelphia area.

         JBI has been active in originating residential mortgage loans for the purposes of resale to the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and other entities. For the year ended December 31, 1995, and the nine months ended September 30, 1996, JBI had originated $20.5 million and $16.9 million, respectively, of mortgage loans. JBI originates these loans primarily through its branches and existing network of customers and generally retains the servicing on loans sold. Originations are sold without recourse to JBI. JBI generally obtains commitments to sell its mortgage originations as they are made, to minimize the interest rate risk of holding such originations. At September 30, 1996, JBI had approximately $170,000 of mortgage loans held for sale.

         Additionally, JBI periodically purchases the right to service other portfolios located in its geographic markets. Amounts so purchased are subject to, and limited by, management's assessment of the prepayment risk of the underlying portfolio. Under its mortgage servicing arrangements, JBI collects and remits loan payments, maintains related account records, makes or monitors insurance and tax payments, makes any required physical inspections of property, contacts delinquent mortgagors, and supervises foreclosures and property dispositions. At September 30, 1996, JBI was servicing real estate loans for lenders other than itself in an aggregate principal amount of approximately $244.3 million.

                                       UVB

Business

         General. UVB, a one-bank holding company, was formed in 1994 and became the parent company of United Valley effective in 1995. Other than United Valley, UVB has no material subsidiaries. UVB functions primarily as the holder of all of the capital stock of United Valley. UVB does not own or lease any property and has no paid employees, and does not actively engage in business. United Valley is a state-chartered banking institution organized under the banking laws of the Commonwealth of Pennsylvania which commenced operations in 1987.

         United Valley provides its banking services through three offices located in Center City Philadelphia, Jenkintown and Bala Cynwyd, Pennsylvania.

         United Valley conducts a general commercial banking business embracing substantially all of the traditional deposit and lending functions of a local commercial bank in Pennsylvania. These functions include primarily receiving demand, time and savings deposits of individuals, firms and corporations and making commercial and consumer loans, personal lines of credit and home equity and other real estate loans. The Bank's deposits are insured by the FDIC to the maximum extent permitted by law. United Valley is a member of the FRB.

         In addition to the regular business hours, the Bank also offers 24 hour, 7 day a week automated banking services. United Valley does not provide trust or agency facilities, as do some of its competitors, nor does it currently transact any foreign or international business.

         United Valley has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors.

         As  of  September   30,  1996,   United  Valley  had  total  assets  of
approximately $122 million, total deposits of approximately $104 million and shareholders' equity of approximately $12.8 million.

         Competition and Relevant Geographic Markets. United Valley competes with other banking and financial institutions in its primary market areas (Center City Philadelphia, Jenkintown and Bala Cynwyd), including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and for many types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of United Valley with respect to one or more of the services it renders.

         United Valley faces vigorous competition from other banks and from savings and loan associations for local business in the community it services. United Valley also competes with many larger banks outside of its primary market area. During periods of relatively reduced credit demand, the competition among financial institutions for quality loans and for similar investments at adequate rates of return typically becomes very vigorous.

         Employees. At September 30, 1996, United Valley had approximately 35 employees on a full-time equivalent basis. United Valley believes that its employee relations are good.

Supervision and Regulation

         UVB. UVB is subject to the provisions of the Holding Company Act and to supervision by the FRB. As such, it is required to file an annual report with the FRB and such additional information as the FRB may require pursuant to the Holding Company Act, and is subject to regular examination by the FRB. The Holding Company Act limits the activities in which UVB and United Valley may engage to those of banking and management of banking organizations, and to certain non-banking activities, including those activities which the FRB has found, by order or regulation, to be so closely related to banking or managing or controlling banks as to be proper incidents thereto. In making such a determination, the FRB considers whether the performance of these activities by a bank holding company can reasonably be expected to produce benefits to the public which outweigh the possible adverse effects. The FRB has by regulation determined that certain activities are closely related to banking within the meaning of the Holding Company Act. Such activities include, among other things, and subject to certain limitations, operating a mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit related insurance and providing certain securities brokerage services for customers.

         Federal Reserve Act. UVB, as an affiliate of United Valley within the meaning of the Federal Reserve Act, is subject to certain restrictions under the Federal Reserve Act regarding, among other things, extensions of credit to it by United Valley, and the use of the stock or other securities of UVB as collateral for loans made by United Valley to any borrower. Further, under the Federal Reserve Act and the FRB regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit or provision of property or services. These so-called "anti-tie-in provisions" generally provide that a bank many not extend credit, lease or sell property or furnish any service, or fix or vary the consideration for any of the foregoing to a customer on the condition or requirement that the customer provide some additional credit, property or service to (or obtain the same from) the bank, the bank's holding company or any other subsidiary of the bank's holding company, or on the condition or requirement that the customer not obtain other credit, property or services from a competitor of the bank, the bank's holding company or any subsidiary of the bank's holding company.

         Further, under the Holding Company Act, UVB is required to secure the prior approval of the FRB before it can merge or consolidate with any other bank holding company or acquire all or substantially all of the assets of any bank or acquire direct or indirect ownership or control of any voting shares of any bank that is not already majority owned by it, if after such acquisition it would directly or indirectly own or control more than 5% of the voting shares of such bank.


         The FRB has also issued policy statements which provide that bank holding companies generally should pay dividends only out of current operating earnings.

         UVB is subject to additional regulation by the Pennsylvania Department of Banking (the "Department"). Pennsylvania law currently permits Pennsylvania bank holding companies to own an unlimited number of banking subsidiaries.

         Federal Change in Control and Acquisition Regulation. Under the Change in Bank Control Act of 1978 (the "Change in Control Act") and regulations thereunder, and the Holding Company Act, persons who intend to acquire control of a bank (such as United Valley) or bank holding company (such as UVB) are required to give a least 60 days prior written notice to the FRB (in the case of a bank holding company) or the FDIC (in the case of a state-chartered non-member bank). Control for the purpose of this regulation exists when the acquiring party obtains voting control of at least 25% of any class of the bank's or holding company's voting securities. Subject to rebuttal, control is presumed to exist when the acquiring party obtains voting control of at least 10% of any class of the bank's or holding company's voting securities if (i) securities issued by the bank or holding company are registered pursuant to Section 12 of the Exchange Act, or (ii) following the acquisition, there would be no holder of that class of the bank's or holding company's voting securities with a holding larger than the acquiring party. Under the Holding Company Act, a company cannot acquire control of a bank or bank holding company without the prior approval of the FRB. Control has substantially the same definition for these purposes as under the Change in Control Act. The Change in Control Act and the regulations promulgated thereunder authorize the FRB or FDIC, as the case may be, to disapprove any such acquisition on certain specified grounds. With respect to the acquisition of banking organizations, UVB is required to obtain the prior approval of the FRB before it may merge or consolidate with another bank holding company, acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank, if after such share acquisition, it will own or control more than 5% of the voting shares of such bank.

         United Valley. As a Pennsylvania state chartered, FDIC-insured member bank, United Valley is subject to regulation and supervision by both the Department and the FRB. United Valley is also subject to the regulatory requirements of the FRB applicable to FDIC-insured financial institutions.

         Pennsylvania Regulation. United Valley is subject to the applicable provisions of the Pennsylvania Banking Code of 1965, as amended (the "1965 Code"), and the regulations of the Department adopted thereunder. United Valley derives its deposit, lending and investment powers from these laws and is subject to examination from time to time by the Department. The 1965 Code provides for extensive regulation of the business of United Valley, including limitations on the amount of interest it may charge on various loans, limitations on the amount of credit it may extend to any one customer and limitations on its ownership of shares of stock in other entities, including banks and trust companies. With certain exceptions, the total loans to any one customer, directly or indirectly, by any state bank may not exceed 15% of the aggregate of such bank's capital, surplus, undivided profits and loan loss reserves and capital securities. Further, the prior approval of the Department is required to open branch offices and to consummate merger transactions where the surviving bank would be a Pennsylvania chartered bank. Under the 1965 Code, United Valley is permitted to operate branch offices statewide. The Department conducts periodic examinations of United Valley.

         Pennsylvania has adopted a reciprocal interstate banking law which currently permits, subject to certain conditions, out-of-state bank holding companies located in all fifty states to acquire banks and bank holding companies in Pennsylvania, provided Pennsylvania bank holding companies are accorded reciprocal rights. Subject to the reciprocity requirement and to the prior approval of the Department, Pennsylvania permits out-of-state bank holding companies to enter the state either by acquisition of an existing Pennsylvania bank or bank holding company or by establishment of a new bank in Pennsylvania. Approval of the Department is also required if a Pennsylvania bank holding company acquires an out-of-state bank or bank holding company. Currently, the interstate banking laws determined by the Department to be fully reciprocal with the Pennsylvania law include the laws of New Jersey, New York and Ohio. However the Reigle-Neal Act, summarized below, will supersede Pennsylvania law, subject to certain conditions.

         FRB Regulation. As an insured member bank, United Valley is subject to supervision and examination by the FRB and is also subject to FRB regulations regarding many aspects of its business, including types of deposit instruments offered, permissible methods of acquisition of funds, and activities of subsidiaries and affiliates of United Valley. The FDIC periodically makes its own examination of insured institutions. United Valley is a member of the FRB and the FRB requires FDIC-insured financial institutions to maintain reserves against their transaction accounts and non-personal time deposits. The amounts and percentages of the reserve requirements are subject to adjustment by the FRB.

         As a consequence of the extensive regulation of commercial banking activities in the United States, United Valley's business is particularly susceptible to being affected by federal and state legislation and regulations which may have the effect of increasing the costs of doing business.

         Recent Legislation. On September 29, 1994, the President signed into law the "Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994" (the "Interstate Act"). Among other things, the Interstate Act permits bank holding companies to acquire banks in any state one year after enactment. Pennsylvania law was recently amended to authorize any out-of-state bank holding company to acquire control of any state or national bank located in Pennsylvania after it receives prior written approval from the Department. Beginning June 1, 1997, a bank may merge with a bank in another state so long as both states have not opted out of interstate branching between the date of enactment of the Interstate Act and May 31, 1997. States may enact laws opting out of interstate branching before June 1, 1997, subject to certain conditions. States may also enact laws permitting interstate merger transactions before June 1, 1997 and host states may impose conditions on a branch resulting from an interstate merger transaction that occurs before June 1, 1997, if the conditions do not discriminate against out-of-state banks, are not preempted by federal law and do not apply or require performance after May 31, 1997. Pennsylvania has recently enacted a law opting in immediately to interstate merger and interstate branching transactions. Interstate acquisitions and mergers would both be subject, in general, to certain concentration limits and state entry rules relating to the age of the bank.

         Under the Interstate Act, the Federal Deposit Insurance Act is amended to permit the responsible federal regulatory agency to approve the acquisition of a branch of an insured bank by an out-of-state bank or bank holding company without the acquisition of the entire bank or the establishment of a "de novo" branch only if the law of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank without acquiring the bank or permits out-of-state banks to establish "de novo" branches. Pennsylvania recently passed such a law.

         The foregoing necessarily is a summary and general description of certain provisions of the Interstate Act and does not purport to be complete. Many of the provisions of Interstate Act will be implemented through the adoption of regulations by the various federal banking agencies. Moreover, many of the significant provisions of the legislation have not yet become effective. As of the date hereof, UVB is continuing to study the legislation and regulations relating to the legislation but cannot yet assess its impact on UVB.

Effects of Governmental Policy

         One of the most significant factors affecting United Valley's earnings is the difference between the interest rates paid by United Valley on its deposits and its other borrowings and the interest rates earned by United Valley on loans to its customers and securities owned by United Valley. The value and yields of its assets and the rates paid on its liabilities are sensitive to changes in prevailing rates of interest. Thus, the earnings and growth of United Valley will be influenced by general economic conditions, the monetary and fiscal policies of the federal government, and the policies of regulatory agencies, particularly the FRB, which implements national monetary policy. An important function of the FRB is to regulate the money supply and credit conditions in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market operations in U.S. Government securities and changes in reserve requirements of banks and in the discount rate on bank borrowings. These techniques influence overall growth and distribution of credit, bank loans, investments and deposits, and may also affect interest rates charged on loans or paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

         From time to time, legislation has been enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Legislative proposals which could affect United Valley and the banking business in general have been proposed and may be introduced before the United States Congress and other governmental bodies. These proposals may alter United Valleys' structure, regulation, disclosure, and reporting requirements. In addition, various banking regulatory agencies frequently propose rules and regulations to implement and enforce existing legislation. It cannot be predicted whether or in what form any such legislation or regulations will be enacted or the extent to which the business of United Valley would be affected thereby.

Legal Proceedings

         United Valley is party to routine litigation which has arisen in the normal course of its business, none of which litigation, in the opinion of management, is expected to materially affect United Valley's business.

Market Prices and Dividends

         There is no established trading market for UVB Common Stock and there has been only limited trading in UVB Common Stock. Management of UVB is aware of certain transfers of UVB Common Stock (and, prior to the formation of UVB, the Common Stock of United Valley) since the original issuance at per share prices ranging from $2.50 to $5.00. The most recent transaction of which management is aware involved an aggregate of 2,000 shares of UVB Common Stock sold at $5.00 per share in May, 1996. This price should not be considered indicative of the current market price of UVB Common Stock. As of the Record Date, there were approximately 185 shareholders of record of the UVB Common Stock.

         The Board of Directors of UVB has a policy of retaining earnings, if any, for the purpose of increasing UVB's capital. UVB has never declared or paid a cash or stock dividend on the UVB Common Stock. The Board of Directors of UVB intends to continue this policy.

         Holders of UVB Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor. Under the BCL dividends (except in its own shares) may not be made if, after giving effect thereto, either UVB would be unable to pay its debts as they become due in the usual course of its business or UVB's total assets would be less than the sum of its total liabilities plus the amount that would be needed upon dissolution to satisfy the preferential rights, if any, of shareholders having superior preferential rights to those shareholders receiving the distribution.

         Cash available for dividend distribution to shareholders of UVB must initially come from dividends by United Valley to UVB. Therefore, the restrictions on United Valley's dividend payments are directly applicable to UVB and will affect UVB's ability to declare and pay future cash dividends.

         The 1965 Code and FRB regulations impose restrictions on the ability of a Pennsylvania state member bank (such as United Valley) to declare dividends. In general, the 1965 Code provides that dividends may be declared and paid out of accumulated net earnings, while the FRB regulations prohibit cash dividends in an amount greater than a bank's net profits less losses and bad debts (as defined under the National Bank Act). In addition, under federal banking law no dividends may be declared until the bank's surplus fund (as defined) is equal to its common capital; provided, however, that quarterly or semi-annual dividends may be paid if at least ten percent of the bank's net profits of the preceding six months have been carried to the surplus fund, and annual dividends may be paid if at least ten percent of the bank's net profits from the preceding two consecutive six-month periods have been carried to the surplus fund. Further, cash dividends must be approved by the FRB if the total of all cash dividends declared by the bank in any calendar year, including the proposed cash dividends, exceeds the total of the bank's net profits for that year plus its retained net profits from the preceding two years less any required transfers to surplus or a fund for the retirement of preferred stock, if any. The payment of all stock dividends must receive the prior written approval of the FRB.

         The FRB has the authority under federal banking law to prohibit the payment of cash dividends by a state member bank when it determines such payment to be an "unsafe or unsound banking practice" under then existing circumstances.

         The Federal Deposit Insurance Corporation Act generally prohibits all payments of dividends by any bank which is in default of any assessment to the FDIC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         OF THE FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS OF UVB


         The following discussion and analysis is intended to provide information about the financial condition and results of operations of UVB for the fiscal years ended December 31, 1995, 1994 and 1993, and for the nine months ended September 30, 1996 and September 30, 1995, and should be read in conjunction with the Financial Statements of UVB and related notes included elsewhere herein. Prior period's financial statements have been reclassified in order to conform to the current period's presentation.

Overview

         Net income was $818,000 in 1995 compared to $1.1 million in 1994 and $1.0 million in 1993. Earnings for 1995, 1994 and 1993 were positively impacted by the loan growth during those periods. The decrease in 1995 from 1994 reflected an $851,000 increase in the provision for loan losses, compared to a $791,000 increase in the net interest margin. In the nine months ended September 30, 1996, net income was $633,000 compared to $622,000 for the same period in 1995. See "Financial Condition - Non-Performing Loans," "-Provision for Loan Losses," and "-Summary of Loan Loss Experience," below.

         Fully diluted book value per share at December 31, 1995 was $5.22, as compared to $4.83 and $4.28 at December 31, 1994 and 1993, respectively. Fully diluted book value per share as of September 30, 1996 was $5.56, compared to a fully diluted book value of $5.13 at September 30, 1995.

         Net interest income increased to $5.1 million in 1995 from $4.3 million in 1994 and $3.7 million in 1993. Net interest income for the nine months ended September 30, 1996 increased to $4.2 million compared to $3.9 million for the nine months ended September 30, 1995. The increase in 1996 over 1995 and in 1995 over 1994 reflected higher average loan volume. However, net loans outstanding decreased to $92.7 million at September 30, 1996, compared to $99.7 million at December 31, 1995, reflecting reduced loan demand. Loans at December 31, 1994 had amounted to $81.3 million.

         Total assets at December 31, 1995 were $130.7 million, an increase of $19 million or 17% over total assets of $111.7 million at December 31, 1994. Total assets at December 31, 1994 reflected an increase of $4.9 million or 5% over total assets of $106.8 million at December 31, 1993. Total assets were $122.4 million at September 30, 1996. Total deposits at December 31, 1995 were $115.5 million, an increase of $24 million, or 26%, over deposits of $91.5 million at December 31, 1994. The increase resulted primarily from increased rate sensitive money market and certificate of deposit balances required to fund higher loan balances. Total deposits at September 30, 1996 were $104 million a decrease of $11.4 million over December 31, 1995. The decrease resulted primarily from year end fluctuations in demand deposits and, to a lesser degree, from reduced funding requirements resulting from lower loan balances. Investment securities at December 31, 1995 were $17.8 million, an increase of $1.3 million, or 8%, over investment securities of $16.5 million at December 31, 1994. Investment securities were $18 million at September 30, 1996. Amounts remained relatively constant as they were deemed adequate to meet liquidity requirements.

Results of Operations

         General. UVB's principal source of revenue is net interest income, the difference between interest income on earning assets and interest expense on deposits and borrowings. Interest earning assets consist principally of loans, investment securities and federal funds sold, while the sources used to fund such assets consist primarily of deposits. UVB's net income is also affected by its provision for possible loan losses, non-interest income and non-interest expenses which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets. UVB has been profitable continuously since 1992.

         Net Income. Net income of $818,000 or $.36 per share was reported for 1995, compared to net income of $1.1 million or $.48 per share for 1994 and net income of $1.0 million or $.45 per share for 1993. Net income for the nine months ended September 30, 1996 was $633,000 or $.27 per share compared to $622,000 or $.28 per share for the nine months ended September 30, 1995. The decrease in earnings in 1995 as compared to 1994 reflected a higher provision for possible loan losses associated with the weakened real estate economy for borrowers to whom loans were made in UVB's first three years of operations, from 1988 to 1990. The $851,000 increase in the 1995 provision for loan losses over 1994 exceeded a $791,000 increase in the net interest margin in those two years. See "Financial Condition - Non-Performing Loans," "- Provision for Loan Losses" and "- Summary of Loan Loss Experience," below. Non-interest expense increased to $3.5 million in 1995 from $3.2 million in 1994 and $2.6 million in 1993. Amounts for 1995 and 1994 reflect additions in personnel in the commercial lending area. The full period operations of two new branches opened in September 1995 and January 1996 comprised the single largest component of the increase in non-interest expense for the nine months ended September 30, 1996 compared to the comparable prior year period. Non-interest expense in those respective periods amounted to $3.0 million and $2.7 million.

         Net Interest Income and Average Balances. Net interest income increased to $5.1 million in 1995 from $4.3 million in 1994 and $3.7 million in 1993. The net interest margin, which is net interest income expressed as a percentage of average earning assets, was 4.55%, 4.48% and 4.33%, respectively, for 1995, 1994 and 1993. The maintenance of relatively consistent net interest margins for those years reflected, among other factors, UVB's efforts to match the repricings of certain of its loans and deposits. In 1995, the yield on average interest earning assets was 8.81% compared to 7.74% in 1994, an increase of 107 basis points. The average cost of interest bearing deposits in 1995 was 5.25% compared to 4.04% in 1994, reflecting a comparable increase of 121 basis points. In 1994, as compared to 1993, the increases were also comparable and approximated 25 basis points.

         Net interest income was $4.2 million for the nine months ended September 30, 1996 compared to $3.9 million for the nine months ended September 30, 1995. The net interest margin decreased to 4.54% for the nine months ended September 30, 1996 from 4.79% in the comparable 1995 period, a decrease of 25 basis points. For the nine months ended September 30, 1996 the yield on interest-earning assets was 8.68% compared to 9.04% for the same period of 1995, a decrease of 36 basis points. For the nine months ended September 30, 1996, the average cost of interest-bearing liabilities was 5.12% compared to 5.22% for the same period in 1995, a decrease of 10 basis points. The reduction in net interest margins reflected the repricing of higher rate loans to lower market rates. Increased competition for loans within UVB's markets resulted in additional rate reductions.

         The following table presents a summary of the principal components of and changes in interest income and interest expense for the periods indicated:

                                                                                                                 Changes from
                                                                Change From Prior Year      Nine Months Ended    Prior Period
                                   Years Ended December 31,      1994             1995         September 30,  1995 compared to 1996
                                    1993     1994    1995   Amount Percent   Amount  Percent   1995    1996     Amount  Percent
                                                     (In thousands)


Interest Income
Interest and fees on loans .......  $5,610  $6,426  $8,844   $  816    15%  $ 2,418      38%   $6,649  $ 6,907   $ 258      4%
Interest on investment securities
  Held to maturity:
   U.S. Treasury securities ......     278     309     316       31    11%        7       2%      218      315      97     44%
   Federal agency obligations ....     169     190     217       21    12%       27      14%      164      147     (17)   (10%)
   State and municipal obligations              56      76       56   100%       20      36%       57       48      (9)   (16%)
   Other .........................     214     233     283       19     9%       50      21%      199      389     190     95%
Interest bearing deposits ........                      34                       34     100%       25       56      31    124%
Interest on federal funds sold ...      86     305     189      219   255%     (116)    (38%)     124      108     (16)   (13%)
                                    ------  ------  ------   ------         -------            ------  -------   -----
Total interest income ............  $6,357  $7,519  $9,959   $1,162    18%  $ 2,440      32%   $7,436  $ 7,970   $ 534      7%
                                    ------  ------  ------   ------         -------            ------  -------   -----

Interest Expense
Interest on deposits .............  $2,620  $3,061  $4,669   $  441    17%  $ 1,608      53%   $3,376  $ 3,624   $ 248      7%
Other funds borrowed .............      41     110     151       69   168%       41      37%      119      179      60     50%
                                    ------  ------  ------   ------         -------            ------  -------   -----
Total interest expense ...........  $2,661  $3,171  $4,820   $  510    19%  $ 1,649      52%   $3,495  $ 3,803   $ 308      9%
                                    ------  ------  ------   ------         -------            ------  -------   -----
Net interest income ..............  $3,696  $4,348  $5,139   $  652    18%  $   791      18%   $3,941  $ 4,167   $ 226      6%
                                    ======  ======  ======   ======         =======            ======  =======   =====

               Net interest income is affected by changes in both average interest rates and average volumes of interest earning assets and interest bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to changes in the volume of interest bearing assets and liabilities, and the amount of change that can be attributed to changes in interest rates.

                                                                                                Nine Months Ended
                                                                                                  September 30,
                                           1994 versus 1993         1995 versus 1994            1996 versus 1995
                                           Net       Due to         Net         Due to          Net         Due to
                                         Increase   Changes in    Increase     Changes in      Increase    Changes in
                                        (Decrease) Volume  Rate  (Decrease)  Volume     Rate  (Decrease)  Volume   Rate
                                                                          (In thousands)

Interest Income
Interest and fees on loans (1)........  $   816   $ 355   $ 461   $ 2,418   $ 1,686   $   732   $ 258   $   759   ($501)
Interest on investment securities
  Held to maturity and available for
   sale ..............................      127     186     (59)      104        60        44     261       276     (15)
Interest bearing deposits ............                                 34        34                31        47     (16)
Interest on federal funds sold and
 securities purchased under agreements
 to resell ...........................      219     137      82      (116)     (191)       75     (16)      (45)     29
                                        -------   -----   -----   -------   -------   -------   -----   -------   -----
Total increase (decrease) in
 interest income .....................  $ 1,162   $ 678   $ 484   $ 2,440   $ 1,589   $   851   $ 534   $ 1,037   ($503)
                                        -------   -----   -----   -------   -------   -------   -----   -------   -----
Interest Expense
NOW accounts .........................            $   7  ($   7)  $    10   $    15   ($    5)  $   5   $     6   ($  1)
Savings and money market .............  $   505     324     181       724       441       283      33       218    (185)
Time deposits ........................      (64)    (85)     21       874        95       779     210       184      26
Other funds borrowed .................       69      46      23        41        31        10      60        96     (36)
                                        -------   -----   -----   -------   -------   -------   -----   -------   -----
Total increase (decrease) in interest
 expense .............................  $   510   $ 292   $ 218   $ 1,649   $   582   $ 1,067   $ 308   $   504   ($196)
                                        -------   -----   -----   -------   -------   -------   -----   -------   -----
Net interest income ..................  $   652   $ 386   $ 266   $   791   $ 1,007   ($  216)  $ 226   $   533   ($307)
                                        =======   =====   =====   =======   =======   =======   =====   =======   =====

(1) Includes non-accrual loans.

               During 1995, average interest earning assets totalled $113.0 million, an increase of $15.9 million or 16% over 1994, compared to an increase of $11.8 million or 14% in 1994 over 1993. The average rate on interest earning assets increased to 8.81% in 1995 from 7.74% in 1994, and 7.45% in 1993. Rate increases during these periods reflected increases in market rates.

               During 1995, average interest bearing liabilities totalled $91.8 million, an increase of $13.4 million or 17% over 1994, compared to an increase of $8.1 million or 11% in 1994 over 1993. The average rate on interest bearing liabilities increased to 5.25% in 1995 from 4.04% in 1994 and 3.78% in 1993. Rate increases during these periods reflected increases in market rates and additional increases required to attract rate sensitive deposits to fund increased loan demand.

               For the nine months ended September 30, 1996, average interest earning assets totalled $122.5 million, an increase of $12.8 million or 12% over the comparable prior year period. The average rate on interest earning assets declined to 8.68% in the nine months ended September 30, 1996, as compared to 9.04% in the comparable prior year period, reflecting a decrease in market rates and additional decreases resulting from rate competition within UVB's markets for the 1996 period. Average interest bearing liabilities for the 1996 period totalled $99.1 million, an increase of $9.8 million, or 11%, over the comparable prior year period. The average rate on interest bearing deposits declined to 5.12% for the nine months ended September 30, 1996 from 5.22% for the nine months ended September 30, 1995. The decline reflected a decrease in market rates.

               The following tables present the average daily balances of assets, liabilities and shareholders' equity and the respective interest earned or paid on interest earning assets and interest bearing liabilities, as well as average rates for the periods indicated:

                                                                       Year Ended December 31,
                                                     1993                       1994                       1995
                                           -------------------------  -------------------------  --------------------------
                                           Average           Average  Average          Average   Average           Average
                                           Balance Interest   Rate    Balance Interest   Rate    Balance  Interest   Rate
                                           ------- -------- --------  ------- -------- --------  -------  -------- --------
                                                                       (Dollars in thousands)
Assets:
Interest earning assets:
 Loans net of unearned discount(1)....     $70,086  $5,610    8.00%    $74,379 $ 6,426    8.64%   $92,549  $8,844    9.56%
 Allowance for credit losses..........      (1,439)                     (1,489)                    (1,350)
                                           ------- -------             ------- --------           ------- -------
 Loans (net)..........................      68,647   5,610    8.17%     72,890   6,426    8.82%    91,199   8,844    9.70%
Investment securities held to
  maturity andavailable for sale......      11,770     661    5.62%     15,313     788    5.15%    16,435     892    5.43%
Interest bearing deposits.............                                                                499      34    6.81%
Federal funds sold....................       3,513      86    2.45%      7,464     305    4.09%     3,550     189    5.32%
                                           -------  ------             ------- -------            -------  ------
Net interest earning assets...........      83,930   6,357              95,667   7,519            111,683   9,959
Cash and due from banks...............       3,627                       4,281                      4,183
Accrued interest receivable...........         553                         638                        757
Bank premises and equipment...........         127                         109                        141
Other assets..........................       1,282                       1,768                      1,441
Liabilities and Shareholders'
 Equity:
Deposits:
 Demand...............................     $ 9,107                     $12,759                   $ 14,028
 NOW accounts.........................       2,852      74    2.59%      3,129      74    2.36%     3,805      84    2.21%
 Savings and money market accounts....      20,115     625    3.11%     29,109   1,130    3.88%    39,121   1,853    4.74%
 Time.................................      46,438   1,921    4.14%     44,392   1,857    4.18%    46,567   2,732    5.87%
                                           -------  ------             -------  ------           --------  ------
  Total deposits......................      78,512   2,620              89,389   3,061            103,521   4,669
                                           -------  ------             -------  ------           --------  ------
 Other funds borrowed.................         990      41    4.14%      1,849     110    5.95%     2,337     151    6.46%
 Accrued interest payable.............         686                         820                        978
 Other liabilities....................         147                         181                        200

Shareholders' equity:
 Common stock.........................       5,115                       5,115                      5,145
 Capital surplus......................       5,115                       5,115                      5,134
  Retained earnings...................      (1,046)                         (6)                       890
                                           -------                     -------                    -------
  Total shareholders' equity..........     $ 9,184                     $10,224                    $11,169
                                           -------                     -------                    -------
Average total interest
  earning assets......................     $85,369  $6,357    7.45%    $97,156  $7,519    7.74%  $113,033  $9,959    8.81%
Average total interest
  bearing liabilities.................      70,395   2,661    3.78%     78,479   3,171    4.04%    91,830   4,820    5.25%
Net yield on average
  interest earning assets
  (net interest margin)...............      85,369   3,696    4.33%     97,156   4,348    4.48%   113,033   5,139    4.55%


                                                     Nine Months Ended September 30,
                                                     1995                       1996
                                           -------------------------  -------------------------
                                           Average           Average  Average          Average
                                           Balance Interest   Rate    Balance Interest   Rate
                                           ------- -------- --------  ------- -------- --------
Interest earning assets:
 Loans net of unearned discount(1)....     $90,214  $6,649    9.83%$ 98,171  $6,907    9.38%
 Allowance for credit losses..........      (1,303)                  (1,077)
                                           ------- -------          -------  ------
 Loans (net)..........................      88,911   6,649    9.97%  97,094   6,907    9.48%
Investment securities held to
  maturity andavailable for sale......      15,832     638    5.37%  20,660     899    5.80%
Interest bearing deposits.............         510      25    6.54%   1,331      56    5.61%
Federal funds sold....................       3,110     124    5.32%   2,345     109    6.20%
                                           -------  ------          -------  ------
Net interest earning assets...........     108,363   7,436          121,430   7,971
Cash and due from banks...............       4,012                    4,252
Accrued interest receivable...........         739                      875
Bank premises and equipment...........         110                      303
Other assets..........................       1,871                      933

Liabilities and Shareholders'
 Equity:
Deposits:
 Demand...............................    $ 13,716                 $ 14,842
 NOW accounts.........................       3,796      63    2.21%   4,080      68    2.22%
 Savings and money market accounts....      37,449   1,341    4.77%  42,270   1,374    4.33%
 Time.................................      45,536   1,972    5.78%  48,652   2,182    5.98%
                                           -------  ------          -------  ------
  Total deposits......................     100,497   3,376          109,844   3,624
                                           -------  ------          -------  ------
 Other funds borrowed.................       2,451     119    6.47%   4,055     179    5.89%
 Accrued interest payable.............         910                    1,372
 Other liabilities....................         182                      221

Shareholders' equity:
 Common stock.........................       5,134                    5,304
 Capital surplus......................       5,127                    5,364
  Retained earnings...................         794                    1,633
                                           -------                  -------
  Total shareholders' equity..........    $ 11,055                 $ 12,301
                                           -------                  -------
Average total interest
  earning assets.                         $109,666  $7,436    9.04%$122,507  $7,971    8.68%
Average total interest
  bearing liabilities                       89,232   3,495    5.22%  99,057   3,803    5.12%
Net yield on average
  interest earning assets
  (net interest margin).........           109,666   3,941    4.79% 122,507   4,168    4.54%

(1) Includes non-performing loans for which the accrual of interest has been discontinued.

         Non-Interest Income. The following table provides a summary of non-interest income, by category of income, for the three years ended December 31, 1995, 1994 and 1993 and for the nine months ended September 30, 1996 and 1995:

                                                                   Nine Months
                                                Year Ended            Ended
                                                December 31,       September 30,
                                            1993    1994    1995   1995    1996
                                                      (In thousands)

Non-Interest Income:
 Service fees on deposit accounts ......    $ 76    $ 91    $114    $ 83    $125
 Loan referral fees ....................     196     203      17      17
 Gain on sale of assets ................                     124     124
 Other .................................     112     177     206     161      68
                                            ----    ----    ----    ----    ----
Total ..................................    $384    $471    $461    $385    $193
                                            ====    ====    ====    ====    ====

         Total non-interest income for 1995 was $461,000, a decrease of $10,000 or 2% from 1994 which had increased $87,000 or 23% when compared to 1993. Service fees on deposit accounts in 1995 increased to $114,000 or 25% over 1994 which increased to $91,000 or 20% over 1993. The increases during these periods were due primarily to growth in UVB's deposit base which generated the majority of such fees.

         The volume of residential mortgage referrals, and resulting loan referral fees in all periods was directly related to changes in market demand resulting from changes in market interest rate levels. Accordingly, loan referral fees in 1994 and 1993 were significantly higher than other periods, reflecting lower market interest rates in those years.

         In 1995, UVB recognized a $124,000 gain on the sale of other real estate owned.

         Non-Interest Expense. The following table provides a summary of non-interest expense, by category of expense, for the three years ended December 31, 1995, 1994 and 1993 and the nine months ended September 30, 1996 and 1995:
                                                                  Nine Months
                                             Year Ended              Ended
                                             December 31,         September 30,
                                       1993     1994     1995     1995      1996
                                                   (In thousands)

Non-Interest Expense:
 Salaries and employee benefits ...   $1,071   $1,389   $1,736   $1,455   $1,626
 Occupancy expense ................      329      367      444      324      388
 Depreciation .....................       52       48       55       36       68
 FDIC assessment ..................      180      215       95      105        1
 Data processing services .........      132      141      174      128      136
 Pennsylvania shares tax ..........      107      107      116       88       89
 Legal services ...................       85      179       53       38       35
 Stationery and supplies ..........       44       41       55       39       39
 Advertising ......................       84       89       81       37       62
 Other operating expenses .........      540      647      704      488      577
                                      ------   ------   ------   ------   ------
Total .............................   $2,624   $3,223   $3,513   $2,738   $3,021
                                      ======   ======   ======   ======   ======

         Total non-interest expense for 1995 was $3.5 million, an increase of $290,000, or 9% over 1994 which increased $599,000, or 23% when compared to 1993. Non-interest expense for the nine months ended September 30, 1996 was $3.0 million, an increase of $283,000 or 10% over the comparable prior year period. The largest component of non-interest expense is salaries and employee benefits. Salaries and benefits increased $347,000 or 25% in 1995 to $1.7 million. The increase in 1994 over 1993 was $318,000 or 30%. In the nine months ended September 30, 1996, salaries and benefits increased $171,000 or 12% over the comparable prior year period. Most of the increases in 1995 and 1994 reflected personnel additions in the commercial lending area. Reflected in the $171,000 increase for the nine months ended September 30, 1996 over the comparable prior year period was $75,000 representing the full period effect of staffing two branches opened in September 1995 and January 1996. The balance of the increase in those periods resulted primarily from commercial lending staff additions.

         Occupancy expense, excluding depreciation, totaled $444,000 in 1995, $367,000 in 1994 and $329,000 in 1993. The majority of the $77,000 increase in 1995 and the $38,000 increase in 1994, over respective prior year periods, resulted from the addition of leased office space at UVB's main office. Total expense for the nine months ended September 30, 1996 and 1995 was, respectively, $388,000 and $324,000. The $64,000 increase in the 1996 period over the comparable prior year period reflected the full period operation of the two new branches, which resulted in approximately $50,000 of additional rental expense.

         The FDIC assessment amounted to $95,000 in 1995, $215,000 in 1994 and $180,000 in 1993. In the nine months ended September 30, 1996, the assessment was substantially reduced. However, the assessment may be increased at any time.

         Legal services totaled $53,000 in 1995, $179,000 in 1994 and $85,000 in
1993. For the nine months ended September 30, 1996, legal services were $35,000. The majority of the decreases in 1995 and 1996 over the comparable prior year periods resulted from reductions in legal costs for workouts of problem loans.

         Data processing services amounted to $174,000 in 1995, $141,000 in 1994 and $132,000 in 1993. The majority of the $33,000 increase in 1995 over 1994 resulted from increases in transaction volume resulting primarily from growth in demand and NOW accounts.

         The income tax provision was $418,000 in 1995, $512,000 in 1994 and $245,000 in 1993. The effective income tax rate in those respective years was 34%, 32% and 32%. The income tax provision for the nine months ended September 30, 1996 and 1995 was $301,000 and $322,000, respectively. Respective effective income tax rates for those periods were 32% and 34%.

         The Company adopted, effective January 1, 1993, SFAS 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are allowance for loan losses and deferred loan fees.

         The change from a previously adopted liability method to the liability method, specified by SFAS 109, of accounting for income taxes increased net earnings for 1993 by $485,000, by the cumulative effect of the change in accounting related to years prior to 1993 which were not restated.

Liquidity and Capital Resources

         Liquidity defines the ability of UVB to generate funds to support asset growth, meet deposit withdrawals, maintain reserve requirements and otherwise operate on an ongoing basis. An important component of a bank's asset and liability management structure is the level of liquidity which is available to meet the withdrawal needs of its deposit customers and funding requirements of its loan customers. During the past three years, the liquidity needs of UVB were primarily met by cash on hand and federal funds and securities. UVB invests its funds not needed for operations ("excess liquidity") primarily in daily federal funds and securities which generally have average maturities of three years or less.

         UVB is required to comply with certain "risk-based" capital adequacy guidelines issued by the FRB. The risk-based capital guidelines assign varying risk weights to the individual assets held by a bank. The guidelines also assign weights to the "credit-equivalent" amounts of certain off-balance sheet items, such as letters of credit. Under these guidelines, banks are expected to meet minimum ratios for "qualifying total capital" and tier 1 capital to risk-weighted assets of 8% and 4%, respectively, and a minimum leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. As used in FRB guidelines, "tier 1 capital" includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. "Tier 2 capital" components include allowances for loan losses (within limits), certain excess levels of perpetual preferred stock and certain types of "hybrid" capital instruments, subordinated debt and other preferred stock. The following table sets forth the regulatory capital ratios of UVB as of December 31, 1995 and September 30, 1996 together with the minimum ratios required under federal regulations for an institution to be deemed "well capitalized":

                                                                Tier 1 Capital                Total Capital
                                                               to Risk-Weighted             to Risk-Weighted
                                Leverage Ratio(1)                Assets Ratio                  Assets Ratio
                           December 31,    September 30,  December 31,   September 30,   December 31,  September 30,
                               1995            1996           1995           1996           1995           1996
UVB.......................   9.83%          10.00%          11.18%         14.42%           12.10%         15.82%

"Well capitalized"
 institution (under
 federal regulations).....   5.00%           5.00%           6.00%          6.00%           10.00%         10.00%

(1)  The "leverage ratio" is the ratio of tier 1 capital to total average assets.

         UVB's actual levrage ratio, tier 1 capital ratio and total capital ratio all exceed minimum regulatory capital requirements as well as the federal "well capitalized" standards above, and management believes that, under current regulations, UVB will continue to meet its minimum capital requirements in the foreseeable future.

Asset and Liability Management

         Closely   related  to  the  concept  of  liquidity  is  interest   rate
sensitivity which is controlled primarily by managing the repricing characteristics of interest earning assets and interest bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank's interest margin resulting from changes in market interest rates. Through asset and liability management, UVB seeks to position itself to manage fluctuations in its interest margin by matching repricings of certain loans and deposits, while minimizing its interest expense.

         The following table summarizes repricing intervals for interest earning assets and interest bearing liabilities as of September 30, 1996, and the difference or "gap" between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. Loans presented in this table are categorized as to maturity based upon their stated amortization schedule.

                                                                    September 30, 1996
                                          One to 90    91-180    181-364      One to      Three to    Over Five
                                             Days       Days       Days     Two Years    Five Years     Years
                                                              (Dollars in thousands)
Interest Earning Assets:
 Loans net of unearned discount..........   $47,334    $1,088     $5,764      $ 8,555      $27,759       $3,456
 Investment securities:
  Held to maturity.......................       626     --           679        3,013        4,076        1,314
  Available for sale.....................     1,568     1,007      1,002        1,983        2,745        --
 Federal funds sold......................     3,000     --         --           --           --           --
                                            -------    ------     ------      -------      -------       ------
Total interest earning assets............   $52,528    $2,095     $7,445      $13,551      $34,580       $4,770
                                            -------    ------     ------      -------      -------       ------

Interest Bearing Liabilities:
 NOW accounts............................   $ 5,371      --         --           --           --           --
 Savings and money market
  accounts...............................    42,008      --         --           --           --           --
 Time deposits...........................    12,512    $8,624     $8,238      $ 2,891      $15,163         --
 Borrowings..............................     1,750      --         --          2,000        --            --
                                            -------    ------     ------      -------      -------       ------
Total interest bearing liabilities.......   $61,641    $8,624     $8,238      $ 4,891      $15,163         --
                                            -------    ------     ------      -------      -------       ------

GAP......................................    (9,113)   (6,529)      (793)       8,660       19,417        4,770
Cumulative GAP...........................    (9,113)  (15,642)   (16,435)      (7,775)      11,642       16,412
GAP to assets ratio......................       (7%)      (5%)       (1%)          7%          16%           4%
Cumulative GAP to assets ratio...........       (7%)     (13%)      (13%)         (6%)         10%          13%

         The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets, e.g. adjustable rate loans, often have provisions which may limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals experienced by UVB in the event of a change in interest rates may deviate significantly from those assumed in the calculations shown in the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

         General. Total assets of UVB increased by $19.0 million or 17% in 1995 over 1994, reflecting significant increases in loan balances. As of September 30, 1996, total assets had decreased by $8.3 million or 6%, over total assets as of December 31, 1995. Total assets decreased during the nine months ended September 30, 1996 primarily as a result of reduced loan demand and loan paydowns, which reduced outstanding loans.

         Investment Portfolio. Effective January 1, 1994, UVB adopted statement of financial accounting standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as fully described in to UVB's financial statements. The following table presents the book and approximate market values at September 30, 1996, and at December 31, 1995 and 1994, respectively, for each major category of UVB's investment securities.

                                                                   December 31,                   September 30,
                                                     1994        1994      1995       1995      1996        1996
                                                     ----        ----      ----       ----      ----        ----
                                                     Book       Market     Book      Market     Book       Market
                                                                         (In thousands)
Securities Held to Maturity:
 U.S. Treasury securities....................       $ 5,024    $ 4,830       --         --       --         --
 Obligations of U.S. government
  agencies...................................         4,144      3,934    $ 3,456    $ 3,424   $4,921     $4,850
 Obligations of states and political
  subdivisions...............................         1,952      1,897      1,939      1,938    1,221      1,219
 Other.......................................         3,128      3,103      4,643      4,654    3,566      3,563
                                                    -------    -------    -------    -------   ------     ------

Total investment securities
 held to maturity............................       $14,248    $13,764    $10,038    $10,016   $9,708     $9,632
                                                    =======    =======    =======    =======   ======     ======

Securities Available for Sale:
 U.S. Treasury securities....................          --         --      $ 7,004    $ 7,032   $6,531     $6,508
 Other.......................................       $ 2,232    $ 2,232        762        762    1,807      1,797
                                                    -------    -------    -------    -------   ------     ------

Total investment securities
 available for sale..........................       $ 2,232    $ 2,232    $ 7,766    $ 7,794   $8,338     $8,305
                                                    =======    =======    =======    =======   ======     ======

         The following table shows the contractual maturity  distribution of the
investment   securities  portfolio  and  the  weighted  average  yield  of  such securities as of September 30, 1996:

                                                                September 30, 1996

                                                        After One            After Five          Over
                                     One Year   Average  to Five   Average     to Ten   Average   Ten    Average
                                     or Less     Yield    Years     Yield      Years     Yield   Years    Yield     Total
                                                              (dollars in thousands)
Securities Held to Maturity:
 U.S. Treasury securities
  Obligations of U.S. government
   agencies ........................     --        --      $3,606      6.39%   $1,315     6.23%     --       --     $4,921
  Obligations of states in political
   subdivisions ....................   $  301      5.15%      920      4.81%     --       --        --       --      1,221
  Other ............................    1,004      6.28%    2,562      6.08%     --       --        --       --      3,566
                                       ------              ------              ------                               ------
Total investment securities held
  to maturity ......................   $1,305              $7,088              $1,315                               $9,708
                                       ======              ======              ======                               ======
Weighted average yield .............               6.01%               6.07%               6.23%
                                                   =====               =====               =====

Securities Available for Sale:
 U.S. Treasury securities ..........   $2,510      5.30%   $3,998      5.97%     --       --        --       --     $6,508
  Other ............................    1,067      6.18%      730      6.10%     --       --        --       --      1,797
                                       ------              ------                                                   ------
Total investment securities
  available for sale ...............   $3,577              $4,728                                                   $8,305
                                       ======              ======                                                   ======
Weighted average yield .............               5.56%               5.99%
                                                   =====               =====

         Investments consist primarily of U.S. Treasury notes and corporate bonds, and municipal, mortgage-backed and government agency securities. UVB controls longer term interest rate risk by purchasing average maturities which are generally less than three years.

         Loan Portfolio. Loans for commercial purposes comprised substantially all of the $94.0 million loan portfolio as of September 30, 1996. A reduction in that loan total from December 31, 1995 of approximately $6.7 million resulted primarily from reduced loan demand and paydowns of existing loans. That reduction followed an increase of $18.1 million in the year ended December 31, 1995.

         The following table summarizes the loan portfolio of UVB by loan category and amount at December 31 for the past five years and at September 30, 1996. The loan categories correspond to UVB's internal classifications. Substantially all of the loans categorized as real estate loans were made for commercial purposes. Net loans are stated at the amount of unpaid principal.

                                               December 31,                  September 30,
                             ----------------------------------------------- -------------
                               1991      1992      1993     1994       1995      1996
                               ----      ----      ----     ----       ----      ----
                                                      (In thousands)
Real estate loans .........  $ 23,128  $ 24,312  $ 21,836  $ 21,020  $ 35,067  $ 33,874
Commercial loans ..........    36,920    31,994    41,322    54,584    59,249    55,089
Individual loans ..........     2,758     2,563     2,161     1,811     1,280     1,172
Other loans ...............     3,199     4,510     9,387     5,192     5,107     3,821
                             --------  --------  --------  --------  --------  --------
Total loans (before
 allowance for loan losses)  $ 66,005  $ 63,379  $ 74,706  $ 82,607  $100,703  $ 93,956
                             ========  ========  ========  ========  ========  ========

         The following table summarizes the loan portfolio of UVB by loan category and amount at September 30, 1996 and corresponds to appropriate regulatory definitions:

                                                    Book Value
                                                September 30, 1996
                                                  (In thousands)
Loans secured by real estate:
 Construction and land development .................  $ 5,534
 Secured by 1-4 family residential properties ......   26,316
 Secured by multi-family residential properties ....        0
 Secured by farmland ...............................        0
 Secured by non-farm non-residential properties ....    2,024

Commercial and industrial loans:
 To U.S. addresses (domicile) ......................   55,089

Loans to individuals for household, family and other
personal expenditures:
 Credit card and other related plans ...............      969
 Other .............................................      203

Other loans:
 All other .........................................    3,821
                                                      -------
Total ..............................................  $93,956
                                                      =======

         The following table presents loans as of September 30, 1996 by maturity:

                                        Period to Maturity
                             Within   One to Five     After
                            One Year     Years     Five Years       Total
                                           (In thousands)

Loans at fixed rates ..   $   10,756   $   31,063   $    3,251   $   45,070
Loans at variable rates       43,430        5,251          205       48,886
                          ----------   ----------   ----------   ----------
Total .................   $   54,186   $   36,314   $    3,456   $   93,956
                          ==========   ==========   ==========   ==========


         Non-Performing Loans. Loans including loans past due 90 days or more and still accruing interest are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial positions of the borrowers. A loan which is past due 90 days or more and still accruing interest remains on accrual status only when it is both adequately secured as to principal and accruing interest and is in the process of collection. The amount of UVB's non-performing assets(1) and loans past due 90 days or more and still accruing interest has decreased substantially since 1991. At December 31, 1995, loans past due 90 days or more and still accruing interest were $22,000, compared to $401,000 at December 31, 1994, while at September 30, 1996 such loans were $0. Total non-performing loans were $1.0 million at December 31, 1995 as compared to $2.8 million at December 31, 1994. At September 30, 1996 total non-performing loans were $1.6 million. Total non-performing assets(1) amounted to $1.5 million at December 31, 1995 and $4.4 million at December 31, 1994. Total non-performing assets amounted to $2.0 million for September 30, 1996.

         The following table presents the principal amounts of non-accrual(1) and restructured loans excluding loans past due 90 days or more and still accruing interest at December 31 for the years 1991 through 1995 and at September 30, 1996, in addition to a schedule presenting loans contractually past due 90 days or more as to interest or principal still accruing interest.

                                                               December 31,                        September 30,
                                          1991       1992         1993         1994      1995           1996
                                          ----       ----         ----         ----      ----           ----
                                                              (Dollars in thousands)
Loans accounted for on a
 non-accrual basis(1)...............      $2,030      $1,899      $2,413       $2,152      $1,009      $1,590
Loan renegotiated to provide
  a reduction or deferral of
  interest or principal.............       --          1,448         696          617       --          --
                                         -------      ------      ------       ------     -------     -------
Total non-performing loans(2).......       2,030       3,347       3,109        2,769       1,009       1,590
Other real estate owned.............       1,240       1,171       1,019        1,602         509         445
                                          ------      ------      ------       ------      ------      ------
  Total non-performing assets.......      $3,270      $4,518      $4,128       $4,371      $1,518      $2,035
                                          ======      ======      ======       ======      ======      ======

Non-performing loans/total
 loans(2)...........................       3.08%       5.28%       4.16%        3.35%       1.00%       1.69%
Non-performing assets/total
 loans and non-performing
 assets(2)..........................       4.86%       7.00%       5.45%        5.19%       1.50%       2.16%
Loans past due 90 days or more
 as to interest or principal
 payments still accruing
 interest and not included in
 non-accrual loans..................        --            49           4          401          22        --
Excluded loans past due 90 days
 or more and still accruing
 interest(1)........................        --          --          --           --          --          --
                                         -------     -------     -------      -------    --------     -----
Total loans.........................     $66,005     $63,379     $74,706      $82,607    $100,703     $93,956
                                         =======     =======     =======      =======    ========     =======

--------
1(1) excluding loans 90 days or more past due and still accruing interest.

         The FASB issued SFAS 114, "Accounting for Creditors for Impairment of a Loan," which requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. Because UVB already recognizes such reductions of value through its provisions for loan losses and/or other charges to income, the requirements of SFAS No. 114 did not have a significant effect on UVB's financial condition or results of operations. UVB adopted this new standard on January 1, 1995.

         Interest Accrual Policies. Interest income is accrued and credited to operations based on the principal amount of loans outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions which may affect the borrower's ability to repay and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Loans on which the accrual of interest had been discontinued or reduced, amounted to $1.0 million, $2.2 and $2.4 million, respectively, at December 31, 1995, 1994 and 1993. At September 30, 1996, such loans amounted to $1.6 million. If interest on non-accrual loans had been accrued, such income would have been approximately $138,000, $146,000 and $183,000 for 1995, 1994 and 1993, respectively. For the nine months ended September 30, 1996 such income would have been $108,000. At September 30, 1996, there were no commitments to lend additional funds to borrowers whose loans were classified as non-accrual(1).

         Provision for Loan Losses. The provision for loan losses is an amount charged against earnings to fund the reserve for possible future losses on existing loans. In order to determine the amount of the provision for loan losses, UVB conducts a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations as well as current loan collateral values. UVB also considers past estimates of possible loan losses as compared with actual losses. As adjustments become identified, they are reported in earnings for the period in which they become known.

         Summary of Loan Loss Experience. The following table summarizes the loan loss experience of UVB for each of the past five years and for the nine months ended September 30, 1996 and 1995:

                                                                                              Nine Months Ended
                                            As of and for the Year Ended December 31,           September 30,
                                       1991       1992       1993       1994       1995         1995      1996
                                                                      (dollars in thousands)
Balances in allowance for
 credit losses at beginning
 of period.........................    $1,121     $  995     $1,374    $1,584     $1,259        $1,259     $  959
                                       ------     ------     ------    ------     ------        ------     ------
Loans charged off:
 Commercial........................     1,470        197        553       345      1,232           286        126
                                       ------     ------     ------    ------     ------        ------     ------
 Total.............................    $1,470     $  197     $  553    $  345     $1,232        $  286     $  126
                                       ======     ======     ======    ======     ======        ======     ======

Recoveries:
 Commercial........................    $   57     $   43     $   73    $   20     $   81       $ --        $    1
                                       ------     ------     ------    ------     ------       -------     ------
 Total.............................    $   57     $   43     $   73    $   20     $   81       $ --        $    1
                                       ======     ======     ======    ======     ======       =======     ======

Net charge-offs....................    $1,413     $  154     $  480    $  325     $1,151        $  286     $  125
Provision charged to operations....     1,287        533        690      --          851           644        405
                                       ------     ------     ------    ------     ------        ------     ------
Balances in allowance for credit
 losses at end of period...........    $  995     $1,374     $1,584    $1,259     $  959        $1,617     $1,239
                                       ======     ======     ======    ======     ======        ======     ======

Net charge-offs/average loans(1)...     2.05%      0.25%      0.68%     0.44%      1.24%         0.42%      0.17%

         The provision for loan losses was $851,000 in 1995, compared to the (-0-) provision in 1994, and $690,000 for 1993. The provision for loan losses was $405,000 for the nine months ended September 30, 1996 as compared to $644,000 for the nine months ended September 30, 1995. Provisions and net charge-offs for 1995, 1993 and 1991 reflected significant charges resulting from problems associated with loans recorded during UVB's first three years of operations, from 1988 to 1990. The ratio of the allowance for loan losses to total loans decreased from 1.52% at December 31, 1994, to 0.95% at December 31, 1995 primarily as a result of one such loan charged off in 1995. An increase in the allowance percentage at September 30, 1996 to 1.32% reflected reduced levels of charge-offs in the preceding nine months. The ratio of the allowance for loan losses to non-performing loans(excluding loans 90 days or more past due and still accruing interest) was approximately 45.47% at December 31, 1994, 95.04% at December 31, 1995 and 77.92% at September 30, 1996. UVB implemented improved loan underwriting policies and procedures in April 1990, after which non-performing loan(excluding loans 90 days or more past due and still accruing interest) trends improved significantly. Management believes that the allowance for loan losses is adequate. For certain information relating to non-performing assets and loan losses, see "Financial Condition - Non-Performing Loans," "-Interest Accrual Policies" and "-Summary of Loan Loss Experience" above.

         UVB determines the level of its allowance for possible loan losses based on a number of factors. UVB monitors individual commercial loans, including commercial real estate and construction loans as well as internally classified loans but the allowance is not allocated as to the specific loan categories. Accordingly, the entire allowance for loan losses is available to absorb future loan losses in any category.

         Commitments. In the normal course of its business, UVB makes commitments to extend credit and issues standby letters of credit. Generally, such commitments are provided by UVB as a service to customers with which UVB has other relationships. Commitments to extend credit amounted to $18.7 million at September 30, 1996, and $13.5 million and $13.6 million at December 31, 1995 and 1994, respectively. Outstanding letters of credit amounted to $916,000 at September 30, 1996, and $575,000 and $846,000 at December 31, 1995 and 1994,
respectively.

         Deposits. One of UVB's main goals is the accumulation and retention of core deposits. Core deposits consist of all deposits except public funds and certificates of deposit in excess of $100,000. At September 30, 1996, total deposits were approximately $104.1 million, a decrease of $11.4 million or 10% from December 31, 1995. The decrease resulted primarily from year end fluctuations in demand deposits and reduced funding requirements resulting from lower loan balances. At December 31, 1995 total deposits were approximately $115.5 million, an increase of $24 million or 26% from December 31, 1994. The increase resulted primarily from increased rate sensitive money market and certificate of deposit balances required to fund higher loan balances. Year-end core deposits as a percentage of total deposits were 90% in 1995 and 89% in 1994, while certificates of deposit in excess of $100,000, as a percentage of total deposits, were 10% in 1995 and 11% 1994. At September 30, 1996, core deposits amounted to 90% of total deposits while certificates of deposit in excess of $100,000 amounted to 10% of total deposits.

         The following tables present the average balances and rates paid on deposits for each of the years 1995, 1994 and 1993 and for the nine months ended September 30, 1996 and 1995:

                                          Year Ended December 31,                    Nine Months Ended September 30,
                                 1993                1994               1995              1995              1996
                          -----------------   ----------------   ----------------  -----------------  ----------------
                           Average  Average   Average  Average   Average  Average  Average   Average  Average  Average
                           Balance    Rate    Balance    Rate    Balance    Rate   Balance     Rate   Balance    Rate
                                                  (Dollars in thousands)
Demand (non-interest
  bearing)...............  $9,107             $12,759            $14,028            $13,716            $14,842
NOW accounts.............   2,852     2.59%     3,129    2.36%     3,805    2.21%     3,796    2.21%     4,080   2.22%
Savings and money
  markets................  20,115     3.11%    29,109    3.88%    39,121    4.74%    37,449    4.77%    42,270   4.33%
Time.....................  46,438     4.14%    44,392    4.18%    46,567    5.87%    45,536    5.78%    48,652   5.98%
                          -------             -------            -------            -------            -------
Total deposits........... $78,512             $89,389           $103,521           $100,497           $109,844
                          =======             =======           ========           ========           ========

         As of September 30, 1996, UVB had total time deposits of approximately $47.4 million. The following table summarizes the composition of these deposits:

                                                        Percentage
                                                         of Total
                                                Amount Time Deposits
                                             (Dollars in thousands)
Certificates of deposit in excess of $100,000   $10,395        22%
Individual retirement accounts ..............     6,037        13%
Other time deposits .........................    30,996        65%
                                                -------   -------
Total .......................................   $47,428       100%
                                                =======   =======

                                                 Amount
                                             (In thousands)
Maturity:
 Three months or less .......................   $12,963
 Three to six months ........................     8,624
 Six to 12 months ...........................     8,238
 Over 12 months .............................    17,603
                                                -------
Total .......................................   $47,428

         Short-Term Borrowings. UVB utilizes borrowing from the Federal Home Loan Bank from time to time to match fund fixed rate loans and security purchases. The following table summarizes these borrowings.

                                       Year Ended
                                      December 31,            September 30,
                                -----------------------      ---------------
                                1993     1994      1995      1995       1996
                                ----     ----      ----      ----       ----
                                         (Dollars in thousands)
Average daily amount of
 short-term borrowing
 outstanding during the
 period ....................   $  990    $1,849    $2,337    $2,451    $4,055
Weighted average interest
 rate on average daily
 short-term borrowings .....     4.14%     5.95%     6.46%     6.47%     5.89%
Maximum outstanding short-
 term borrowings outstanding
 at any month-end ..........    3,100     8,471     2,000     2,000     5,750
Short-term borrowings
 outstanding at period end .      500     8,471     2,000     2,000     3,750
Weighted average interest
 rate on short-term
 borrowings at period end ..     4.88%     5.50%     6.35%     6.35%     5.90%

         Impact of Inflation. The financial statements and related financial data presented in this Joint Proxy Statement/Prospectus have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of UVB is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. UVB believes that continuation of its efforts to manage the rates, liquidity and interest sensitivity of UVB's assets and liabilities is necessary to generate an acceptable return on assets.

                       MANAGEMENT OF UVB AND UNITED VALLEY

Directors and Executive Officers

         The names and ages of those persons who are currently executive officers and directors of UVB and will continue as officers and directors of the Continuing Corporation are set forth below, along with the information as to their positions with UVB and their business backgrounds:

Name                  Age   Position with the Bank

Michael F. Avallone    61   Director
Robert J. Coleman      58   Director
Edward H. Devine       57   Director
Gregory C. Dillett     52   Director
Louis W. Fryman        59   Director
John G. Hoopes         51   Chairman of the Board of Directors
Ira Ingerman           58   Director
Thomas J. Lynch        55   Chief Executive Officer, President and Director
Timothy J. Michals     54   Director
Charles J. Reilly      58   Director
William S. Stamps      56   Director
Stanley L. Stein       56   Director
R. Scott Horner        45   Senior Vice President and Chief Financial Officer
Eugene F. Zuecca       54   Executive Vice President and Chief Lending Officer


         Michael F. Avallone has served as a director of UVB and United Valley since 1988. Dr. Avallone is the Chief Executive Officer of Michael F. Avallone Associates and the President of Medical Management Enterprises. Dr. Avallone has been in the general practice of medicine in Philadelphia for over 35 years.

         Robert J. Coleman has served as a director of UVB and United Valley since 1988. Mr. Coleman is the Chairman of the Executive Committee of the regional law firm of Marshall, Dennehey, Warner, Coleman & Goggin. Mr. Coleman is also a director of the Hero Scholarship Fund of Delaware County and the Philadelphia Insurance Society.

         Edward H. Devine has served as a director of UVB and United Valley since 1988. Mr. Devine is the President of E. H. Devine Company, Inc., an insurance firm in Wayne, Pennsylvania.

         Gregory C. Dillett has served as a director of UVB and United Valley since 1993. Mr. Dillett retired from Gensar Holding, Inc., a Fort Washington, Pennsylvania company engaged in integrated point of sale processing in August 1996 where he served as the Chief Financial Officer since October 1993. Prior to joining Gensar Holding, Inc. Mr. Dillett served as Group Executive Vice President and Chief Administrative Officer for Key Corp, Inc.

         Louis W. Fryman has served as a director of UVB and United Valley since 1988. Mr. Fryman is the Managing Partner of the Philadelphia law firm of Fox, Rothschild, O'Brien & Frankel with which he has been associated for more than 14 years. Mr. Fryman is a member of the Board of Trustees of the Federation Allied Jewish Appeal and the Walnut Street Theater as well as an honorary member of the Board of Directors of the Philadelphia Geriatric Center, a member of the Board of Directors of the Institute for Cancer and Blood Diseases of Hahnemann University and the chairman of the Pennsylvania Jewish Coalition.

         John G. Hoopes has served as Chairman of the Board and a director of UVB and United Valley since 1988. Mr. Hoopes is the Chairman of Eagle Investment Partners, Inc., an investment firm located in Wayne, Pennsylvania.

         Ira Ingerman has served as a director of UVB and United Valley since 1988. Mr. Ingerman is the President of Diversified Investment Management, a Philadelphia investment firm, and a certified public accountant. Mr. Ingerman is a member of the Board of Directors of Ben Gurion University and the Middle East Forum.

         Thomas J. Lynch has served as the President, Chief Executive Officer and a director of UVB and United Valley since 1989. Prior to joining UVB, Mr. Lynch served for over 27 years as Senior Vice President of Industrial Valley Bank and Fidelity Bank. Mr. Lynch is an executive committee member of the Philadelphia Convention and Visitors Bureau as well as a member of the Board of Directors of PhilaPride, Inc., the Business School Advisory Board of LaSalle University and the Union League of Philadelphia.

         Timothy J. Michals has served as a director of UVB since 1988. Dr. Michals is a practicing physician in Philadelphia and serves as the Director of Forensic Psychiatry at Jefferson Medical College.

         Charles J. Reilly has served as a director of UVB since 1994. Mr. Reilly is President and founder of Reilly Foam Corporation, a manufacturer of foam products, and general partner of both Reilly Mita Industries, a real estate holding company, and Reilly Real Estate Partnership, a family real estate partnership, all of which are located in Conshohocken, Pennsylvania. Mr. Reilly is a member of the Board of Trustees of LaSalle College High School and LaSalle University. In addition, Mr. Reilly is a member of the Patrons Foundation and the Development Council of West Catholic High School.

         William S. Stamps has served as a director of UVB since 1988. Mr. Stamps is President of Fleetway Leasing & Sales and Vice President of Colonial Cadillac, Sterling, Hyundai, Inc., a Trenton, New Jersey company and Colonial Nissan, Inc. in Feasterville, Pennsylvania. Mr. Stamps is a certified public accountant.

         Stanley L. Stein has served as a director of UVB since 1988. Mr. Stein has been a certified public accountant for over 25 years. Currently, Mr. Stein is President of Stanley L. Stein and Associates, an accounting firm located in Plymouth Meeting, Pennsylvania and President, Chief Executive Officer and Chairman of American Health Corporation, a company that owns and leases nursing homes.

Directors' Fees

         Each director of UVB, who is not an employee of UVB or United Valley, is paid a fee of $200 for each meeting of the Board of Directors attended. Executive Committee members, who are not employees of UVB or United Valley, are paid a fee of $400 for each executive committee meeting attended.

                          EXECUTIVE COMPENSATION OF UVB

Summary Compensation of Named Executives

         The following table sets forth the cash compensation and other components of compensation paid during 1993, 1994 and 1995 for UVB's Chief Executive Officer and the other executive officers of UVB whose salary plus bonus exceeded $100,000 for the fiscal year ended December 31, 1995. The table includes compensation paid by UVB and United Valley to the individuals listed.

                           Summary Compensation Table

                             LONG-TERM COMPENSATION
                               ANNUAL COMPENSATION                             Awards             Payouts
                                                                                    Securities
                                                                                    Underlying
                                                                                     Options,     Long-Term
                                                                         Restricted   Stock       Incentive
Name and Principal                                          Other Annual    Stock   Appreciation     Plan       All Other
    Position                Year     Salary($)   Bonus($)  Compensation($) Awards($) Rights(#)    Payments($) Compensation($)
Thomas J. Lynch .........   1995     159,288      40,000           0           0      10,000           0           0
Chief Executive .........   1994     154,648      50,000           0           0      10,000           0           0
Officer and President ...   1993     150,143      50,000           0           0      10,000           0           0

Eugene F. Zuecca ........   1995     102,747      20,300           0           0           0           0           0
Executive Vice President    1994      98,795      25,000           0           0           0           0           0
and Chief Lending Officer   1993      94,995      10,000           0           0           0           0           0


         The following table sets forth the number of warrants granted to the executive officers and directors listed in the Summary Compensation Table, the exercise price of those warrants and certain related information as of December 31, 1995.

                                        Warrant Grants in Last Fiscal Year
                           Individual Grants(1)                               Grant Date Value
                Warrants
                Granted    % of Total Warrants
               (Number of   Granted Employees   Exercise Price  Expiration    Grant Date
Name             Shares)      in Fiscal Year      (per Share)     Date(2)     Present Value(3)

Thomas J. Lynch  10,000            100%              $4.00        12/31/05



(1) The warrant grant listed in this table is reported as 1995 compensation in the Summary Compensation Table.
(2) The listed warrants became exercisable on August 1, 1996 and terminate upon the earlier to occur of (i) ten years from the date of grant or
         (ii) termination of employment, excluding terminations of employment occurring due to death, disability or retirement.
(3) Grant date present value has been calculated using the Black-Scholes option pricing model.

         The following table sets forth the aggregated option exercises during 1995 and the number of unexercised options and the value thereof on December 31, 1995 with respect to the executive officers and directors of UVB.

                 Aggregated Option Exercises in Last Fiscal Year
                     and Fiscal Year End Option Values Table

                                                                  Value of
                                               Number of        Unexercised
                                               Unexercised      In-the-Money
                                               Options at       Options at
                           Shares              December 31,     December 31,
                          Acquired                1995              1995
                             on      Value     Exercisable/     Exercisable/
Name                      Exercise  Realized   Unexercisable    Unexercisable(2)

Michael F. Avallone ..          0   $      0   33,334/0           $ 40,667
Robert J. Coleman ....          0          0   200,000/0           244,000
Edward H. Devine .....          0          0   80,000/0             97,600
Louis W. Fryman ......        667      1,213   1,334/0               1,627
John G. Hoopes .......          0          0   50,000/0             61,000
R. Scott Horner ......      4,333      7,886   14,666/0             17,892
Ira Ingerman .........          0          0   100,000/0           122,000
Thomas J. Lynch ......          0          0   60,000/10,000(1)   73,200/12,200
Timothy J. Michals ...      6,667     12,133   13,334/0             16,267
William S. Stamps ....          0          0   90,000/0            109,800
Stanley L. Stein .....          0          0   80,000/0             97,600
Eugene F. Zuecca .....      4,000      7,280   16,000/0             19,520

(1) 10,000 warrants granted to Thomas J. Lynch on December 31, 1995 became exercisable August 1, 1996.
(2) Calculated as the difference between the book value per share of UVB Common Stock as of December 31, 1995 ($5.22 per share) and the option price per share ($4.00). For certain information relating to the lack of a public market for UVB Common Stock, see "UVB - Market Prices and Dividends."

Employment Contracts

         Mr. Lynch's employment as President and Chief Executive Officer of UVB is governed by the terms of an Employment Agreement dated August 17, 1989 and amended on July 15, 1992, March 17, 1993 and December 31, 1993 (the "Lynch Agreement"). The Lynch Agreement, as amended, provides for successive three-year terms, commencing each December 31. UVB may elect not to renew the Lynch Agreement at any time after December 31, 1993, in which case Mr. Lynch's employment terminates three years from the date of UVB's notice not to renew.

The Lynch Agreement provides for annual salary to be negotiated by the parties. The base salary for the calendar year commencing January 1, 1993 was fixed at $150,000. If the parties are unable to agree on a base salary for any calendar year, the prior year's base salary is increased in accordance with the Consumer Price Index. The Lynch Agreement also provides for incentive compensation based upon "Net Company Profits" as defined therein, stock option grants and certain perquisites. The Lynch Agreement also contains a covenant not to compete. See "The Merger - Interests of Certain Persons" for employment arrangements between JBI and Mr. Lynch to become effective upon the Merger Effective Date.

         Messrs. Zuecca and Horner have agreements with UVB, both dated January 31, 1994, that provide for their continued employment for up to one year (subject to certain conditions contained therein) after a "change in control" of UVB, as defined therein. Upon a change of control, Messrs. Zuecca and Horner become eligible for their base salary at the rate in effect prior to the change of control for up to one year, subject to certain conditions therein. See "The Merger - Interests of Certain Persons."

Certain Transactions

         Directors and officers of the Company, and certain business organizations and individuals associated with them, have been customers of and have had normal banking transactions with United Valley. As of December 31, 1995, United Valley had loans outstanding to directors, officers, principal shareholders and certain business organizations and individuals associated with them of $2.8 million on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The aggregate outstanding balance of loans to directors, officers and their affiliates made by United Valley represented 24.3% of its shareholders' equity at December 31, 1995. These loans do not, in management's opinion, represent a greater than normal risk of collectability or present any other unfavorable features.

                          SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT OF UVB

         The following table sets forth as of September 30, 1996, information with respect to the beneficial ownership of UVB Common Stock of (i) each director and executive officer of UVB; (ii) the directors and officers as a group and (iii) each person known by the Company to own beneficially more than five percent of outstanding UVB Common Stock. Unless otherwise indicated in footnotes to the table, each person listed has sole voting and dispositive power with respect to the securities owned by such person. Except for Mr. Katz, whose address is 283 Second Street Pike, Suite 150, Southampton, PA, the business address of the persons listed herein as owning in excess of 5% of any class of securities is 1601 Market Street, Suite 305, Philadelphia, PA 19103.

                            Number of Shares
                             and Nature of      Percent of
Name                      Beneficial Ownership   Class(1)

Michael F. Avallone ....      83,334(2)            3.74
Robert J. Coleman ......     376,884(3)           15.64
Edward H. Devine .......     197,550(4)            8.63
Gregory C. Dillett .....       6,000                 *
Louis W. Fryman ........      13,700(5)              *
John G. Hoopes .........     213,250(6)            9.43
R. Scott Horner ........      20,009(7)              *
Ira Ingerman ...........     216,100(8)            9.35
Thomas J. Lynch ........      97,800(9)            4.29
Timothy J. Michals .....      33,335(10)           1.50
Charles J. Reilly ......       6,000                 *
William S. Stamps ......     183,000(11)           7.96
Stanley L. Stein .......     172,900(12)           7.55
Eugene F. Zuecca .......      16,010(13)             *
Harold Katz ............     197,550               8.94
All directors and ......   1,635,872                --
 executive officers
 as a group (13 persons)

*Less than 1%
(1) Shares of UVB Common Stock issuable pursuant to warrants are deemed outstanding for purposes of computing the percentage of the person or group holding such warrants but are not deemed outstanding for purposes of computing the percentage of any other person. See Notes (2) - (12) below, for information concerning outstanding warrants.
(2) Includes warrants to purchase 16,667 shares of UVB Common Stock held by Mr. Avallone.
(3) Includes warrants to purchase 200,000 shares of UVB Common Stock held by Mr. Coleman.
(4) Includes warrants to purchase 80,000 shares of UVB Common Stock held by Mr. Devine.
(5) Includes warrants to purchase 667 shares of UVB Common Stock held by Mr. Fryman.
(6) Includes warrants to purchase 50,000 shares of UVB Common Stock held by Mr. Hoopes.
(7) Includes warrants to purchase 10,333 shares of UVB Common Stock held by Mr. Horner.
(8) Includes warrants to purchase 100,000 shares of UVB Common Stock held by Mr. Ingerman.
(9) Includes warrants to purchase 70,000 shares of UVB Common Stock held by Mr. Lynch.
(10) Includes warrants to purchase 6,667 shares of UVB Common Stock held by Mr. Michals.
(11) Includes warrants to purchase 90,000 shares of UVB Common Stock held by Mr. Stamps.
(12) Includes warrants to purchase 80,000 shares of UVB Common Stock held by Mr. Stein.
(13) Includes warrants to purchase 16,000 shares of UVB Common Stock held by Mr. Zuecca.

                        DESCRIPTION OF JBI CAPITAL STOCK

General

         JBI's authorized capital stock consists of 10 million shares of common stock, par value $1.00 per share. As of September 30, 1996, there were outstanding 3,957,198 shares of JBI Common Stock.

Description of JBI Common Stock

         Holders of JBI Common Stock are entitled to dividends when, as and if declared by JBI's Board of Directors and in such amounts as JBI's Board of Directors may deem advisable. In the event of any liquidation, dissolution or winding up of JBI, whether voluntary or involuntary, holders of JBI Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of JBI, and subject to the prior rights of holders of any JBI Preferred Stock which may then be outstanding, to share ratably in the remaining assets of JBI. Shares of JBI Common Stock do not possess preemptive rights. Holders of JBI Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of shareholders. There is no cumulative voting in the election of directors. See "Comparison of Rights of JBI and UVB Shareholders" for a description of certain provisions of JBI's Articles of Incorporation, Bylaws and Pennsylvania law which affect the voting rights of shareholders of JBI and provide for a classified board of directors.

Description of JBI Preferred Stock

         Although there are currently no shares of JBI Preferred Stock issued and outstanding, the Board of Directors is authorized to issue preferred stock from time to time in one or more series, with each series to have such designation or title as fixed by the Board of Directors. Pursuant to JBI's Articles of Incorporation, each series of preferred stock may differ from every other series already outstanding as may be determined by the Board of Directors in any or all of the following, but in no other respects: rates of dividend, rights and price of redemption, rights in the event of liquidation, sinking fund provisions, rights of conversion and voting rights, if any.

         The authorized but unissued and unreserved shares of preferred stock are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, shareholder approval may be required pursuant to the requirements for continued listing of the JBI Common Stock on Nasdaq or the requirements of any exchange on which the JBI Common Stock may then be listed. The authority of the Board of Directors to issue shares of preferred stock may be considered to have an anti-takeover effect.

Certain Anti-Takeover Provisions

         State and Federal Law Anti-Takeover Provisions. JBI is subject to various provisions of the BCL which may have the effect of discouraging unilateral tender offers or other attempts to acquire JBI whether or not the terms thereof might be favored by some shareholders. See "Comparison of Rights of JBI and UVB Shareholders." JBI is also subject to the provisions of the Change in Control Act and the Holding Company Act which may also have the effect of discouraging attempts to acquire JBI. For a discussion of the Change in Control Act and Holding Company Act provisions relating to takeovers, see "UVB - Supervision and Regulation."

         Provisions in JBI's Articles and Bylaws. Certain provisions of JBI's Articles of Incorporation and Bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire JBI whether or not the terms thereof might be favored by some shareholders. For a discussion of these provisions, see "Comparison of Rights of JBI and UVB Shareholders."

         Following the UVB Merger, JBI will have approximately 5 million authorized but unissued shares of JBI Common Stock. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, or by effecting an acquisition that might complicate or preclude a takeover or otherwise.

         The Board of Directors also has the authority to issue shares of JBI Preferred Stock with such terms as it deems advisable. In the event of a proposed merger, tender offer or other attempt to gain control of JBI which the Board of Directors does not approve, the Board of Directors could authorize the issuance of one or more series of JBI Preferred Stock with rights and preferences which could impede the completion of such transaction. An effect of the possible issuance of JBI Preferred Stock, therefore, may be to deter a future takeover attempt.

         In addition, the rights, preferences, privileges and limitations of any preferred stock which may have been established by the Board of Directors prior to any proposal for merger, tender offer or other attempt to gain control of JBI could have the effect of impeding or discouraging attempts to acquire control of JBI.

         JBI's Articles of Incorporation provide for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. One class is proposed for election at each annual meeting of shareholders. Each class holds office until the third annual meeting for election of directors following the election of such class. Except for removal for cause, a director may be removed only upon the vote of the holders of at least two-thirds of the outstanding shares entitled to vote. The number of directors constituting the entire Board of Directors is fixed by a vote of three-quarters of the entire Board of Directors.

         JBI's Articles of Incorporation and Bylaws further provide that the shareholders may act by written consent only if the matter is consented to by the larger of two-thirds of the shareholders entitled to vote or the minimum percentage vote required by law, and that special meetings may only be called by a majority of the Board of Directors.

Transfer Agent and Registrar

         Chase Mellon Shareholder Services acts as the transfer agent and registrar for the JBI Common Stock.

                           COMPARISON OF RIGHTS OF JBI
                              AND UVB SHAREHOLDERS

         Each of JBI and UVB is a Pennsylvania corporation subject to the provisions of the BCL. Shareholders of UVB, whose rights as shareholders are currently governed by the BCL and UVB's Articles of Incorporation and Bylaws, as amended to date, will become holders of JBI's Common Stock as a result of the Merger. Accordingly, their rights will be governed by JBI's Articles of Incorporation and Bylaws and the BCL. However, since JBI Common Stock is registered under the Exchange Act, JBI is deemed to be a "registered corporation" within the meaning of the BCL (while UVB is not a registered corporation) and, accordingly, after the Merger the rights of UVB shareholders will be governed by the BCL provisions pertaining to registered corporations. The following is a summary of the material differences between the rights of holders of JBI Common Stock and the holders of UVB Common Stock.

Shareholder Action: Amendments of Articles of Incorporation and Bylaws

         The Articles of Incorporation of JBI may be amended by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon, except as set forth in "Shareholder Action: Provisions in JBI's Articles Regarding Certain Fundamental Transactions," below. The amendment or repeal of the provisions of UVB's Articles of Incorporation requires an affirmative vote of the shareholders of at least two-thirds of the shares which are entitled to vote.

         The Bylaws of JBI may be amended by a majority vote of the Board of Directors or by an affirmative vote of at least two-thirds of the shares entitled to vote. The Bylaws of UVB may be amended by an affirmative vote of at least two-thirds of all shares entitled to vote.

Shareholder Action: Special Meetings

         Under the BCL, shareholders of a "registered corporation" are not entitled by statute to call special meetings of shareholders, except that an "interested shareholder" is entitled to call a meeting for the purposes of approving certain business combinations with such interested shareholder. As used in the BCL, an "interested shareholder" is a shareholder who beneficially owns at least 20% of the voting shares of the corporation or who is an affiliate or associate of such corporation and, at any time during the five years prior to the date in question, beneficially owned at least 20% of its voting shares. UVB's Bylaws provide that special meetings of UVB shareholders may be called at any time by any of the following: (i) the President of UVB; (ii) the Chairman of the Board of Directors; (iii) a majority of the Board of Directors of UVB; or (iv) the holders of not less than one-fifth of all shares entitled to vote.

Shareholder  Action:   Provisions  in  the  BCL  Regarding  Certain  Fundamental
                                  Transactions

         The BCL contains several significant provisions regulating fundamental corporate transactions which are applicable to registered corporations as follows:

         Business Combinations. The BCL has special provisions which generally restrict a registered corporation from engaging in a "business combination" with an interested shareholder of the corporation for a period of five years after the date on which the interested shareholder became such. The restrictions do not apply to: (i) any business combination approved by the board of directors of the corporation prior to the interested shareholder's "share acquisition date" (the date on which the shareholder became an interested shareholder), or where the purchase of shares by the interested shareholder on the share acquisition date has been approved by the board of directors prior to the share acquisition;
(ii) a business combination approved by a majority of the shares entitled to vote for directors, excluding shares owned by the interested shareholder or any affiliate or associate of the interested shareholder, where (x) the interested shareholder owns shares having 80% of the votes that all shareholders would be entitled to cast, (y) the consideration to be received by the shareholders meets certain criteria (generally that the cash and market value of non-cash consideration to be received equals the higher of (A) the highest price paid by the interested shareholder (at a time when he held shares having 5% of the voting power) within a period of five years before announcement of the business combination or the date the interested shareholder became such, or (B) the market value of the corporation's shares on the date of the announcement of the business combination or the date the interested shareholder became such), and
(z) the interested shareholder does not acquire further shares, with certain limited exceptions, between the share acquisition date and the consummation of the business combination; and (iii) a business combination approved by the affirmative vote of all of the holders of all outstanding shares entitled to vote. After five years following the share acquisition date, a business combination between the corporation and an interested shareholder must be either approved by a majority vote of the shares entitled to vote for directors (excluding shares owned by the interested shareholder) or be approved at a shareholder's meeting (which allows the voting of the shares of the interested shareholder) and meet the criteria set forth in clauses (y) and (z), above.

         As used in the BCL, the term "business combination" means (i) a merger, consolidation, share exchange or division of the corporation or any subsidiary of the corporation with the interested shareholder or with any other company which is or will be an affiliate or associate of the interested shareholder;
(ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a subsidiary having an aggregate market value of 10% or more of all consolidated assets, or 10% or more of the market value of outstanding shares

(equity securities or securities convertible thereto) of the corporation, or representing 10% or more of the earning power or net income (on a consolidated basis) of the corporation; (iii) the issuance or transfer of shares of the corporation or a subsidiary having a market value equal to 5% of the market value of all outstanding shares of the corporation; (iv) the adoption of a proposal or plan of liquidation or dissolution of the corporation proposed by or pursuant to an agreement or understanding with the interested shareholder; (v) a recapitalization or reclassification proposed by or done pursuant to agreement or understanding with the interested shareholder which would, directly or indirectly, increase its proportionate share of the outstanding shares of any voting securities or securities convertible thereto; or (vi) the receipt by the interested shareholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or financial assistance or any tax credits or other tax advantages provided by or through the corporation.

         Control Transactions. Under the BCL, before an acquiror of 20%, 33-1/3% or 50% of the voting power of a registered corporation may exercise voting power with respect to "control shares" (a term defined for these purposes to include shares above the applicable threshold, shares acquired within 180 days of the control-share acquisition and any shares acquired with the intention to make a control-share acquisition), the shareholders of the corporation must have approved such exercise by a vote of (i) a majority of all outstanding voting power, and (ii) a majority of outstanding "disinterested shares" (a term defined to exclude shares beneficially owned by executive officers, inside directors, the acquiror and its affiliates and associates, employee stock plans where the employee lacks the right to direct confidentially the manner in which the employee's shares are to be voted on the issue of according voting rights to the control shares, and shares purchased while the corporation is "in play" and that were beneficially owned continuously, for the period from the last to occur of
(x) 12 months preceding the record date of the shareholders' meeting called for the purpose of considering the voting rights of the control shares, and (y) five business days prior to the first public disclosure of a control share acquisition through the record date of the subject shareholders' meeting). The vote may take place at the next available shareholders' meeting, or the acquiror may request the acceleration of the consideration of the issue by agreeing to pay the cost of a special meeting and satisfying certain other requirements. If the acquiror does not seek voting rights in the prescribed manner or if such voting rights are denied or lapse, unless otherwise provided in the corporation's articles of incorporation, the BCL authorizes the corporation to redeem all of the control shares from an acquiror at any time within two years after the control-share acquisition. The redemption price of control shares would be the average of the high and low sales prices of shares of the same class and series on the date the corporation gives notice to the acquiror of the call for redemption.

         Disgorgement by Controlling Persons. Under the provisions of the BCL, a "controlling person" (which for these purposes is defined generally to mean a person or group which has acquired, offered to acquire or publicly disclosed the intention of acquiring, or is seeking, at least a 20% voting interest or who has, directly or indirectly, publicly disclosed that he or it may seek to acquire control) would be required to disgorge any profit made by such controlling person on the disposition of shares of the corporation during the 18 months following attainment of "controlling person" status. Any such profit would belong to and be recoverable by the corporation, unless the shares involved were purchased more than 24 months before the attainment of such status. The profit recovery may be enforced by the corporation or by a shareholder if the corporation fails to prosecute the action seeking such recovery in the prescribed manner.

         Other Provisions. The BCL expressly authorizes the issuance of securities or rights which contain such terms as may be fixed by a board of directors, which may include provisions which limit any person owning or offering to acquire a specified amount of the outstanding common shares of a corporation from exercising or receiving the securities or rights. This statutory authorization is intended to expressly validate the adoption of shareholder rights plans ("poison pills") which are often implemented by corporations to deter undesirable takeovers or accumulations of large equity positions in the corporation. Neither JBI nor UVB has such a shareholder rights plan.

         The BCL also allows a corporation to classify the holders of shares of a class or series into one or more special groups by reference to any facts or circumstances that are not manifestly unreasonable and to treat the shares held by particular shareholders, or group of shareholders, in a manner that differs materially from the treatment accorded other shareholders who hold shares of the same class or series. Such special treatment of shareholders may be used either to effect a recapitalization or incident to a fundamental transaction, such as a merger or acquisition. The BCL provides that such a plan may be permitted based on a court finding that it was undertaken in good faith, after reasonable deliberation, and is in the best interests of the corporation. Generally, however, the adoption of such a plan must be approved by the normal vote of shareholders required to approve the underlying transaction (e.g., the recapitalization or merger), and, at the option of the board of directors, each group of shareholders which receives the same special treatment must be given either the right to approve the plan or dissenters' rights.

Shareholder  Action:   Provisions  in  Articles  Regarding  Certain  Fundamental
                                  Transactions

         JBI's Articles of Incorporation provide that, with respect to "fundamental transactions" and except where the BCL specifically requires a different vote, a proposed corporate action may be approved by (i) the minimum vote of shareholders required for authorization of such action by the BCL if such approval is by recommendation of a vote of two-thirds of the entire Board of Directors, or (ii) if the Board of Directors does not so recommend, a vote of two-thirds of all shares entitled to vote, voting as a single class and, in addition, the affirmative vote of any class of shares as may be required by applicable law. JBI's Articles of Incorporation define a fundamental transaction to be (A) the amendment of the Articles of Incorporation regarding the number, classification, qualifications, removal and election of directors and regarding fundamental transactions; or (B) any of the following, if any such transaction requires the approval of the shareholders under the Articles of Incorporation or the BCL: the sale, lease, exchange or other disposition of all or substantially all of the assets of JBI or the merger, consolidation, division, reorganization, recapitalization, dissolution, liquidation, or winding up of JBI.

         The Articles of UVB require an affirmative vote of the shareholders of at least 66 2/3% of the shares entitled to vote with respect to: (i) an amendment or repeal of the Articles of Incorporation or the Bylaws; (ii) a merger or consolidation of UVB into any other corporation other than a wholly-owned subsidiary; (iii) the sale, lease, conveyance or encumbrance of all or substantially all of UVB's property; or (iv) the liquidation, in whole or in part, of UVB.

Certain Anti-takeover Provisions in Articles of Incorporation and Bylaws

         The Articles of Incorporation and Bylaws of JBI contain certain provisions which may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by the shareholders. See "Description of JBI Capital Stock-Certain Anti-Takeover Provisions" for a description of the anti-takeover provisions in the Articles of Incorporation and Bylaws of JBI. Although many of these provisions are similar to those contained in UVB's Articles of Incorporation and Bylaws, there are certain differences. UVB's Articles provide that no person, corporation, partnership, association or trust may acquire and/or hold, beneficially or of record, more than 10% of the outstanding shares of UVB without the prior approval of the Board of Directors. UVB's Articles provide further that no person, corporation, partnership, association or trust may hold or acquire more than 5000 shares of UVB if the Board of Directors determines that they do not meet the standards or character and fitness for incorporators as set forth in the 1965 Code.

         JBI's Articles of Incorporation provide that the number of directors constituting the entire Board of Directors is fixed by a vote of three-quarters of the entire Board of Directors. Pursuant to UVB's Bylaws, the number of directors constituting the entire Board of Directors of UVB (which may be no less than 3 and no more than 25) is fixed by a vote of a majority of the shareholders voting thereon at a regular or special meeting.

         In addition, JBI's Board of Directors is divided into three classes (see "Description of JBI Capital Stock-Certain Anti-Takeover Provisions") while UVB's Board of Directors is a single class.

Removal of Directors

         JBI's Articles of Incorporation provide that the entire Board of Directors, or any individual director, may be removed from office only for cause, by a two-thirds vote of all shareholders entitled to vote in the election of directors. The Articles and Bylaws of UVB do not provide for the removal of directors. The BCL provides that a director may be removed by a majority (or such greater percentage as may be provided in the corporation's Articles of Incorporation) of the votes cast at a duly organized meeting of shareholders.

Shareholder Action: Nomination of Directors and Other Matters to Be Placed on Annual Meeting Agenda

         Shareholders of both JBI and UVB are required to submit to their respective companies, in writing and in advance, any nomination of a candidate for election as a director. JBI's Bylaws provide that nominations must be submitted not less than 90 days prior to a scheduled meeting for the election of directors (unless less than 21 days' notice of the meeting is given to shareholders, in which case nominations may be submitted within seven days following the mailing of notice to shareholders). UVB's Bylaws provide that a person may be elected a director at any shareholders' meeting if they were nominated by a shareholder with a written nomination submitted not less than fifteen days before the meeting.

         Shareholders of JBI are also required to submit to JBI, in writing and in advance, any matter desired to be placed on the agenda of the annual meeting of shareholders.

                           RESALE OF JBI COMMON STOCK

         All shares of JBI Common Stock issuable in the Merger have been registered under the Securities Act and can be traded freely. Shares of JBI Common Stock issuable pursuant to the exercise of the JBI Warrants to be issued in the Merger, and which expire on or before September 19, 1997, will also be registered under the Securities Act and, upon exercise of the JBI Warrants, can also be traded freely. Shares of JBI Common Stock issuable upon exercise of the remaining JBI Warrants will be restricted, and may only be transferred upon registration under the Securities Act or if an exemption from the registration requirements of the Securities Act is available. However, JBI is required to file the Shelf Registration Statement with respect to these shares following the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (see "The Merger - Interests of Certain Persons"). Upon effectiveness of the Shelf Registration Statement, the remaining shares will also be freely tradeable. With respect to those shareholders who may be deemed to be "affiliates", the Securities Act (including Rule 144 and Rule 145 thereunder) places certain restrictions on the transfer of JBI Common Stock received by them. It is expected that each such affiliate will enter into an agreement with JBI providing that such affiliate will not transfer any JBI Common Stock received in the UVB Merger, except in compliance with the Securities Act.

                                     EXPERTS

         The consolidated financial statements of JBI as of and for the years ended December 31, 1995 and 1994 incorporated by reference in this Joint Proxy Statement/Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, and in reliance upon such report of Grant Thornton LLP, given upon the authority of such firm as experts in accounting and auditing.

         The  consolidated  financial  statements  of JBI  for  the  year  ended
December 31, 1993 incorporated by reference in this Joint Proxy Statement/Prospectus have been audited by Price Waterhouse LLP, independent certified public accountants, whose report thereon appears therein, and in reference upon such report of Price Waterhouse LLP, given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of UVB as of and for the year ended December 31, 1995 included in this Joint Proxy Statement/Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears herein, and in reliance upon such report of Grant Thornton LLP, given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of UVB as of and for the years ended December 31, 1994 and 1993 included in this Joint Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, whose report thereon appears herein, and in reliance upon such report of Arthur Andersen LLP, given upon the authority of such firm as experts in accounting and auditing.

         Danielson Associates, Inc. has consented to the use of its name and its opinion included as Annex B to this Joint Proxy Statement/Prospectus.

                                 LEGAL OPINIONS

         The validity of the JBI Common Stock being offered hereby is being passed upon by Ledgewood Law Firm, P.C., counsel to JBI.

         Certain federal income tax consequences of the Merger are being passed upon by Blank, Rome, Comisky & McCauley, counsel to UVB.

                                 OTHER BUSINESS

         The Board of Directors of each of JBI and UVB are not aware of any matters, other than the proposals described herein, to be presented at the respective Special Meetings. If any other matters should properly come before the meeting, the persons named in the enclosed proxy form will vote the proxies in accordance with their best judgement.

                             SHAREHOLDER PROPOSALS

         Any shareholder desiring to submit a proposal to the shareholders of JBI for the inclusion in the proxy materials for the Annual Meeting to be held in 1997, may do so by forwarding such proposal in writing no later than December 28, 1996 to William H. Lamb, Secretary, JeffBanks, Inc., 1609 Walnut Street, Philadelphia, Pennsylvania 19103. JBI resrves the right to omit any proposal from its proxy materials which it is not required to include therein pursuant to the applicable rules and regulations of the Commission.

                      INDEX TO FINANCIAL STATEMENTS OF UVB

                       FINANCIAL STATEMENTS AND REPORT OF
                          INDEPENDENT CERTIFIED PUBLIC
                                   ACCOUNTANTS

                      UNITED VALLEY BANCORP AND SUBSIDIARY

                           December 31, 1995 and 1994
                                                                 Page

Reports of Independent Certifid Public Accountants................

Consolidated Balance Sheets at December 31, 1994 and 1995, and
  at September 30, 1996 (unaudited)...............................

Consolidated Statements of Income for each of the three years ended Dcember 31, 1995 and for the nin months ended
  September 30, 1995 and 1996 (unaudited).........................

Consolidated Statement of Shareholder's quity for ach of the three years in the period ended December 31, 1995 and for the nine months nded September 30, 1996 (unaudited).................

Consolidated Statements of Cash Flows for each of the three years in the period endd December 31, 1995 and for the nine months ended September 30, 1995 and 1996 (unaudited)...................

Notes to Consolidated Financial Statements........................

               Report of Independent Certified Public Accountants


Shareholders and Board of Directors
United Valley Bancorp


         We have audited the accompanying consolidated balance sheet of United Valley Bancorp (successor-in-interest to United Valley Bank) and Subsidiary as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Valley
Bancorp and Subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




GRANT THORTON
Philadelphia, Pennsylvania
January 19, 1996

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of United Valley Bank:

We have audited the accompanying consolidated balance sheet of United Valley Bank and Affiliates (a Pennsylvania Corporation) as of December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Valley Bank and Affiliates as of December 31, 1994, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Philadelphia, Pa.
January 17, 1995



                                       United Valley Bancorp and Subsidiary

                                            CONSOLIDATED BALANCE SHEETS

                                         (in thousands, except share data)


                                                                 September 30,      December 31,
                                                                     1996         1995       1994
                                                                  (unaudited)

ASSETS
Cash and due from banks .......................................   $   6,583    $   5,457   $  10,961
Federal funds sold ............................................       3,000        5,400        --
                                                                  ---------    ---------   ---------
           Cash and cash equivalents ..........................       9,583       10,857      10,961
Investment securities held to maturity ........................       9,708       10,038      14,248
Investment securities available for sale ......................       8,305        7,794       2,232
Loans, net ....................................................      92,717       99,744
                                                                                              81,348
Accrued interest receivable ...................................         933        1,020         756
Other real estate owned .......................................         445          510       1,602
Premises and equipment, net ...................................         281          285          92
Other assets ..................................................         453          438         466
                                                                  ---------    ---------   ---------
           Total assets .......................................   $ 122,425    $ 130,686   $ 111,705
                                                                  =========    =========   =========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
    Deposits
       Demand .................................................   $   9,306    $  16,739   $  14,382
       Interest-bearing demand ................................       5,371        4,296       4,050
       Savings ................................................       2,341        3,451       4,152
       Money market ...........................................      39,667       40,563      29,189
       Certificates of deposit ................................      47,428       50,500      39,765
                                                                  ---------    ---------   ---------
           Total deposits .....................................     104,113      115,549      91,538
    Borrowings ................................................       3,750        2,000       8,471
    Accrued expenses and other liabilities ....................       1,699        1,410         907
                                                                  ---------    ---------   ---------
           Total liabilities ..................................     109,562      118,959     100,916
                                                                  ---------    ---------   ---------
COMMITMENTS AND CONTINGENCIES .................................        --           --          --
SHAREHOLDERS' EQUITY
    Common stock, $2.50 par value per share; authorized,
       3,000,000 shares; issued and outstanding, 2,210,261,
       2,071,927 and 2,046,260 shares, respectively ...........       5,526        5,180       5,116
    Capital surplus ...........................................       5,362        5,154       5,116
    Retained earnings .........................................       2,008        1,375         557
    Net unrealized gain (loss) on securities available for sale         (33)          18        --
                                                                  ---------    ---------   ---------
           Total shareholders' equity .........................      12,863       11,727      10,789
                                                                  ---------    ---------   ---------
           Total liabilities and shareholders' equity .........   $ 122,425    $ 130,686   $ 111,705
                                                                  =========    =========   =========

The accompanying notes are an integral part of these statements.



                                       United Valley Bancorp and Subsidiary

                                         CONSOLIDATED STATEMENTS OF INCOME

                                       (in thousands, except per share data)

                                                       Nine months ended
                                                          September 30,        Year ended December 31,
                                                         1996       1995      1995       1994       1993
                                                          (unaudited)
INTEREST INCOME
    Loans, including fees .......................... $    6,907 $    6,649 $    8,844 $    6,426 $    5,610
    Federal funds sold .............................        108        124        189        305         86
    Investment securities ..........................        955        663        926        788        661
                                                       --------   --------   --------  ---------  ---------
           Total interest income ...................      7,970      7,436      9,959      7,519      6,357
INTEREST EXPENSE
    Deposits .......................................      3,624      3,376      4,669      3,061      2,620
    Interest on borrowed funds .....................        179        119        151        110         41
                                                       --------   --------   --------  ---------  ---------
           Net interest income .....................      4,167      3,941      5,139      4,348      3,696
PROVISION FOR LOAN LOSSES ..........................        405        644        851       --          690
                                                       --------   --------   --------   --------  ---------
       Net interest income after
        provision for loan losses ..................      3,762      3,297      4,288      4,348      3,006
                                                       --------   --------   --------  ---------  ---------
OTHER INCOME
    Service fees on deposit accounts ...............        125         83        114         91         76
    Loan referral fees .............................       --           17         17        203        196
    Gain on sale of assets .........................       --          124        124       --         --
    Other ..........................................         68        161        206        177        112
                                                       --------   --------   --------  ---------  ---------
           Total other income ......................        193        385        461        471        384
                                                       --------   --------   --------  ---------  ---------
OTHER EXPENSES
    Salaries .......................................      1,487      1,327      1,562      1,272        985
    Employee benefits ..............................        139        128        174        117         86
    Occupancy expense ..............................        456        360        499        415        381
    FDIC assessment ................................          1        105         95        215        180
    Insurance expense ..............................         63         60        105         94         75
    Pennsylvania Shares Tax ........................         89         88        116        107        107
    Advertising ....................................         62         37         81         89         84
    Legal services .................................         35         38         53        179         85
    Data processing services .......................        136        128        174        141        132
    Other operating expenses .......................        553        467        653        594        509
                                                       --------   --------   --------  ---------  ---------
           Total other expenses ....................      3,021      2,738      3,513      3,223      2,624
                                                       --------   --------   --------  ---------  ---------
           Income before income taxes ..............        934        944      1,236      1,596        766
INCOME TAXES .......................................        301        322        418        512        245
                                                       --------   --------   --------  ---------  ---------
           Income before cumulative effect of change
               in accounting for income taxes ......        633        622        818      1,084        521
CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING FOR INCOME TAXES ....................       --         --         --         --          485
                                                       --------   --------   --------  ---------  ---------
           NET INCOME .............................. $      633 $      622 $      818 $    1,084 $    1,006
                                                       ========   ========   ========  =========  =========
PER SHARE DATA
    Income before cumulative effect of change in
       accounting for income taxes ................. $      .27 $      .28 $      .36 $      .48 $      .23
    Cumulative effect of change in accounting
       for income taxes ............................       --         --         --         --          .22
                                                       --------   --------   --------  ---------  ---------
           Net income .............................. $      .27 $      .28  $     .36 $      .48 $      .45
                                                       ========   ========   ========  =========  =========

The accompanying notes are an integral part of these statements.


                                       United Valley Bancorp and Subsidiary

                                  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                         (in thousands, except share data)


                                                                            Net unrealized
                                                                  Retained    gain (loss)
                                                                  earnings   on securities
                                  Common stock       Capital    (accumulated  available
                               Shares      Amount    surplus       deficit)    for sale    Total
BALANCE AT
     JANUARY 1, 1993 .....   2,046,260 $     5,116 $     5,116 $    (1,533) $      --    $     8,699

     Net income ..........        --          --          --         1,006         --          1,006
                             ---------  ----------  ----------  ----------  ----------    ----------

BALANCE AT
     DECEMBER 31, 1993 ...   2,046,260       5,116       5,116        (527)        --          9,705

     Net income ..........        --          --          --         1,084         --          1,084
                             ---------  ----------  ----------  ----------  ----------    ----------

BALANCE AT
     DECEMBER 31, 1994 ...   2,046,260       5,116       5,116         557         --         10,789

     Warrants exercised ..      25,667          64          38        --           --            102

     Net income ..........        --          --          --           818         --            818

     Net unrealized gain
        on securities
        available for sale        --          --          --          --            18            18
                             ---------  ----------  ----------  ----------  ----------    ----------
BALANCE AT
     DECEMBER 31, 1995 ...   2,071,927       5,180       5,154       1,375          18        11,727

     Warrants exercised ..     138,334         346         208        --           --            554

     Net income ..........        --          --          --           633         --            633

     Net unrealized loss
        on securities
        available for sale        --          --          --          --           (51)          (51)
                             ---------  ----------  ----------  ----------  ----------    ----------
BALANCE AT
     SEPTEMBER 30, 1996
     (UNAUDITED) .........   2,210,261 $     5,526 $     5,362 $     2,008 $       (33)   $   12,863
                             =========  ==========  ==========  ==========  ==========    ==========

The accompanying notes are an integral part of this statement.


                                       United Valley Bancorp and Subsidiary

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  (in thousands)


                                                                            Nine months ended
                                                                               September 30,            Year ended December 31,
                                                                              1996       1995         1995        1994       1993
                                                                                (unaudited)

OPERATING ACTIVITIES
    Net income .........................................................   $    633  $      622  $      818  $    1,084  $    1,006
    Adjustments to reconcile net income to net cash provided
           by operating activities
       Provision for loan losses .......................................        405         644         851        --           690
       Depreciation and amortization ...................................         68          36          55          47          52
       Cumulative effect of change in accounting for income taxes ......       --          --          --          --          (485)
       Decrease in deferred taxes ......................................        (21)         17         202         107          85
       Increase in accrued interest receivable and other assets ........        (15)       (219)       (437)       (149)       (110)
       Increase (decrease) in accrued expenses and other
           liabilities .................................................        289         438         501         (76)        342
       Other ...........................................................       --          --          --            (1)        (15)
                                                                           --------    --------    --------    --------    --------
           Net cash provided by operating activities ...................      1,359       1,538       1,990       1,012       1,565
                                                                           --------    --------    --------    --------    --------
INVESTING ACTIVITIES
    Loan originations and principal payments on loans, net .............      7,027     (15,742)    (18,553)     (8,227)    (11,807)
    Purchase of investment securities held to maturity .................     (1,750)     (2,553)     (2,553)     (9,659)     (7,529)
    Principal collected on investment securities held to maturity ......      1,859       1,000       1,000       6,370       1,357
    Purchase of investment securities available for sale ...............     (2,700)       --          --          --          --
    Principal collected on investment securities available for sale ....      2,127        --          --          --          --
    Proceeds from sales of investment securities .......................       --          --          --          --         2,469
    Proceeds from sale of other real estate owned ......................       --           124         124          66         167
    Purchases of premises and equipment ................................        (64)       (148)        244          19         (34)
    Increase in investment in joint venture ............................       --          --          --          (101)       --
                                                                           --------    --------    --------    --------    --------
           Net cash provided by (used in) investing activities .........      6,499     (17,319)    (19,738)    (11,532)    (15,377)
                                                                           --------    --------    --------    --------    --------
FINANCING ACTIVITIES
    Net increase (decrease) in demand, savings and money
       market deposits .................................................     (8,363)      7,016      13,276       8,606      10,569
    Net increase (decrease) in certificates of deposit .................     (3,072)      8,587      10,735     (12,548)     13,753
    Increase (decrease) in borrowed funds ..............................      1,750      (6,470)     (6,470)      7,970        --
    Exercise of stock warrants .........................................        553         103         103        --          --
                                                                           --------    --------    --------    --------    --------
           Net cash provided by (used in)  financing activities ........     (9,132)      9,236      17,644       4,028      24,322
                                                                           --------    --------    --------    --------    --------
           Net increase (decrease) in cash and cash equivalents ........     (1,274)     (6,545)       (104)     (6,492)     10,510
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .......................     10,857      10,961      10,961      17,453       6,943
                                                                           --------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .............................   $  9,583  $    4,416  $   10,857  $   10,961 $    17,453
                                                                           ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
       INFORMATION
    Cash paid during the period for
       Interest ........................................................   $  3,521  $    3,111  $    4,820  $    3,172 $     2,396
                                                                           ========    ========    ========    ========    ========
       Taxes ...........................................................   $    299  $      263  $      418  $      532 $       158
                                                                           ========    ========    ========    ========    ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
       AND FINANCING ACTIVITY
    Additions of other real estate owned ...............................   $   --      $   --      $   --    $      661 $        65
                                                                           ========    ========    ========    ========    ========
    Transfer of investments to available-for-sale classification .......   $   --      $   --      $  7,032  $      --  $        --
                                                                           ========    ========    ========    ========    ========

The accompanying notes are an integral part of these statements.

                      United Valley Bancorp and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE A - DESCRIPTION OF BUSINESS

    United Valley Bancorp (the Company) is a Pennsylvania corporation registered under the Bank Holding Company Act of 1956. The Company conducts its operations primarily through its wholly-owned subsidiary, United Valley Bank (the Bank).

    The Bank is a state-chartered commercial bank regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation and is a member of the Federal Reserve System and Federal Home Loan Bank.

    The Bank operates as a commercial bank offering a variety of commercial loans and, to a lesser degree, consumer credits.

    The Bank conducts its operations through its main office in Philadelphia, Pennsylvania and its Jenkintown and Bala Cynwyd branch offices. The Bank's market area consists of the eight counties comprising the greater Philadelphia area. The Bank attracts retail deposits from the general public and invests those funds primarily in commercial loans and investment securities.

    The Bank competes with other banking and financial institutions in certain primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and for types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

    The Bank is subject to regulations of certain state and federal agencies and, accordingly, they are periodically examined by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

    The Bank formed a wholly-owned subsidiary, UVB Real Estate Company, to manage the assets acquired in connection with foreclosed loans. In 1994, the Bank entered a joint venture agreement with an individual to form Eagle Valley Financial Services. The joint venture provides services to the Bank in originating mortgage loans. The operations of these entities were insignificant to the consolidated financial condition and results of operations of the Company in 1995 and 1994.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accounting policies of the Company conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    l.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, UVB Real Estate Company, and joint venture, Eagle Valley Financial Services. All significant intercompany accounts and transactions have been eliminated.

    2.  Unaudited Interim Financial Statements

    The accompanying consolidated financial statements of the Company as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 are unaudited, but in the opinion of management reflect all adjustments necessary for a fair presentation of such consolidated financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for a full year.

    3.  Investment Securities

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994. SFAS No. 115 requires the Company to classify its investments, including marketable equity securities and mortgage-backed securities, in one of three categories: held to maturity, trading or available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. The Company does not engage in security trading; therefore, the balance of its debt and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities are recognized as a separate component of stockholders' equity and excluded from the determination of net income. The adoption of SFAS No. 115 had no impact on the Bank's consolidated financial position or results of operations.

    Debt securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the term of the related securities using a method which approximates the level-yield method. Equity securities include nonmarketable equity investments in the Federal Reserve Bank and Federal Home Loan Bank of Pittsburgh. These securities are stated at cost and reported as available for sale. Realized security gains and losses are computed using the specific identification method and are recorded on a trade date basis.
                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    4.  Loans and Allowance for Possible Loan Losses

    Loans held for investment are stated at the amount of the unpaid principal balance. When mortgages are held for sale, they are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors.

    Interest on all loans is accrued and credited to operations over the terms of the loans based on the amount of principal outstanding. Interest is not accrued on those loans where a default of principal or interest exists if management considers the collection of principal or interest to be doubtful. Nonaccrual loans are restored to accrual status when delinquent interest and principal become current and the loan and related interest, in management's opinion, is considered secured and in the process of collection.

    Generally accepted accounting principles require that loan origination fees, net of certain direct loan origination costs (as defined) of completed loans, be deferred and amortized over the life of the related loans as an adjustment to yield. Management determined that the amount of net fees and costs was not material and the Bank has not deferred such amounts. Fees were netted with related costs, primarily salaries and wages, and the excess costs are included as an adjustment to yield.

    The allowance for possible loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks attendant with the Company's loan portfolio. Management's evaluation is based on regular review of the loan portfolio and considers such factors as payment history, adverse situations that may affect a borrower's ability to repay, collateral adequacy, and current economic conditions. The allowance for possible loan losses is increased through a provision for loan losses charged against income and decreased by charge-offs (net of recoveries). Loans are charged against the allowance for possible loan losses when amounts are considered by management to be uncollectible. Actual losses may vary from current estimates. These estimates are reviewed periodically and, if additions to the original estimates of the allowance for possible loan losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.

    On January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The adoption of SFAS No. 114, as amended, had no material impact on the Company's consolidated financial position or results of operations.





                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    5.  Other Real Estate Owned
    Other real estate owned (OREO), consisting of property acquired by foreclosure or deed in lieu of foreclosure, is carried at the lower of estimated fair value, less estimated selling expenses or cost, on an individual asset basis. Costs relating to the development and improvement of the property are capitalized, whereas those related to holding the property are charged to expense.

    Valuations are periodically performed by management and a loss provision is established by a charge to operations if the carrying value of a property exceeds its estimated fair value.

    6.  Premises and Equipment

    Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of furniture and fixtures is computed using the straight-line method over their estimated useful lives, which are five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term.

    The Financial Accounting Standards Board (FASB) issued a new standard, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of this new statement is not expected to have a material impact on the Company's consolidated financial position or results of operations. The Company is required to adopt this new standard for its year ended December 31, 1996.

    7.  Financial Instruments

    The Company adopted SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," in 1995. SFAS No. 107 requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist primarily of securities, loans and deposits. The Company has provided such financial statement disclosures in note L.








                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    8.  Income Taxes

    Deferred income taxes are provided on temporary differences between amounts reported for financial statement and tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes" (see note I).

    9.  Advertising Costs

    The Company's advertising costs are expensed as incurred.

    10.  Consolidated Statements of Cash Flows

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand and interest-bearing deposits at banks.

    11.  Earnings Per Share

    Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year, including the effects of dilutive stock warrants. The weighted average number of common shares outstanding was 2,312,625 and 2,243,562 for the nine months ended September 30, 1996 and 1995, respectively, and 2,245,183, 2,234,860 and
    2,265,961   for  the  years  ended   December  31,  1995,   1994  and  1993,
    respectively.

    12.  Reclassifications

    Certain prior year amounts have been reclassified to conform to current period presentation.

NOTE C - RESTRICTED CASH BALANCES

    Aggregate cash reserves of approximately $275 at September 30, 1996 and $308 and $125 at December 31, 1995 and 1994, respectively, were maintained to satisfy federal regulatory requirements.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE D - INVESTMENT SECURITIES

    The carrying  amounts of investment  securities at their  carrying  value as
    shown  in  the  consolidated   balance  sheets  of  the  Company  and  their
    approximate market values are as follows:

                                             September 30, 1996
                                              Gross       Gross      Fair
                                  Amortized unrealized  unrealized  market
                                    cost      gains       losses    value
                                                (unaudited)
Held to maturity
   Municipal bonds ............   $  1,221   $   --     $      2   $  1,219
   Corporate and utility bonds       3,566       --            3      3,563
   Mortgage-backed securities .      4,921       --           71      4,850
                                  --------   --------   --------   --------
                                  $  9,708   $   --     $     76   $  9,632
                                  ========   ========   ========   ========
Available for sale
   U.S. Government securities .   $  6,531   $   --     $     23   $  6,508
   Federal Reserve Bank stock .        317       --         --          317
   Federal Home Loan Bank stock        750       --         --          750
   Corporate bonds ............        740       --           10        730
                                  --------   --------   --------   --------
                                  $  8,338   $   --     $     33   $  8,305
                                  ========   ========   ========   ========

                                             December 31, 1995
                                              Gross      Gross       Fair
                                  Amortized unrealized unrealized   market
                                     cost     gains      losses      value
Held to maturity
   Municipal bonds ............   $  1,939   $   --     $      1   $  1,938
   Corporate and utility bonds       4,643         11       --        4,654
   Mortgage-backed securities .      3,456       --           32      3,424
                                  --------   --------   --------   --------
                                  $ 10,038   $     11   $     33   $ 10,016
                                  ========   ========   ========   ========
Available for sale
   U.S. Government securities .   $  7,004   $     28   $   --     $  7,032
   Federal Reserve Bank stock .        307       --         --          307
   Federal Home Loan Bank stock        455       --         --          455
                                             --------   --------   --------
                                  $  7,766   $     28   $   --     $  7,794
                                  ========   ========   ========   ========

                      United Valley Bancorp and Subsidiary

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)



NOTE D - INVESTMENT SECURITIES - Continued

                                             December 31, 1994
                                              Gross      Gross        Fair
                                  Amortized unrealized unrealized    market
                                     cost      gains     losses      value
Held to maturity
U.S. Government securities ....   $  5,024   $   --     $    194   $  4,830
Municipal bonds ...............      1,952       --           55      1,897
Corporate and utility bonds ...      3,128       --           25      3,103
Mortgage-backed securities ....      4,144       --          210      3,934
                                  --------   --------   --------   --------
                                  $ 14,248   $   --     $    484   $ 13,764
                                  ========   ========   ========   ========

                                              December 31, 1994
                                              Gross       Gross       Fair
                                  Amortized unrealized  unrealized   market
                                    cost      gains       losses     value
Available for sale
Federal Reserve Bank stock ....   $    307   $   --     $   --     $    307
Federal Home Loan Bank stock ..      1,925       --         --        1,925
                                  --------   --------   --------   --------
                                  $  2,232   $   --     $   --     $  2,232
                                  ========   ========   ========   ========

    There were no sales of investment securities during any of the periods presented. Purchases of the Federal Home Loan Bank stock occurred in proportion to the amount of Federal Home Loan Bank borrowings outstanding.

    The maturities of investment securities are as follows:

                                  September 30, 1996    December 31, 1995
                                 Amortized    Market    Amortized   Market
                                    cost       value       cost     value
                                      (unaudited)
Held to maturity
Due in one year or less .......   $  1,305   $  1,303   $  2,391   $  2,403
Due from one to five years ....      7,088      7,012      6,221      6,198
Due from five to ten years ....      1,315      1,317        719        709
Due after ten years ...........       --         --          707        706
                                             --------   --------   --------
                                  $  9,708   $  9,632   $ 10,038   $ 10,016
                                  ========   ========   ========   ========

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)


NOTE D - INVESTMENT SECURITIES - Continued

                                  September 30, 1996    December 31, 1995
                                 Amortized     Market  Amortized     Market
                                    cost       value      cost       value
                                      (unaudited)
Available for sale
  Due in one year or less .....   $  2,509   $  2,510   $  3,010   $  3,007
  Due from one to five years ..      4,762      4,728      3,994      4,025
  No maturity date ............      1,067      1,067        762        762
                                  --------   --------   --------   --------

                                  $  8,338   $  8,305   $  7,766   $  7,794
                                  ========   ========   ========   ========

    On November 15, 1995, the FASB issued a special report entitled "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities." This guide allows enterprises to reassess the appropriateness of the classification of all securities held. A one-time reassessment was permitted on one day between November 15, 1995 and December 31, 1995. Reclassifications from the held-to-maturity category that result from this one-time reassessment will not call into question the intent of an enterprise to hold other debt and equity securities to maturity in the future.

    Based on this special report, on December 20, 1995, the Company reclassified certain securities from the held-to-maturity category to the available-for-sale category. The transfer was made at fair value and resulted in an estimated net unrealized gain of $28 and an increase in retained earnings of $18 based on current market values.

NOTE E - LOANS

    A summary of the Company's outstanding loans is as follows:

                                             September 30,    December 31,
                                                 1996       1995       1994
                                             (unaudited)
Commercial loans ...........................   $ 88,041   $ 94,282   $ 76,279
Consumer installment loans .................      5,915      6,421      6,328
                                               --------   --------   --------
                                                 93,956    100,703     82,607
     Less allowance for possible loan losses      1,239        959      1,259
                                               --------   --------   --------

Total loans, net ...........................   $ 92,717   $ 99,744   $ 81,348
                                               ========   ========   ========

                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE E - LOANS - Continued

    Nonaccrual loans amounted to $1,590 at September 30, 1996 and $1,009 and $2,152 at December 31, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans totalled approximately $108 and $128 for the nine months ended September 30, 1996 and 1995, respectively, and $138, $146 and $183 for the years ended December 31, 1995, 1994 and 1993, respectively. No interest income has been recognized on nonaccrual loans for any of the periods presented.

    The loan portfolio had variable interest rates on principal balances of approximately $48,886 at September 30, 1996 and $58,762 and $49,208 at December 31, 1995 and 1994, respectively, and fixed interest rates on principal balances of approximately $45,070 at September 30, 1996 and $41,941 and $33,399 at December 31, 1995 and 1994, respectively. The weighted average variable rate was 9.44% at September 30, 1996 and 9.55% and 8.40% at December 31, 1995 and 1994, respectively, and the fixed rate was 8.94% at September 30, 1996 and 9.38% and 9.25% at December 31, 1995 and 1994, respectively.

    Loan participations serviced for others were $2,825 at September 30, 1996 and $2,333 and $2,052 at December 31, 1995 and 1994, respectively.

    Loans outstanding to directors, principal shareholders and executive officers and their affiliated interests were $2,067 at September 30, 1996 and $2,846 and $2,383 at December 31, 1995 and 1994, respectively. Such loans are made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection. During the nine months ended September 30, 1996, loans of approximately $984 were disbursed to certain directors, principal shareholders and executive officers or their affiliated interests, while principal repayments of approximately $1,763 were received. For the year ended December 31, 1995, disbursements amounted to approximately $1,223, while payments approximated $760.

    A summary of the activity in the allowance for possible loan losses is as follows:

                                   September 30,            December 31,
                                  1996      1995      1995      1994      1993
                                     (unaudited)
Balance at beginning of period  $   959   $ 1,259   $ 1,259   $ 1,584   $ 1,374
Provision charged to
   operating income ..........      405       644       851      --         690
Loans charged off, net of
   recoveries ................     (125)     (286)   (1,151)     (325)     (480)
                                -------   -------   -------   -------   -------
Balance at end of period .....  $ 1,239   $ 1,617   $   959   $ 1,259   $ 1,584
                                =======   =======   =======   =======   =======


                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE E - LOANS - Continued

    On January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. SFAS No. 114 requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

    The Company identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. Management evaluates all loans 90 days past due for impairment. The accrual of interest is discontinued on such loans, and no income is recognized until all recorded amounts of interest and principal are recovered in full.

    Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or the fair value of the collateral if the loan is collateral dependent. The amount of the recorded investment in such loans in excess of their fair value is charged off at disposition. The recorded investment in these loans and the valuation for credit losses related to loan impairment are as follows:

                                        September 30, December 31,
                                             1996       1995
                                         (unaudited)
Principal amount of impaired loans .....  $  1,570    $    694
  Less valuation allowance .............       485         199
                                          --------    --------

                                          $  1,085    $    495
                                          ========    ========

    The average recorded investment in impaired loans during the nine months ended September 30, 1996 and the year ended December 31, 1995 was $1,132 and $1,285, respectively. Total cash collected on impaired loans during the nine months ended September 30, 1996 and the year ended December 31, 1995 was $240 and $1,042, respectively, of which $240 and $1,042, respectively, was credited to the principal balance outstanding on such loans and $-0- was recognized as interest income. Interest that would have been accrued on impaired loans during the nine months ended September 30, 1996 and the year ended December 31, 1995 was $82 and $124, respectively. Interest income recognized was $-0-.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE F - PREMISES AND EQUIPMENT

    Premises and equipment are comprised of the following:

                                                  September 30,   December 31,
                                                       1996      1995      1994
                                                   (unaudited)
Furniture and fixtures ...........................  $    694  $    720  $    537
Leasehold improvements ...........................       611       597       528
                                                    --------  --------  --------
                                                       1,305     1,317     1,065
    Less accumulated depreciation and amortization     1,024     1,032       973
                                                    --------  --------  --------
                                                    $    281  $    285  $     92
                                                    ========  ========  ========

    Depreciation and amortization expense amounted to $68 and $36 for the nine months ended September 30, 1996 and 1995, respectively, and $55, $47 and $52 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE G - CERTIFICATES OF DEPOSIT

    At September 30, 1996, scheduled maturities of certificates of deposit are as follows:

        Year ended September 30,
              (unaudited)

                  1997                                     $     29,825
                  1998                                            2,891
                  1999                                            2,934
                  2000                                           11,020
                  2001                                              758
                                                           ------------
                                                           $     47,428
                                                           ============
    Certificates of deposit outstanding with a face value greater than or equal to $100,000 totaled $10,395 at September 30, 1996 and $11,879 and $9,947 at
    December 31, 1995 and 1994, respectively.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE H - BORROWED FUNDS

    The Company has established credit arrangements with the Federal Home Loan Bank of Pittsburgh consisting of a note payable for $2,000 and a Flexline commitment of approximately $16,152. Loans serve as collateral for any transactions executed under the arrangements. The note payable matures in 1998.

    At September 30, 1996, the outstanding balance of the note payable was $2,000. The maximum level of borrowings outstanding during 1996 was $5,750. The amount outstanding under the Flexline arrangement at September 30, 1995 was $1,750. The weighted average fixed interest rate on 1996 borrowings was 5.9%.

    At December 31, 1995, the outstanding balance of the note payable was $2,000. The maximum level of borrowings outstanding during 1995 was $2,000. The amount outstanding under the Flexline arrangement at December 31, 1995 was $-0-. The weighted average fixed interest rate on 1995 borrowings was 6.35%.

    At December 31, 1994, the outstanding balance of the note payable was $2,000. The maximum level of borrowings outstanding during 1994 was $8,471. The amount outstanding under the Flexline arrangement at December 31, 1994 was $6,471. The weighted average fixed interest rate on 1994 borrowings was 5.5%.

NOTE I - INCOME TAXES

    The provision for income taxes is as follows:

                    September 30,           December 31,
                   1996      1995      1995     1994     1993
                    (unaudited)
Federal
   Current ....  $   408   $   415   $   220  $   405  $   159
   Deferred ...     (107)      (93)      193      107       86
                 -------   -------   -------  -------  -------
                     301       322       413      512      245
State and local
   Current ....     --        --           5     --       --
                 -------   -------   -------  -------  -------

Total .........  $   301   $   322   $   418  $   512  $   245
                 =======   =======   =======  =======  =======






                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE I - INCOME TAXES - Continued

    The Company's effective income tax rate was different than the statutory federal income tax rate as follows:

                                  September 30,            December 31,
                                 1996      1995     1995      1994      1993
                                   (unaudited)
Income before income taxes ..  $   934   $   944  $ 1,236   $ 1,596   $   766
                               =======   =======  =======   =======   =======

Income tax expense at federal
   statutory rate of 34% ....  $   318   $   321  $   420   $   543   $   260
Other .......................      (17)        1       (2)      (31)      (15)
                               -------   -------  -------   -------   -------

Provision for income taxes ..  $   301   $   322  $   418   $   512   $   245
                               =======   =======  =======   =======   =======

    Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. Deferred taxes are comprised of the following:
                                                September 30,   December 31,
                                                    1996       1995     1994
                                                 (unaudited)
Loan loss reserves .............................  $   163   $    50   $   240
Depreciation and amortization ..................       18        17         6
OREO reserves ..................................       26        26        19
Unrealized gain on securities available for sale       (9)       (9)     --
Other ..........................................      (97)        6        28
                                                  -------   -------   -------

        Total deferred tax assets ..............  $   101   $    90   $   293
                                                  =======   =======   =======

    Management believes the existing deductible temporary differences will reverse during periods in which the Company generates net taxable income.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and both involve, to varying degrees, elements of credit risk that are not recognized in the consolidated financial statements. Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments as it does for on-balance-sheet instruments.

    The standby letters of credit are instruments issued by the Bank that guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the nonperformance of an obligation or service. Commitments outstanding under standby letters of credit were approximately $916 as of September 30, 1996 and $575 and $846 at December 31, 1995 and 1994, respectively.

    The Company had outstanding commitments to fund commercial loans of approximately $18,699 at September 30, 1996 and $13,477 and $13,608 at December 31, 1995 and 1994, respectively.

    Loans totaling approximately 50% of the total loans outstanding at September 30, 1996 and 50% and 60% of the total loans outstanding at December 31, 1995 and 1994, respectively, are collateralized by mortgages on real estate primarily located in the various counties surrounding Philadelphia. The primary purpose of these loans may not be related to the real estate, but the real estate is part of the collateral. The Company is able to decrease its credit exposure by an amount equal to the appraised value of the collateral. Additionally, the Company maintains the allowance for possible loan losses to address any estimated depreciation in the collateral value on impaired loans that might impact realizability of the related loan balance.

NOTE K - COMMITMENTS AND CONTINGENCIES

    During 1991, the Company entered into a noncancellable operating lease for the Philadelphia branch location and administrative offices at 1601 Market Street. The lease expires August 15, 1997 and has two five-year options to renew. Total minimum payments required are approximately $190 for the year ended September 30, 1996.

    The Company is subject to various legal actions and proceedings. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse affect on the Company's reported consolidated financial position or results of operations.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE L - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 requires disclosure of the estimated fair value of the Company's assets and liabilities considered to be financial instruments. As with most financial institutions, the majority of the Company's assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many of such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Bank's general practice and intent to hold the preponderance of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Company had to use significant estimates and present value calculations to prepare this disclosure.

    Changes in the assumptions or methodologies used to estimate fair value may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating the fair value of financial instruments.

    Fair values have been estimated using data which management considered the best available.

    Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

    The estimation methodologies, resulting fair values and recorded carrying amounts at December 31, 1995 were as follows:

    Fair value of financial instruments actively traded in a secondary market has been valued using quoted market prices.

                                         December 31, 1995
                                         Estimated
                                           fair    Carrying
                                           value    amount
Cash and due from banks ................  $ 5,457  $ 5,457
Federal funds sold .....................    5,400    5,400
Investment securities ..................   17,810   17,832




                                  (Continued)

                      United Valley Bancorp and Subsidiary

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE L - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

    Fair value of financial instruments with stated maturities has been estimated using present value cash flow, discounted at a rate approximating current market rates for similar assets and liabilities.

                                 December 31, 1995
                                Estimated
                                   fair   Carrying
                                  value    amount
Deposits with stated maturities  $51,288  $50,500
Short-term borrowings .........    2,000    2,000

    Fair value of financial instrument liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand) totalling $65,000 at December 31, 1995.

    The fair value of the loan portfolio has been estimated using present value cash flow, discounted at an interest rate that gives effect to estimated prepayment risk and credit loss factors.

                           December 31, 1995
                          Estimated
                             fair    Carrying
                            value     amount
Loans receivable ........  $100,614  $100,704

    There is no material difference between the carrying amount and estimated fair value of off-balance-sheet items totalling $18,699 and $13,477 at September 30, 1996 and December 31, 1995, respectively. Such off-balance-sheet items are primarily comprised of unfunded loan commitments which are generally priced at market at the time of the commitment.

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)




NOTE M - CAPITAL TRANSACTIONS

    The Company issued stock warrants to certain officers, directors and significant shareholders to purchase an aggregate of approximately 1,098,505 shares of common stock. These warrants are exercisable at a price of $4 per share and expire through February 2001. At September 30, 1996, there were 753,337 exercisable warrants outstanding to purchase 753,337 shares of common stock. In 1996, 138,334 warrants were exercised and -0- warrants expired. At December 31, 1995, there were 891,671 exercisable warrants outstanding to purchase 891,671 shares of common stock. In 1995, 25,667 warrants were exercised and 36,662 warrants expired. At December 31, 1994, there were 954,000 exercisable warrants outstanding to purchase 954,000 shares of common stock. In 1994, -0- warrants were exercised and -0-warrants expired.

    The FASB issued a new standard, SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future, but anticipates following APB Opinion No. 25. The Company will be required to adopt the new standard for its year ended December 31, 1996.

NOTE N - REGULATORY MATTERS

    The Bank Holding Company Act of 1956 restricts the amount of dividends the Company can pay. Accordingly, dividends should generally only be paid out of current earnings, as defined.

    The Pennsylvania Banking Code of 1965 restricts the amount of dividends the Bank can pay. Accordingly, dividends may be declared and paid only out of net earnings, as defined.

    Where surplus, as defined, is less than 50% of the amount of the Bank's capital, no dividend may be paid or declared without the prior approval of the Pennsylvania Department of Banking (the Department) until the surplus, as defined, is equal to 50% of the total amount of capital. Where surplus, as defined, is less than 100% of capital, until such time as surplus equals capital, the Bank must transfer at least 10% of its net earnings to surplus, as defined, prior to the declaration of a dividend. The Department has the power to issue orders prohibiting the payment of dividends where such payment is deemed to be an unsafe or unsound banking practice.



                                   (Continued)

                      United Valley Bancorp and Subsidiary

                     September 30, 1996 and 1995 (unaudited)
                                       and
                        December 31, 1995, 1994 and 1993

                        (in thousands, except share data)



NOTE N - REGULATORY MATTERS - Continued

    The Company and the Bank are also required to maintain minimum amounts of Tier 1 and total capital to total "risk-weighted" assets and a minimum Tier 1 leverage ratio, as defined by the banking regulators. At September 30, 1996, they were required to have minimum Tier 1 and total capital ratios of 4% and 8%, respectively, and a minimum Tier 1 leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. The Company's and the Bank's Tier 1 and total capital ratios at September 30, 1996 were 14.52% and 14.42%, and 15.92% and 15.82%, respectively, and the entities' Tier 1 leverage ratios were 10.07% and 10.00%, respectively. The Company's management believes that, under current regulations, it will continue to meet its minimum capital requirement in the foreseeable future.

NOTE O - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                           1996        1995
                                                        (unaudited)
Assets
   Investment in bank subsidiary ......................  $  12,752   $  11,727
   Investment in joint venture ........................        111        --
                                                         ---------   ---------
                                                         $  12,863   $  11,727
                                                         =========   =========

Liabilities and shareholders' equity
   Liabilities ........................................  $    --     $    --
   Shareholders' equity
       Common stock ...................................      5,526       5,180
       Capital surplus ................................      5,362       5,154
       Retained earnings ..............................      2,008       1,375
       Net unrealized gain (loss) on
          securities available for sale ...............        (33)         18
                                                         ---------   ---------
                                                         $  12,863   $  11,727
                                                         =========   =========

                         CONDENSED STATEMENTS OF INCOME

Noncash dividend from bank subsidiary .................  $     132   $    --
Equity in undistributed net income of bank subsidiary .        524         818
Unrealized loss on investment in joint venture ........        (23)       --
                                                         ---------   ---------
                                                         $     633   $     818
                                                         =========   =========

                                     ANNEX A


                                MERGER AGREEMENT

                          AGREEMENT AND PLAN OF MERGER


     AGREEMENT and PLAN OF MERGER, dated this 5th day of September, 1996 (the "Plan"), by and among United Valley Bancorp, Inc. ("UVHC"), United Valley Bank ("United Valley"), JeffBanks, Inc. ("JBI") and JeffBanks Acquisitioncorp., Inc. ("JBI Merger Sub").

RECITALS:
         A. UVHC: UVHC is a corporation, duly organized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania, with its headquarters located in Philadelphia, Pennsylvania. UVHC's authorized capital stock consists of 6,000,000 shares of Class A common stock, $2.50 par value per share ("UVHC Class A Common Stock") and 500,000 shares of Class B Common Stock, $2.50 par value per share ("UVHC Class B Common Stock") (collectively the UVHC Class A Common Stock and UVHC Class B Common Stock are referred to as "UVHC Common Stock"). As of the date hereof, there are outstanding (i) 2,210,261 shares of UVHC Class A Common Stock, (ii) no shares of UVHC Class B Common Stock and (iii) warrants to purchase 753,335 shares of UVHC Class A Common Stock at an exercise price of $4.00 per share.

         B. United Valley: United Valley is a banking corporation, duly authorized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania, with its headquarters located in Philadelphia, Pennsylvania. United Valley's authorized capital stock consists of 6,000,000 shares of Class A Common Stock, $2.50 par value per share ("United Valley Class A

Common Stock") and 500,000 shares of Class B Common Stock, $2.50 par value per share ("United Valley Class B Common Stock") (collectively the United Valley Class A Common Stock and the United Valley Class B Common Stock are referred to as the "United Valley Common Stock"). As of the date hereof, there are outstanding (i) 2,210,261 shares of United Valley Class A Common Stock, all of which are owned by UVHC, and (ii) no shares of United Valley Class B Common Stock.
         C. JBI: JBI is a corporation duly organized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania with its principal executive offices located in Philadelphia, Pennsylvania. JBI's authorized capital stock consists of 10,000,000 shares of common stock, $1.00 par value per share ("JBI Common Stock"). As of the date hereof, there are outstanding 3,957,198 shares of JBI Common Stock.
         D. JBI Merger Sub: JBI Merger Sub is a corporation duly organized and validly existing in good standing under the laws of the Commonwealth of Pennsylvania with its principal executive offices located in Philadelphia, Pennsylvania. JBI Merger Sub's authorized capital stock consists of 100 shares of Common Stock, $.01 par value per share ("JBI Merger Sub Common Stock"). As of the date hereof, there are outstanding 100 shares of JBI Merger Sub Common Stock, all of which are owned by JBI.
         E. Merger and Bank Acquisition: Pursuant to this Plan, the parties have agreed that JBI will acquire UVHC and United Valley by means of a merger of JBI Merger Sub with and into UVHC

(the "Merger") as a result of which UVHC will become a direct wholly-owned subsidiary of JBI and United Valley will become a second-tier subsidiary of JBI (the "Bank Acquisition").
         F. Approvals: The Board of Directors of each of UVHC, United Valley, JBI and JBI Merger Sub has approved, at meetings of each of such Boards of Directors, this Plan and has authorized the execution hereof in counterparts.
         G. Fairness Opinion: UVHC has received the written opinion of Danielson Associates, Inc., in form and substance satisfactory to UVHC, as to the fairness of the Merger and Bank Acquisition to the shareholders of UVHC from a financial point of view.
         In consideration of their mutual premises and obligations, the parties hereto, intending to be legally bound, adopt and make this Plan and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                       I. THE MERGER AND BANK ACQUISITION.
In the event that all of the conditions set forth in Article VI hereof have been satisfied or waived:
         (A) The Continuing Corporation. On the Merger Effective Date (as hereinafter defined), JBI Merger Sub shall merge with and into UVHC, the separate existence of JBI Merger Sub shall cease and UVHC (sometimes hereinafter referred to as the "Continuing Corporation") shall survive. The name of the continuing Corporation shall be "JeffBanks Acquisitioncorp., Inc."
         (B) Rights, Etc. Upon consummation of the Merger, the Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of UVHC and JBI Merger Sub; and all property, real, personal and mixed and all debts due on whatever account, and all other choses in action, all and every other interest of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in any of such corporations, shall not revert or be in any way impaired by reason of the Merger as provided by the laws of the Commonwealth of Pennsylvania.
         (C) Liabilities. Upon consummation of the Merger, the Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged.
         (D) Articles of Incorporation; Bylaws; Directors; Officers. The Articles of Incorporation and Bylaws of the Continuing Corporation shall be those of JBI Merger Sub, as in effect immediately prior to the Merger Effective Date (as hereinafter defined). The directors and officers of JBI Merger Sub in office immediately prior to the Merger Effective Date shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified. On or before the Merger Effective Date, JBI shall cause the election or appointment of two (2) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of JBI and three (3) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of Jefferson Bank, ("Jefferson"), a wholly-owned subsidiary of JBI. The individuals elected or appointed as directors of JBI may be the same or different from those individuals elected or appointed as directors of Jefferson.
         (E) Merger Effective Date; Closing. The Merger shall become effective upon the filing and acceptance of articles of merger by the Pennsylvania Department of State (the "Merger Effective Date") which such articles of merger shall be filed within ten (10) days after satisfaction of all conditions set forth in Article VI, including, without limitation, the receipt of the regulatory approvals referred to in Paragraphs (B) and (C) thereof unless otherwise agreed to in writing by the parties hereto. All documents required by the terms of this Plan to be delivered at or prior to consummation of the Merger shall be exchanged by the parties at the closing of the Merger, which shall take place contemporaneously with the closing of the Bank Acquisition (the "Closing"), and which shall be held on the Merger Effective Date at the offices of Jefferson, 1609 Walnut

Street, Philadelphia, Pennsylvania (or at such other location as may be mutually agreed upon) at 10:00 a.m.
         (F) Other Matters: Notwithstanding any term of this Plan to the contrary, JBI may, in its discretion at any time prior to the Merger Effective Date, designate a direct or indirect wholly-owned subsidiary to substitute for JBI Merger Sub as a constituent corporation in the Merger by written notice to UVHC so long as the exercise of this right does not materially adversely affect the interests of the UVHC shareholders, or cause a material delay in consummation of the transactions contemplated herein. JBI shall also have the right to cause JBI Merger Sub or such substitute, to be the surviving corporation of the Merger, so long as the exercise of such right does not have a material adverse effect on the interests of the holders of the capital stock of UVHC, or cause a material delay in, or otherwise adversely affect, consummation of the transactions described herein. Nothing in this Plan shall be deemed to restrict the ability of JBI or any of its subsidiaries to merge with or with and into another entity so long as no such other transaction shall have a Material Adverse Effect on the parties' ability to consummate the Bank Acquisition or cause a material delay in, or otherwise adversely affect, consummation of the transactions contemplated herein.

                            II. MERGER CONSIDERATION.
         (A) Outstanding JBI Common Stock. The shares of JBI Common Stock issued and outstanding immediately prior to the Merger Effective Date shall, on and after the Merger Effective Date, remain issued and outstanding shares of JBI Common Stock.
         (B) Outstanding UVHC Common Stock. On the Merger Effective Date, each share of UVHC Common Stock (excluding shares owned by UVHC) issued and outstanding immediately prior to the Merger Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive .339 shares (subject to possible adjustment as set forth in Article II, Paragraph I (the "Exchange Ratio")) of JBI Common Stock. Any shares of UVHC Common Stock owned by UVHC shall be canceled and retired upon the Merger Effective Date and no consideration shall be issued in exchange therefor.
         (C) Outstanding Shares of JBI Merger Sub. The shares of JBI Merger Sub Common Stock issued and outstanding immediately prior to the Merger shall, by virtue of and after the Merger, be converted into and thereafter constitute the issued and outstanding shares of the capital stock of the Continuing Corporation.
         (D) Outstanding Shares of United Valley. The shares of United Valley Common Stock issued and outstanding immediately prior to the Merger shall, on and after the Merger, remain issued and outstanding shares of United Valley Common Stock.

         (E) Shareholder Rights; Stock Transfers. On the Merger Effective Date, holders of UVHC Common Stock shall cease to be, and shall have no rights as, shareholders of UVHC, other than to receive the Merger consideration provided under Paragraph (B) above and Paragraph (F) below. After the Merger Effective Date, there shall be no transfers on the stock transfer books of UVHC or the Continuing Corporation of the shares of UVHC Common Stock which were issued and outstanding immediately prior to the Merger Effective Date.
         (F) Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of JBI Common Stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, JBI shall pay to each holder of UVHC Common Stock who would otherwise be entitled to a fractional share of JBI Common Stock an amount in cash determined by multiplying such fractional share of JBI Common Stock by the Index Price (as hereinafter defined). As used herein, the term "Index Price" shall mean the average of the daily closing prices for JBI Common Stock on the Nasdaq National Market System ("Nasdaq NMS") for the twenty (20) consecutive full trading days ending at the close of trading on the business day immediately prior to the Merger Effective Date.
         (G) Exchange Procedures. As promptly as practicable after the Merger Effective Date, JBI shall send or cause to be sent to each former shareholder of record of UVHC immediately prior to the Merger Effective Date transmittal materials for use in exchanging such shareholder's certificates of UVHC Common Stock for the consideration set forth in Paragraphs (B) and (F) above. Any fractional share checks which a UVHC shareholder shall be entitled to receive in exchange for such shareholder's shares of UVHC Common Stock, and any dividends paid on any shares of JBI Common Stock that such shareholder shall be entitled to receive prior to the delivery to Chase Mellon Securities Transfer Company (the "Exchange Agent") of such shareholder's certificates representing all of such shareholder's shares of UVHC Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to JBI and the Exchange Agent, in their judgement, if any of the certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery. After the Merger Effective Date, to the extent required by law, former shareholders of record of UVHC shall be entitled to vote at any meeting of holders of JBI Common Stock the number of whole shares of JBI Common Stock into which their respective shares of UVHC Common Stock are converted, regardless of whether such holders have exchanged their certificates representing UVHC Common Stock for certificates representing JBI Common Stock in accordance with the provisions of this Plan.
         (H) Options and Warrants. Any valid option or warrant to purchase shares of UVHC Common Stock (a "UVHC Warrant"), outstanding and unexercised immediately prior to the Merger shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, (i) become and be converted into a warrant to purchase that number of shares of JBI Common Stock as shall equal the Exchange Ratio multiplied by that number of shares of UVHC Common Stock which such option or warrant entitled the holder thereof to purchase, at an exercise price equal to the exercise price per share of the UVHC Warrant divided by the Exchange Ratio; (ii) be amended to delete the provision relating to termination of such warrant or option upon termination of the directorship held by the warrant or option holder and (iii) in the event that the Shelf Registration Statement (as such term is defined in Article V, Paragraph (E) hereof) has not become effective on or before the expiration date of any warrant, be amended to extend the expiration date of such warrant until such date that the Shelf Registration Statement shall become effective and for a period of thirty (30) days after notice of the effectiveness of the Shelf Registration Statement shall be sent to the holder of the warrant at his address as it appears on the books and records of JBI (hereinafter collectively referred to as the "JBI Warrants"). Any JBI Warrant to purchase a fractional share which results from application of the Exchange Ratio shall be cancelled. The maximum number of shares of UVHC Common Stock which are issuable upon exercise of the warrants referred to above, as of the date hereof, has been Previously

Disclosed (as such term is defined in Paragraph H(3) of Article VIII).
         (I) Anti-Dilution Provisions. In the event JBI changes the number of shares of JBI Common Stock issued and outstanding prior to the Merger Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding JBI Common Stock and the record date therefor shall be prior to the Merger Effective Date, the Exchange Ratio shall be proportionately adjusted.

                          III. ACTIONS PENDING MERGER.
After the date hereof but prior to the consummation of the Merger, without the prior written consent or approval of the Chairman or President of JBI, neither United Valley nor UVHC will:
         (A)      make, declare or pay any dividend;
         (B) enter into any employment contracts with, increase the rate of compensation of (except in accordance with existing policy consistent with past practice), or pay or agree to pay any bonus to, any of its directors, officers or employees, except in accordance with plans or agreements existing, as Previously Disclosed and as in effect on the date hereof;
         (C) enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance, or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates (i) the vesting or exercise of any benefits payable thereunder; or (ii) the right to exercise any employee stock options outstanding thereunder.
         (D) dispose of or discontinue any portion of its assets, business or properties (except for the sale of foreclosed properties, or properties received in lieu of foreclosure, in the ordinary course of business, consistent with past practice), which is material to United Valley or UVHC, or merge or consolidate with, or acquire all or any substantial portion of, the business or property of any other entity (except for properties received through, or in lieu of, foreclosure in the ordinary course of business, consistent with past practice);
         (E)      amend its Articles of Incorporation or Bylaws;
         (F) take any other action or engage in any loan, deposit, investment or other transaction not in the usual, regular and ordinary course of business consistent with past practice, including, but not limited to, (i) significantly changing asset liability sensitivity, (ii) making loans which are not consistent with past practice, (iii) purchasing securities or (iv) entering into any material contract, except for this Plan, to be performed after the date hereof; or
         (G)      agree to take any of the foregoing actions.

                       IV. REPRESENTATIONS AND WARRANTIES.
Each of United Valley and UVHC hereby represents and warrants to JBI Merger Sub and JBI, and each of JBI Merger Sub and JBI hereby represents and warrants to United Valley and UVHC as follows:
         (A)      the facts set forth in the Recitals of this Plan with
respect to it are true and correct;
         (B) the outstanding shares of it are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights;
         (C) it and each of its subsidiaries is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. It has in effect all federal, state and local authorizations, licenses and approvals necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted;
         (D)      except as Previously Disclosed, in the case of United
Valley and UVHC, it does not have any subsidiaries;
         (E) subject to receipt of any necessary approval by its shareholders and the regulatory approvals referred to in Paragraphs (B) and (C) of Article VI, this Plan has been authorized by all necessary corporate action by it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights and to general equity
principles;
         (F) the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby by it, will not constitute
(i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or by which any of them are bound, which breach, violation or default is reasonably likely to have, either by itself or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect (as such term is defined in Paragraph H(2) of Article VIII) on it, or (ii) a breach or violation of, or a default under, its Articles of Incorporation or Bylaws; and the consummation of the transactions contemplated by this Plan will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or, except as Previously Disclosed, the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities referred to in Paragraphs (B) and (C) of Article VI.
         (G) except as Previously Disclosed, its Annual Report, for the fiscal year ended December 31, 1995, its Quarterly Report for the fiscal quarter ended June 30, 1996 and all other documents, as amended prior to the date of this Plan, delivered or to be delivered to shareholders (in each such case, a "Financial Report" or, collectively, the "Financial Reports"), did not and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in the Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements; and it has previously delivered to the other parties true and complete copies of its Financial Reports for all periods ended after January 1, 1993 through the date of this Plan;
         (H) except as Previously Disclosed, since December 31, 1995, or, with respect to loans, since August 31, 1996 (i) it and each of its subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (ii) no event has occurred which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it;
         (I) except as Previously Disclosed, no litigation, proceeding, or controversy before any court or governmental agency is pending which, either by itself or in the aggregate with one or more other events, occurrences or circumstances, is reasonably likely to have a Material Adverse Effect on it and, to the best of its knowledge, no such litigation, proceedings or controversy has been threatened; and except as Previously Disclosed, neither it nor any of its subsidiaries is a party to, or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or has adopted any board resolution at the request of, any federal, state or other government, governmental agency or authority charged with the supervision or regulation of financial institutions or their holding companies or the issuance of securities or engaged in the insurance of deposits (including, without limitation, the Pennsylvania Department of Banking, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (the "FDIC")) or the supervision or regulation of it or any of its subsidiaries or properties (collectively, the "Regulatory Authorities"); and except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission or any such resolutions;
         (J) except as Previously Disclosed, it and each of its subsidiaries is in material compliance, in the conduct of its business, with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws relating to discriminatory business practices; and except as Previously Disclosed, it and each of its subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and except as Previously Disclosed, neither it nor any of its subsidiaries has received notification or communication from any Regulatory Authority (i) asserting that it or any of its subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Regulatory Authority enforces or (ii)
threatening to revoke any license, franchise, permit, or governmental authorization or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance (nor, to its knowledge, do any grounds for any of the foregoing exist);
         (K) except as Previously Disclosed or set forth in the Financial Reports, and except for this Plan and arrangements made in the ordinary course of business, in the case of United Valley and UVHC only, it is not bound by any material contract to be performed after the date hereof;
         (L) except as Previously Disclosed, in the case of United Valley and UVHC only, neither it nor any of its subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default;
         (M) except as Previously Disclosed, in the case of UVHC only, it and each of its subsidiaries has good and marketable title, free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance ("Liens") (other than Liens for current taxes not yet delinquent, pledges to secure deposits or in the ordinary course of business consistent with past practice) to all of the properties and assets, tangible and intangible, owned by it or its subsidiaries. To the best of its knowledge, all buildings and all fixtures, equipment and other property and assets are held under valid leases or subleases by it or its subsidiaries enforceable in accordance with their respective terms (except as may be limited by bankruptcy, insolvency, receivership, conservatorship and other laws of general applicability relating to or affecting creditors rights or by general equity principles);
         (N) all negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it and its agents directly with the other parties hereto and their agents and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment;
         (O)      except as Previously Disclosed:
                  (1) United  Valley has  delivered  to JBI a true and  complete copy of each "employee benefit plan" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covering employees or former employees of it and its subsidiaries (the "Employees");

                  (2) all employee benefit plans of United Valley covering Employees, to the extent subject to ERISA (the "ERISA Plans"), are in material compliance with ERISA, except for failures to so comply which are not reasonably likely, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it; each ERISA Plan which is an "employee pension benefit plan" within the meaning of
Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has either (a) received a favorable determination letter from the Internal Revenue Service; or (b) is or will be the subject of an application for a favorable determination letter, and it is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter; there is no pending or, to the best of its knowledge, threatened litigation relating to the ERISA Plans which is reasonably likely, either by itself or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it; and neither it nor any of its subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it or any of its subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it;

                  (3) no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by United Valley or any of its subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a) (15) of ERISA, currently or formerly maintained by any of them or any entity which is considered one "employer" with it under Section 4001 (a) (14) of ERISA or Section 414 of the Code (an "ERISA Affiliate"), which liability is reasonably likely to have either by itself or in the aggregate with one or more other events, occurrences or circumstances a Material Adverse Effect on it; United Valley and its subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multi-employer plan under Subtitle E of Title IV of ERISA; and to the knowledge of United Valley no notice of a "reportable event" within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or the Pension Plan of an ERISA Affiliate within the 12-month period ending on the date hereof;
                  (4) during the current plan year and the immediately preceding three (3) plan years of such ERISA Plan, all contributions required to be made under the terms of any ERISA Plan of United Valley, its subsidiaries, or an ERISA Affiliate have been timely made; and no pension plan of United Valley, its subsidiaries, or an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA which is reasonably likely, either by itself or in the aggregate with one or more other events, occurrences or circumstances, to have a Material Adverse Effect on it;
                  (5) under each Pension Plan of United Valley which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a) (16) of ERISA (as determined on the basis of the actuarial assumptions contained in the ERISA Plan's most recent actuarial valuation) did not exceed the then current value of the assets of such ERISA Plan, and there has been no material adverse change in the financial position of such ERISA Plan since the last day of the most recent plan year; and
                  (6) there are no material current or projected liabilities for retiree health or life insurance benefits;
         (P) it knows of no reason why the regulatory approvals referred to in Paragraphs (B) and (C) of Article VI should not be obtained;
         (Q) it is not a party to, or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity;
         (R) it and each of its subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Plan and the transactions contemplated hereby) that are known to it;
         (S) in the case of United Valley and UVHC only, it has Previously Disclosed a list, accurate and complete in all material respects, of all loans, extensions of credit or other assets of United Valley that are classified as of July 31, 1996 by it (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that are classified as of July 31, 1996 by any regulatory examiner as "Other Assets Especially Mentioned", "Substandard", "Doubtful," "Loss," or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by United Valley prior to July 31, 1996; and in the case of United Valley and UVHC only, the allowance for loan and lease losses shown on its Financial Reports were, and the allowance for loan and lease losses shown on its Financial Reports for periods ending after the date of this Plan will be, adequate as of the date thereof, under generally accepted accounting principles consistently applied to banks and bank holding companies and all other applicable regulatory requirements for all losses reasonably anticipated in the ordinary course of business as of the date thereof based on information available as of such date; and in the case of United Valley only, the assets comprising other real estate owned and in-substance foreclosures included in any of its non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.
         (T) except as Previously Disclosed, in the case of United Valley and UVHC only, to the best of its knowledge, there is no person who, as of the date of this Plan, may be deemed to be an "affiliate" of United Valley or UVHC as that term is used in Rule 145 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"):
         (U) in the case of United Valley and UVHC only, it has taken all necessary action to exempt the transactions contemplated by this Plan from, or the transactions contemplated by this Plan are otherwise exempt from, any applicable state takeover laws in effect as of the date of this Plan, including, without limitation, the Pennsylvania Business Corporation Law. For purposes of this Paragraph (U), Section 112 and Section 1610 of the Pennsylvania Banking Code of 1965, as amended, are not deemed to be a state takeover law;

         (V) it has taken all action so that the entering into of this Plan and the consummation of the transactions contemplated hereby (including without limitation the Merger) or any other action or combination of actions, or any other transactions, contemplated hereby do not and will not (i) result in the grant of any rights or claims that would give rise to monetary damages under the Articles of Incorporation or Bylaws of United Valley or UVHC or under any agreement to which United Valley or UVHC is a party, or (ii) restrict or impair in any way the ability of JBI or JBI Merger Sub to exercise the rights granted hereunder;
         (W) except as Previously Disclosed, in the case of United Valley only, to the best of the knowledge of UVHC or United Valley:
                  (1) neither United Valley nor any properties owned or operated by United Valley has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, would not have a Material Adverse Effect on the assets, business, financial condition or results of operation of United Valley taken as a whole. There are no actions, suits or proceedings, or demands, claims, notices or investigations including, without limitation, notices, demand letters or requests for information from any environmental agency or other person, instituted, pending or threatened relating to the liability of any property owned or operated by United Valley under any Environmental Law;

                  (2) Neither  United  Valley nor UVHC has  received any notice, citation, summons or order, complaint or penalty assessment by any governmental or other entity or person with respect to a property in which it holds a security interest or other lien for (i) any alleged violation of Environmental Law, (ii) any failure to have any environmental permit, certificate, license, approval, registration, and (iii) any use, possession, generation, treatment, storage, recycling, transportation or disposal of any Hazardous Material;
                  (3) the  following  definitions  apply  for  purposes  of this
Paragraph (W): "Environmental Law" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as in effect on or prior to the date of this Plan and includes, without limitation, the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments
and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "Hazardous Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl;
         (X) except as Previously Disclosed, in the case of United Valley and UVHC only, (i) all reports and returns with respect to Taxes (as defined below) that are required to be filed by or with respect to it (collectively, the "Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, for all periods immediately preceding the Merger Effective Date except to the extent such filing is not yet due or all such failures to file, taken together, are not reasonably likely to have either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, and such Tax Returns were true, complete, accurate and correct in all material respects, (ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, occupancy, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties, operations or activities of it, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively the "Taxes") shown to be due on the Tax Returns have been paid in full on or before the due date or are being contested in good faith and adequately reserved for on UVHC's consolidated balance sheet, (iii) the Tax Returns have never been examined by the Internal Revenue Service, (iv) no notice of deficiency, pending audit or assessment with respect to the Tax Returns has been received from the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (v) all Taxes due with respect to completed and settled examinations have been paid in full, (vi) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely to result in a determination that would have, either by themselves or in the aggregate with one or more other events, occurrences or circumstances, a Material Adverse Effect on it, except as reserved against in its Financial Reports, and (vi) no waivers of statutes of limitations have been given by or requested with respect to any Taxes of it;
         (Y) it is aware of no reason why the Merger will fail to qualify (i) for pooling-of-interests accounting treatment or (ii) as a reorganization under
Section 368(a) of the Code.
         (Z) except as Previously Disclosed or pursuant to this Plan, in the case of United Valley and UVHC only, there are no shares of United Valley or UVHC Common Stock authorized and reserved for issuance and neither United Valley nor UVHC has any commitment to authorize, issue, or sell any such shares or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from such party, any such shares and no securities or obligations representing any such rights are outstanding;
         (AA) it has previously delivered to the other parties its Articles of Incorporation and Bylaws which are true, correct and complete copies of such documents as in effect on the date of this Plan.
         (AB) in the case of JBI Merger Sub only, (i) it possesses no assets nor is subject to any liabilities and will not acquire assets or incur liabilities prior to the Merger Effective Date, and (ii) since the date of its incorporation, it has not engaged in any activities other than in connection with the consummation of the Merger and the Bank Acquisition or as expressly contemplated by this Plan.
         (AC) to the extent applicable to it, it has previously delivered to the other parties (i) all of its annual reports on Form 10-K filed with the United States Securities and Exchange Commission (the "SEC") since January 1, 1995 and its annual reports to shareholders for each of the three years ended December 31, 1995, 1994 and 1993, respectively; (ii) all of its quarterly reports on Form 10-Q and current reports, if any, on Form 8-K filed with the SEC on or after July 1, 1996; (iii) each final registration statement, prospectus or offering circular which it has used in connection with the sale of securities since January 1, 1995 and (iv) each definitive proxy statement distributed by it to its shareholders since January 1, 1995. All such reports comply in all material respects with the requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, and do not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                                  V. COVENANTS.
United Valley and UVHC hereby covenant to JBI and JBI Merger Sub, and JBI and JBI Merger Sub hereby covenant to United Valley and UVHC, that:
         (A) subject to the terms and conditions of this Plan, it shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto, and each party shall use, and shall cause each of their respective subsidiaries to use, its best efforts to cause to be satisfied the conditions referred to in Article VI and to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Plan;
         (B) in the case of UVHC and United Valley only, it shall use its best efforts to deliver to JBI on the date of this Plan irrevocable proxies from each of the directors and executive officers of UVHC and United Valley, naming Betsy
Z. Cohen, Harmon S. Spolan, or either of them, as the attorneys-in-fact for such director and executive officer to vote the shares of UVHC held in his name (or to instruct the record holder of any such shares held in nominee name for his benefit) for approval of the Plan, the Merger and the Bank Acquisition.

         (C) each shall use its best efforts in good faith and in cooperation with the other parties to promptly prepare and file with the SEC in accordance with the requirements of the Securities Act, a registration statement (the
"Registration Statement") in connection with the issuance of the JBI Common Stock contemplated by this Plan (but excluding the issuance of JBI Common Stock pursuant to the exercise of the JBI Warrants or with respect to shares of UVHC Common Stock issued in connection with any exercise of the UVHC Warrants); each shall use its best efforts to promptly prepare and, if required, file with the SEC, a proxy or information statement to be mailed to the holders of JBI Common Stock and UVHC Common Stock, respectively, and it shall call a special meeting of the holders of such common stock to be held as soon as practicable after the effective date of the Registration Statement for purposes of voting upon (i) in the case of UVHC, a proposal seeking approval of this Plan and the Merger contemplated hereby and thereby, and, subject to the fiduciary duties of the Board of Directors of UVHC (as advised in writing by its counsel), UVHC shall solicit and obtain a vote, of not less than 66 2/3% of all holders of UVHC Common Stock entitled to vote, in favor of the above proposal and UVHC shall, at JBI's request, recess or adjourn said meeting if such recess or adjournment is deemed by JBI to be necessary or desirable; and (ii) in the case of JBI, a proposal seeking approval of this Plan and the Merger contemplated hereby and thereby, and, subject to the fiduciary duties of the Board of Directors of JBI (as advised in writing by its counsel), JBI shall solicit and obtain a vote of not less than a majority of all votes cast by the holders of JBI Common Stock for such proposal;
         (D) in the case of JBI only: (i) it shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof; (ii) it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "blue sky" permits and approvals, provided that JBI shall not be required by virtue thereof to submit to general jurisdiction in any state; (iii) when the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the meetings, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by UVHC or United Valley relating to UVHC, United Valley or their subsidiaries and by JBI relating to JBI and its subsidiaries (a) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration

Statement made in reliance upon and in conformity with, written information concerning another party furnished by such other party specifically for use in the Registration Statement;
         (E) in the case of JBI only,  it shall (a)  prepare and file within ten
(10) days following the filing by JBI of its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1997, a registration statement under the Securities Act and Rule 415 thereunder (the "Shelf Registration Statement") with respect to the offer and sale of the shares of JBI Common Stock issuable pursuant to the JBI Warrants or issued in exchange for shares of UVHC Common Stock issued pursuant to exercise of the UVHC Warrants; provided, however, that JBI shall not be obligated to file the Shelf Registration Statement earlier than six (6) months after the Merger Effective Date, but shall be obligated to file the Shelf Registration Statement no later than nine (9) months following the Merger Effective Date; (b) use its best efforts to cause the Shelf Registration Statement to be declared effective as soon as practicable after the filing thereof; and (c) use its best efforts to maintain the shelf registration in effect for two (2) years from the effective date thereof. The provisions of this Paragraph (E) are intended to be for the benefit of, and shall be enforceable by, each holder of a JBI Warrant and each holder of shares of JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant and their respective heirs and representatives;

         (F) it agrees that, unless approved by the other parties hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law or applicable stock exchange, National Association of Securities Dealers, Inc. ("NASD") or Nasdaq NMS rule;
         (G) (1) upon reasonable notice, it shall afford the other parties hereto, and their owners, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Merger Effective Date to all of its properties, books, contracts, commitments and records and, during such period, it shall furnish promptly to the other parties hereto, (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning its business, properties and personnel as the other parties hereto may reasonably request, provided that no investigation pursuant to this Paragraph (G) by any party shall affect or be deemed to modify or waive any representation or warranty made by any other party hereto or the conditions to the obligation of the first party to consummate the transactions contemplated by this Plan; and (2) each party hereto will not use any information obtained pursuant to this Paragraph (G) for any purpose unrelated to this Plan, the consummation of the transactions contemplated hereby and, if the Merger is not consummated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Paragraph (F) of Article VIII) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by such party or as it is advised by counsel that any such information or document is required by law or applicable stock exchange, NASD or Nasdaq NMS rule to be disclosed, and in the event of the termination of this Plan, each party will, upon request by the other party, deliver to the other all documents so obtained by it or destroy such documents;
         (H) in the case of United Valley and UVHC only, it shall not solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of the Board of Directors of United Valley or UVHC (as advised in writing by its counsel), furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, United Valley or UVHC or any merger or other business combination with United Valley or UVHC other than as contemplated by this Plan and it shall instruct its officers, directors, agents, advisors and affiliates to refrain from doing any of the foregoing; provided that United Valley or UVHC may communicate information about such proposal to its stockholders if and to the extent that it is legally required to do so (as advised in writing by its counsel); it shall notify JBI immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with United Valley or UVHC;
         (I) in the case of United Valley and UVHC only, it will cause each person who may be deemed to be an "affiliate" of United Valley or UVHC for purposes of Rule 145 under the Securities Act to execute and deliver to JBI on or before the mailing of the proxy statements for the meetings referred to in Paragraph (C) of this Article V an agreement in the form attached hereto as Exhibit A restricting the disposition of such affiliate's shares of UVHC Common Stock and the shares of JBI Common Stock to be received by such person in exchange for such person's shares of UVHC Common Stock or shares of JBI Common Stock issuable pursuant to the exercise of the JBI Warrants, as applicable;
         (J) in the case of United Valley, it shall use its best efforts to make reasonable modifications and changes to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) prior to the Merger Effective Date so as to be consistent on a mutually satisfactory basis with those of JBI and generally accepted accounting principles. United Valley shall not be required to modify or change any such policies or practices, however, until (i) satisfaction of the conditions set forth in Paragraph (A) of Article VI, (ii) commencement of the 30 day United States Department of Justice review period set forth in 12 U.S.C. ss.1849;

(iii) such time as United Valley and JBI shall reasonably agree that the Merger Effective Date will occur prior to public disclosure of such modifications or changes in regular periodic earnings releases or periodic reports filed with any Regulatory Authority, and (iv) such time as JBI acknowledges in writing that all conditions to JBI's obligations to consummate the Merger (and JBI's rights to terminate this Plan) have been waived or satisfied; provided, however, that in all circumstances United Valley shall make such modifications and changes not later than immediately prior to the expiration of the statutory waiting period referred to above in clause (ii). United Valley's representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Paragraph (J) nor will any such modifications or changes affect or be considered in the definition of "Material Adverse Effect" contained in Article VIII, Section H(2);
         (K) in the case of JBI only, it shall use its best efforts to (i) list, prior to the Merger Effective Date, on the Nasdaq NMS, upon official notice of issuance, the shares of JBI Common Stock to be issued to the holders of United Valley Common Stock pursuant to the Merger and (ii) list, prior to the effective date of the Shelf Registration Statement, on the Nasdaq NMS, upon official notice of issuance, the shares of JBI Common Stock to be issued to the holders of the JBI Warrants upon exercise and sale thereof and the shares of JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant. The provisions of clause (ii) of this Paragraph (K) are intended to be for the benefit of, and shall be enforceable by, each holder of (i) a JBI Warrant and
(ii) JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant, and their respective heirs and representatives;
         (L) in the case of United Valley and UVHC only, it shall not take any action that would cause the transactions contemplated by this Plan to be subject to any applicable state takeover statute in effect as of the date of this Plan and United Valley shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable state takeover law, as now or hereafter in effect, including, without limitation, the Pennsylvania Business Corporation Law;
         (M) in the case of United Valley and UVHC only, it shall take all necessary steps to ensure that the entering into of this Plan and the consummation of the transactions contemplated hereby and thereby (including without limitation the Merger) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not (i) result in the grant of any rights or claims that would give rise to monetary damages under the Articles of Incorporation or Bylaws of

United Valley or UVHC or under any agreement to which United Valley or UVHC is a party, or (ii) restrict or impair in any way the ability of JBI or JBI Merger Sub to exercise the rights granted hereunder;
         (N) in the case of United Valley and UVHC only, it shall not adopt any other plan or arrangement that would adversely affect in any way the rights of JBI or JBI Merger Sub under this Plan;
         (O) it undertakes and agrees to use its best efforts to cause the Merger to be effected, including, without limitation, promptly preparing any and all regulatory applications and disclosure documents, and to take no action which would cause the Merger to fail to qualify for pooling-of-interests accounting treatment;
         (P) in the case of JBI, prior to the completion of the Merger, it will advise each of the current employees of United Valley in writing that (i) it will interview all current employees of United Valley; (ii) it will consider in good faith continuing to employ each such employee upon the completion of the Merger; and (iii) any employee of United Valley that is retained by JBI will be given credit for his or her prior service with United Valley for the purposes of determining the entitlement to and amount of (a) retirement benefits provided under JBI's current retirement plans (and any successor thereto) and (b) the required employer contribution for the group health insurance currently provided by JBI;

         (Q) in the case of JBI, with respect to the employment agreements of Thomas J. Lynch, R. Scott Horner and Eugene F. Zuecca, on or before September 30, 1996, it shall either (i) enter into a mutually acceptable amended employment agreement or (ii) terminate such agreement as of the Merger Effective Date;
         (R) in the case of United Valley and UVHC only, it shall promptly after the end of each fiscal quarter after the date of this Plan and on the Merger Effective Date provide JBI with a list of all of its loans, extensions of credit or other assets that have been classified internally or by any regulatory examiner since the date it provided JBI with the Asset Classification; and
         (S)      in the case of JBI only:
                  (1) from and after the Merger Effective Date through the second anniversary of the Merger Effective Date, it agrees to indemnify and hold harmless each present and former director and officer of each of United Valley and UVHC or its subsidiaries and each officer or employee of each of United Valley and UVHC or its subsidiaries that is serving as a director or trustee of another entity expressly at United Valley or UVHC's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, the "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether or not the Indemnified Party is a party thereto, arising out of matters existing or occurring at or prior to the Merger Effective Date (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Merger Effective Date, to the fullest extent permitted under the UVHC Articles of incorporation, the charter of United Valley, or the bylaws of either in effect on the date hereof; provided, however, that no Indemnified Party shall be entitled to indemnification for Costs arising out of any matter that such Indemnified Party had an obligation, pursuant to this Plan, to Previously Disclose to JBI and did not so disclose;
                  (2) any Indemnified Party wishing to claim indemnification under Paragraph S(1) above, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify JBI thereof, but the failure to so notify shall not relieve JBI of any liability it may have hereunder to such Indemnified Party if such failure does not materially prejudice JBI. In the event of any such claim, action, suit, proceeding or investigation, (i) JBI shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and JBI shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if JBI does not elect to assume such defense within a reasonable time or if there are issues which constitute conflicts of interest between JBI and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to such

Indemnified Party, and JBI shall remain responsible for the reasonable fees and expenses of such counsel, with respect to those matters as to which a conflict of interest exists as set forth above, promptly as statements therefor are received; provided, however, that JBI shall be obligated pursuant to this Paragraph S(2) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter and (iii) JBI shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against and defenses available to, such Indemnified Party;
                  (3) in the event JBI or any of its  successors  of assigns (1)
consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of JBI assume the obligations set forth in this Paragraph S; and

                  (4) the provisions of this Paragraph S are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

                  VI. CONDITIONS TO CONSUMMATION OF THE MERGER.

Consummation of the Merger is conditioned upon:
         (A) (i) approval of the Merger and the other transactions contemplated hereby by the required vote of the shareholders of UVHC and as and to the extent required by law, by UVHC, as the sole shareholder of United Valley, and (ii) approval of the Merger by the shareholders of JBI and JBI Merger Sub;
         (B) (i) procurement by JBI of approval by the Federal Reserve Board and the Pennsylvania Department of Banking of the Merger and the Bank Acquisition and the expiration of applicable statutory waiting periods relating thereto, and
(ii)  procurement  by  Jefferson  of approval  by the FDIC and the  Pennsylvania
Department of Banking of the Merger and the merger (immediately after consummation of the Merger) of United Valley with and into Jefferson, with Jefferson as the surviving entity, and the expiration of applicable statutory waiting periods relating thereto;
         (C) procurement of all other regulatory consents and approvals and satisfaction of all other requirements prescribed by law which are necessary to the consummation of the Merger and the Bank Acquisition;

         (D) there not being in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of the Merger or the Bank Acquisition;
         (E) upon the request of JBI, at least thirty (30) days prior to the required date of receipt, receipt by JBI from Grant Thornton LLP of letters, dated the date of or shortly prior to: (i) the mailing of the proxy statements,
(ii) the public offering of any securities by JBI prior to the Merger Effective Date, and (iii) the Merger Effective Date, in form and substance satisfactory to JBI, with respect to UVHC's and United Valley's consolidated financial position and results of operations, which letters shall be based upon customary specified procedures undertaken by such firm; and, further, receipt by JBI from Grant Thornton LLP of a letter confirming that the Merger will be treated as a pooling-of-interests for accounting purposes;
         (F) the receipt by United Valley, UVHC and their directors and officers of an opinion, dated the Merger Effective Date, of Ledgewood Law Firm, P.C. counsel for JBI and Jefferson, in form and substance reasonably satisfactory to United Valley;
         (G) the receipt by JBI and its directors and officers who sign the Registration Statement of an opinion, dated the Merger Effective Date, of Blank Rome Comisky & McCauley, in form and substance reasonably satisfactory to JBI;
         (H) (i) each of the representations and warranties contained herein of any party being true and correct as of the date of this Plan and upon the Merger Effective Date with the same effect as though all such representations and warranties had been made on the Merger Effective Date, except (x) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (y) as expressly contemplated by this Plan, or (z) for representations and warranties (other than the representations and warranties set forth in Paragraph (A) of Article IV, which shall be true and correct in all material respects) the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Plan, and (ii) each and all of the agreements and covenants contained herein of any party to be performed and complied with pursuant to this Plan and the other agreements contemplated hereby prior to the Merger Effective Date shall have been duly performed and complied with in all material respects, and JBI and UVHC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the other party dated the Merger Effective Date, to such effect;
         (I) the Registration Statement having become effective, no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC or any other regulatory authority;

         (J) JBI having received all state securities laws and "blue sky" permits and other authorizations necessary in connection with the issuance of the JBI Common Stock as set forth in the Registration Statement and to otherwise consummate the Merger;
         (K) JBI and UVHC having received an opinion from Blank Rome Comisky & McCauley to the effect that the Merger constitutes a reorganization under
Section  368  of  the  Code,   which  such   opinion   may  rely  upon   factual
representations contained in certificates of officers of JBI, JBI Merger Sub, UVHC, United Valley and others;
         (L) the shares of JBI Common Stock issuable pursuant to the Merger having been approved for listing on Nasdaq NMS, subject to official notice of issuance;
         (M) approval of the Merger and the other transactions contemplated hereby by not less than the minimum stockholder vote required by applicable laws or governing instrument by the shareholders of each of UVHC, United Valley, JBI and JBI Merger Sub;
         (N)      INTENTIONALLY OMITTED;
         (O) the sum of (i) the number of shares of UVHC Common Stock as to which dissenters' rights have been elected, and (ii) the number of shares of UVHC Common Stock, the conversion of which to JBI Common Stock subsequent to the Merger would result in fractional shares which JBI is required to purchase pursuant to Article II, Paragraph (F), being equal to no more than ten percent (10%) of UVHC Common Stock outstanding immediately prior to the Merger Effective Date;
         (P) the election or appointment of two (2) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of JBI and three (3) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of Jefferson; and
         (Q) UVHC having received the written opinion of Danielson Associates, Inc., in form and substance satisfactory to UVHC, as to the fairness of the Merger and Bank Acquisition to the shareholders of UVHC from a financial point of view, dated as of a date not less than five (5) business days prior to the date of mailing of the proxy statement with respect to the Merger and Bank Acquisition.
         Provided, however, a failure to satisfy any of the conditions set forth in Paragraphs (G), (K), (N) or (O) of this Article VI shall only constitute conditions if asserted by JBI; and a failure to satisfy any of the conditions set forth in Paragraph (F) or (Q) of this Article VI shall only constitute conditions if asserted by UVHC.

                                VII. TERMINATION.
This Plan may be terminated prior to the Merger Effective Date either before or after receipt of required shareholder approvals:
         (A) by the mutual consent of JBI and UVHC, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;
         (B) by JBI or UVHC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a breach by the other party of any representation or warranty contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breaches, individually or in the aggregate, materially adversely affect the Merger and the other transactions contemplated by this Plan, (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;
         (C) by JBI or UVHC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 1997; provided, however, that such date may be extended by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan;
         (D) by JBI or UVHC, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any shareholder approval contemplated by Paragraph (A) of Article VI is not obtained at a meeting or meetings called for the purpose of obtaining such approval; or
         (E) by JBI, (i) if the sum of (a) the number of shares of UVHC Common Stock as to which dissenters' rights have been elected, and (b) the number of shares of UVHC Common Stock, the conversion of which to JBI Common Stock subsequent to the Merger would result in fractional shares which JBI is required to purchase pursuant to Article II, Paragraph (F), shall equal more than ten percent (10%) of UVHC Common Stock outstanding immediately prior to the Merger Effective Date, or (ii) a breach by UVHC of the covenant contained in Article V, Paragraph B.

                              VIII. OTHER MATTERS.
         (A) Survival. If the Merger Effective Date occurs, the agreements of the parties in Paragraphs (E) and (K) of Article V and Paragraphs (A), (C), (D),
(F), (G), and (I) of this Article VIII shall survive the Merger Effective Date; all other representations, warranties, agreements and covenants contained in this Plan shall be deemed to be conditions of the Merger and shall not survive the Merger Effective Date. If this Plan is terminated prior to the Merger Effective Date, the agreements and representations of the parties in Paragraph
(N) of Article IV,  Paragraph  (G)(2) of Article V and Paragraphs (A), (D), (E),
(F) and (I) of this Article VIII shall survive such termination.

         (B) Waiver or Amendment. Prior to the Merger Effective Date, any provision of this Plan may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time (including the structure of the transaction), by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan, except that, after the vote by the shareholders of UVHC, the consideration to be received by the shareholders of UVHC for each share of UVHC Common Stock shall not thereby be decreased.
         (C) Counterparts. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.
         (D) Governing Law. This Plan shall be governed by, and interpreted in accordance with, the substantive laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws, except as federal law may be applicable.
         (E) Expenses. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except printing expenses of the Registration Statement which shall be shared equally between UVHC and JBI.
         (F) Confidentiality. Except as otherwise provided in Paragraph (G)(2) of Article V, each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.
         (G) Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:
      If to JBI or JBI                            Betsy Z. Cohen, Chairman
      Merger Sub, to:                             and Chief Executive Officer
                                                  JeffBanks, Inc.
                                                  1609 Walnut Street
                                                  Philadelphia, PA  19103

      With, in each                               J. Baur Whittlesey, Esq.
      instance, a copy to:                        Ledgewood Law Firm, P.C.
                                                  1521 Locust Street - 8th Floor
                                                  Philadelphia, PA  19102

      If to UVHC or                               Thomas J. Lynch, President
      United Valley, to:                          United Valley Bank
                                                  1601 Market Street - 3rd Floor
                                                  Philadelphia, PA  19103

      With, in each                               Lawrence Wiseman, Esq.
      instance, a copy to:                        Blank Rome Comisky & McCauley
                                                  Four Penn Center Plaza
                                                  Philadelphia, PA  19103

         (H) Definitions. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:
                  (1) the term "knowledge" when used with respect to a party shall mean the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Federal Reserve Board;

                  (2) the term "Material Adverse Effect" shall mean (a) in the case of United Valley only, an event, occurrence or circumstance, which individually or in the aggregate, results, or is reasonably likely to result, in a decrease in the shareholders' equity account of United Valley, as determined in accordance with generally accepted accounting principles and as measured from the United Valley June 30, 1996 Financial Reports, in an amount equal to or greater than $500,000, including, without limitation, (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes, (ii) operating losses and (iii) a breach of a representation or warranty, or (b) as applied to any of the parties, a breach of a representation or warranty which would materially impair the party's ability to perform its obligations under this Plan or the consummation of the Merger and the other transactions contemplated by this Plan; provided, however, that the term Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally, and (c) with respect to any loan of United Valley, pursuant to Paragraph (J) of Article V, where the financial condition of the borrower of such loan and the value of any and all collateral securing such loan has not materially deteriorated, any material increase in United Valley's loan loss reserve with respect to such loan or any loan charge off with respect to such loan or any loan charge off in an amount which, in the view of JBI, should be reserved against possible losses on such loan or charged off with respect to such loan; and
                  (3) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party contemporaneously with the execution of this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan; provided, however, that any information so disclosed shall specify the provision of this Plan pursuant to which such information is being disclosed and shall not be deemed to be disclosed pursuant to any other provision of, or for any other purpose under, this Plan.
         (I) Entire Understanding. This Plan represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Nothing in this Plan expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

Attest:                                             JEFFBANKS, INC.


/s/Michele Rudoi                                    By:/s/Betsy Z. Cohen
Assistant Secretary                                    Chairman and
                                                       Chief Executive Officer
[Corporate Seal]


Attest:                                             JEFFBANKS ACQUISITIONCORP.,
                                                       INC.


/s/Michele Rudoi                                    By:/s/Betsy Z. Cohen
Assistant Secretary                                    Chairman and
                                                       Chief Executive Officer
[Corporate Seal]



Attest:                                             UNITED VALLEY BANCORP, INC.


/s/R. Scott Horner                                  By:/s/Thomas J. Lynch
Secretary                                              President and
                                                       Chief Executive Officer
[Corporate Seal]


Attest:                                             UNITED VALLEY BANK


/s/R. Scott Horner                                  By:/s/Thomas J. Lynch
Secretary                                              President and
                                                       Chief Executive Officer
[Corporate Seal]

                               FIRST AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the "Amendment") dated this 30th day of September, 1996 (the "Amendment"), by and among United Valley Bancorp, Inc. ("UVHC"), United Valley Bank ("United Valley"), JeffBanks, Inc. ("JBI") and JeffBanks Acquisitioncorp., Inc. ("JBI Merger Sub").

                                    RECITALS

     A. Pursuant to an Agreement and Plan of Merger dated September 5, 1996 (the "Plan"), UVHC, United Valley, JBI and JBI Merger Sub agreed that JBI will acquire UVHC and United Valley by means of a merger of JBI Merger Sub with and into UVHC (the "Merger") as a result of which UVHC will become a direct wholly-owned subsidiary of JBI and United Valley will become a second-tier subsidiary of JBI (the "Bank Acquisition").

     B. The parties hereto wish to amend the Plan as hereinafter set forth.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Plan.

     2. Article I, Paragraph D of the Plan is hereby amended and restated in its entirety to read as follows:

     (D) Articles of Incorporation; Bylaws; Directors; Officers. The Articles of Incorporation and Bylaws of the Continuing Corporation shall be those of JBI Merger Sub, as in effect immediately prior to the Merger Effective Date (as hereinafter defined). The directors and officers of UVHC in office immediately prior to the Merger Effective Date shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified. On or before the Merger Effective Date, JBI shall cause the election or appointment of two (2) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of JBI and three (3) of the directors of United Valley in office immediately prior to the Merger Effective Date as additional directors of Jefferson Bank, ("Jefferson"), a wholly-owned subsidiary of JBI. The individuals elected or appointed as directors of JBI may be the same or different from those individuals elected or appointed as directors of Jefferson.

     3. Article II, Paragraph H of the Plan is hereby amended and restated in its entirety to read as follows:

     (H) Options and Warrants. Any valid option or warrant to purchase shares of UVHC Common Stock (a "UVHC Warrant"), outstanding and unexercised immediately prior to the Merger shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof become and be converted into a warrant to purchase that number of shares of JBI Common Stock as shall equal the Exchange Ratio multiplied by that number of shares of UVHC Common Stock which such option or warrant entitled the holder thereof to purchase, at an exercise price equal to the exercise price per share of the UVHC Warrant divided by the Exchange Ratio (hereinafter collectively referred to as the "JBI Warrants"). Any JBI Warrant to purchase a fractional share which results from application of the Exchange Ratio shall be cancelled. The maximum number of shares of UVHC Common Stock which are issuable upon exercise of the warrants referred to above, as of the date hereof, has been Previously Disclosed (as such term is defined in Paragraph H(3) of Article VIII).

     4. Article V, Paragraph (C) of the Plan is hereby amended and restated in its entirety to read as follows:

     (C) each shall use its best efforts in good faith and in cooperation with the other parties to promptly prepare and file with the SEC in accordance with the requirements of the Securities Act, a registration statement (the "Registration Statement") in connection with the issuance of the JBI Common Stock contemplated by this Plan, including the shares of JBI Common Stock
     (x) issuable pursuant to the exercise of any JBI Warrant which has an expiration date on or before September 19, 1997 or (y) issued in exchange for shares of UVHC Common Stock issued pursuant to exercise of any UVHC Warrant which has an expiration date on or before September 19, 1997 (but excluding the issuance of JBI Common Stock issuable pursuant to the exercise of any JBI Warrant with an expiration date on or after September 20, 1997 or with respect to shares of UVHC Common Stock issued in connection with any exercise of any UVHC Warrant with an expiration date on or after September 20, 1997); each shall use its best efforts to promptly prepare and, if required, file with the SEC, a proxy or information statement to be mailed to the holders of JBI Common Stock and UVHC Common

     Stock, respectively, and it shall call a special meeting of the holders of such common stock to be held as soon as practicable after the effective date of the Registration Statement for purposes of voting upon (i) in the case of UVHC, a proposal seeking approval of this Plan and the Merger contemplated hereby and thereby, and, subject to the fiduciary duties of the Board of Directors of UVHC (as advised in writing by its counsel), UVHC shall solicit and obtain a vote, of not less than 66 2/3% of all holders of UVHC Common Stock entitled to vote, in favor of the above proposal and UVHC shall, at JBI's request, recess or adjourn said meeting if such recess or adjournment is deemed by JBI to be necessary or desirable; and (ii) in the case of JBI, a proposal seeking approval of this Plan and the Merger contemplated hereby and thereby, and, subject to the fiduciary duties of the Board of Directors of JBI (as advised in writing by its counsel), JBI shall solicit and obtain a vote of not less than a majority of all votes cast by the holders of JBI Common Stock for such proposal;

     5. Article V, Paragraph (E) of the Plan is hereby amended and restated in its entirety to read as follows:

     (E) in the case of JBI only, it shall (a) prepare and file within ten (10) days following the filing by JBI of its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1997, a registration statement under the Securities Act and Rule 415 thereunder (the "Shelf Registration Statement") with respect to the offer and sale of the shares of JBI Common Stock issuable pursuant to JBI Warrants which have an expiration date on or after September 20, 1997 or issued in exchange for shares of UVHC Common Stock issued pursuant to exercise of UVHC Warrants which have an expiration date on or after September 20, 1997; provided, however, that JBI shall not be obligated to file the Shelf Registration Statement earlier than six (6) months after the Merger Effective Date, but shall be obligated to file the Shelf Registration Statement no later than nine (9) months following the Merger Effective Date; (b) use its best efforts to cause the Shelf Registration Statement to be declared effective as soon as practicable after the filing thereof; and (c) use its best efforts to maintain the shelf registration in effect for two (2) years from the effective date thereof. The provisions of this Paragraph (E) are intended to be for the benefit of, and shall be enforceable by, each holder of a JBI Warrant with an expiration date on or after September 20, 1997 and each holder of shares of JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant with an expiration date on or after September 20, 1997, and their respective heirs and representatives;

     6. Article V, Paragraph (K) of the Plan is hereby amended and restated in its entirety to read as follows:

     (K) in the case of JBI only, it shall use its best efforts to (i) list, prior to the Merger Effective Date, on the Nasdaq NMS, upon official notice of issuance, the shares of JBI Common Stock to be issued to the holders of United Valley Common Stock pursuant to the Merger, including (x) the shares of JBI Common Stock to be issued to the holders of the JBI Warrants which have an expiration date on or before September 19, 1997 or (y) the shares of JBI Common Stock to be issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of any UVHC Warrant which has an expiration date on or before September 19, 1997 and (ii) list, prior to the effective date of the Shelf Registration Statement, on the Nasdaq NMS, upon official notice of issuance, the shares of JBI Common Stock to be issued to the holders of the JBI Warrants, upon exercise and sale thereof, which have expiration dates on or after September 20, 1997 and the shares of JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant with an expiration date on or after September 20, 1997. The provisions of clause (ii) of this Paragraph (K) are intended to be for the benefit of, and shall be enforceable by, each holder of (i) a JBI Warrant with an expiration date on or after September 20, 1997 and (ii) JBI Common Stock issued in exchange for shares of UVHC Common Stock issued in connection with the exercise of a UVHC Warrant with an expiration date on or after September 20, 1997, and their respective heirs and representatives;

     7. Article V, Paragraph T is hereby added to the Plan and reads as follows:

     (T) in the case of JBI only, it shall (i) not dissolve, liquidate, consolidate, merge or sell the Continuing Corporation from the Merger Effective Date until the date that all of the JBI Warrants have either been exercised or have expired pursuant to their terms and (ii) cause each director, officer and special advisor of UVHC in office immediately prior to the Merger Effective Date to continue as a director, officer or special advisor of the Continuing Corporation from the Merger Effective Date until the date that such director, officer or special advisor has either exercised all of his or her JBI Warrants or his or her JBI Warrants have expired pursuant to their terms.

     8. Article VI, Paragraph (L) of the Plan is hereby amended and restated in its entirety to read as follows:

     (L) the shares of JBI Common Stock issuable pursuant to the Merger, including the shares of JBI Common Stock (x) issuable pursuant to the exercise of any JBI Warrant which has an expiration date on or before September 19, 1997 or (y) issued in exchange for shares of UVHC Common
     Stock issued pursuant to exercise of any UVHC Warrant which has an expiration date on or before September 19, 1997, having been approved for listing on Nasdaq NMS, subject to official notice of issuance;

     9. Article VIII, Paragraph (A) of the Plan is hereby amended and restated in its entirety to read as follows:

     (A) Survival. If the Merger Effective Date occurs, the agreements of the parties in Paragraphs (E), (K) and (T) of Article V and Paragraphs (A),
     (C), (D), (F), (G), and (I) of this Article VIII shall survive the Merger Effective Date; all other representations, warranties, agreements and covenants contained in this Plan shall be deemed to be conditions of the Merger and shall not survive the Merger Effective Date. If this Plan is terminated prior to the Merger Effective Date, the agreements and representations of the parties in Paragraph (N) of Article IV, Paragraph
     (G)(2) of  Article V and  Paragraphs  (A),  (D),  (E),  (F) and (I) of this
     Article VIII shall survive such termination.

     10. Except as amended hereby, the Plan shall remain in full force and effect and unmodified.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

Attest:                                JEFFBANKS, INC.


/s/Michele Rudoi                    By:/s/Betsy Z. Cohen
Assistant Secretary                    Chairman and
                                       Chief Executive Officer
[Corporate Seal]





                    [SIGNATURES CONTINUED ON FOLLOWING PAGE]

Attest:                                JEFFBANKS ACQUISITIONCORP., INC.


/s/Michele Rudoi                    By:/s/Betsy Z. Cohen
Assistant Secretary                    Chairman and
                                       Chief Executive Officer
[Corporate Seal]


Attest:                                UNITED VALLEY BANCORP, INC.


/s/R. Scott Horner                  By:/s/Thomas J. Lynch
Secretary                              President and
                                       Chief Executive Officer
[Corporate Seal]


Attest:                                UNITED VALLEY BANK


/s/R. Scott Horner                  By:/s/Thomas J. Lynch
Secretary                              President and
                                       Chief Executive Officer
[Corporate Seal]

                                     ANNEX B


                      OPINION OF DANIELSON ASSOCIATES, INC.

                           DANIELSON ASSOCIATES INC.
                            6110 Executive Boulevard
                                   Suite 504
                         Rockville, Maryland 20852-3903
                               Tel:(301)468-4884
                               Fax:(301)468-0013

                                                                December 2, 1996

Board of Directors
United Valley Bancorp, Inc.
1601 Market Street
Suite 350
Philadelphia, Pennsylvania 19103

Dear Members of the Board:

         Set forth herein is the updated  opinion of Danielson  Associates  Inc.
("Danielson Associates") as to the "fairness of the offer of JeffBanks, Inc. ("JeffBanks") to buy all of the outstanding common stock of United Valley Bancorp, Inc. ("United Valley"). The "fair" sale value is defined as the price at which all of the United Valley common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts.

         In the course of preparing the original opinion dated September 4, 1996 United Valley's market was analyzed, its business and prospects were discussed with management, and its financial performance compared to similar banks in the region. Also, any unique characteristics were considered.

         The financial and stock performance of JeffBanks also was analyzed and compared to comparable bank holding companies whose common stock is actively-traded. The prior movement of its common stock and dividend payment was examined, the dilutive effects of this merger on JeffBanks' common stock analyzed, its financial performance was related to its stock value and any unique characteristics were considered.

         JeffBanks' offer, which was accepted, was valued at about $21.4 million as of September 4, 1996, or $8.52 per share, and it was considered a "fair" offer. Subsequently there has been no material change in the financial condition of JeffBanks, and the value of the transaction has increased to $9.22 per share.

         JeffBanks' financial performance slightly improved since the date of the original valuation. Its trailing four quarters net income as of September 30, 1996 of .97% of average assets grew just one basis point from three months ago. The most recently available information on comparable Pennsylvania, New Jersey and Maryland bank holding companies shows that JeffBanks' return on average assets remains below the comparable banks. For the trailing four quarters as of September 30, 1996, the median earnings of the comparable banks declined 13 basis points to 1.23% of average assets from 1.36% of average assets in the original valuation.

         As of December 2, 1996, JeffBanks' common stock had a closing price of $27.88 and the trailing 10 trading day period averaged $27.91. This was $2.13 and $1.43 per share higher, respectively, than the price at the time of the original valuation.
                                          Return on        Price Times
                                        Average Assets*      Earnings
                                       Sept. 30, June 30, Dec. 2, Sept. 3,
                                         1996      1996    1996     1996

           JeffBanks ...........         .97%      .96%   12.6X    12.0X

           Comparable Banks
           F&M .................        1.18%     1.16%   12.1X    12.0X
           FCNB ................         .81       .69    19.3     13.1
           Financial Trust .....        1.70      1.68    12.3     11.8
           Harleysville National        1.44      1.43    12.3     12.0
           HUBCO ...............        --        1.52     --      10.9
           Keystone Heritage ...        1.47      1.42    11.2     11.2
           Mason Dixon .........        1.05      1.12    14.3     11.4
           National Penn .......        1.30      1.29    12.0     13.0
           Sandy Spring ........        1.23      1.20    16.0     15.7
           United National .....        1.02      1.69    13.3     12.1

           Average .............        1.24%     1.32%   13.6X    12.0X
           Median ..............        1.23      1.36    12.3     12.0



*Trailing four quarters as of date listed.
Source: SNL Securities, L.P., Charlottesville, Virginia.

         The increase of JeffBanks' stock price since the original valuation appears to have been caused by a general upward movement in the bank stock prices as seven of the ten comparable bank holding companies also have experienced an increase in their trading multiples. The median price to earnings for the comparables has increased to 12.3 times earnings as of December 2, 1996 from 12.0 as September 2, 1996.

         In any event, the value of the offer at December 2, 1996 of $9.35 per share is higher than the $8.52 per share value at September 4, 1996 and is still comfortably above the $7.00 per share lower end of the fairness range. Thus, since JeffBanks' financial performance has not changed and the value of the offer has increased, this is still a "fair" offer from a financial point of view for United Valley and its shareholders.

                            Respectively submitted,


                            Arnold G. Danielson
                            Chairman
                            Danielson Associates Inc.

                                                               September 4, 1996

Board of  Directors
United Valley Bancorp
1601 Market Street
Suite 350
Philadelphia, Pennsylvania  19103

Dear Members of the Board:

         Set forth herein is the opinion of Danielson Associates Inc. ("Danielson Associates") as to the "fairness" of the offer by JeffBanks, Inc. ("JeffBanks") of Philadelphia, Pennsylvania to acquire all of the shares of the common stock of United Valley Bancorp ("United Valley" and the "Holding Company") also of Philadelphia, Pennsylvania, which would include its banking subsidiary, United Valley Bank (also "United Valley" and the "Bank"). The "fair" sale value is defined as the price at which all of the shares of United Valley's common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. In opining as to the "fairness" of the offer, it also must be determined if the JeffBanks common stock to be exchanged for United Valley common stock is "fairly" valued.

         In preparing the opinion, the Bank's market has been analyzed; its business and prospects have been discussed with management; and its financial performance has been compared with other Pennsylvania banks. In addition, any unique characteristics have been considered.

         This opinion is partly based on data supplied to Danielson Associates by United Valley, but it relies on some public information, all of which is believed to be reliable, but neither the completeness nor accuracy of such information can be guaranteed. In particular, the opinion assumes, based on management's representation, that there are no significant asset quality problems beyond what is stated in recent reports to regulatory agencies and in the monthly report to the directors.

         In determining the "fair" sale value of United Valley, the emphasis has been on prices paid for banks with similar financial, structural and market characteristics. These prices were then related to assets and equity capital, also referred to as "book."

         The "fair" market value of JeffBanks' common stock to be exchanged for United Valley stock has been determined by a comparison with other similar bank holding companies and includes no in-person due diligence of JeffBanks. This comparison shows the JeffBanks stock to be fairly valued.

         Based on this analysis, the "fair" sale value of United Valley is $18.1 to $21.4 million, or $7.00 to $8.25 per share. Thus, JeffBanks' offer of $22.1 million, or $8.52 per share, is a "fair" offer from a financial point of view for United Valley and its shareholders.

                             Respectfully submitted,



                             Arnold G. Danielson
                             Chairman
                             Danielson Associates, Inc.

                                     ANNEX C


               PROVISIONS OF PENNSYLVANIA BUSINESS CORPORATION LAW
                         RELATING TO DISSENTERS' RIGHTS

                      PENNSYLVANIA BUSINESS CORPORATION LAW

Subchapter D. - Dissenters Rights

ss.1571.  Application and effect of subchapter.

         (a) General rule. - except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324    (relating to corporation option where a restriction on
                 transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(d) (relating to dissenters rights upon election).

Section 2705(c) (relating to dissenters rights upon renewal of election).

Section 2907(a) (relating to  proceedings  to terminate  breach of  qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions. -

         (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

                  (i) listed on a national securities exchange; or

                  (ii) held of record by more than 2,000 shareholders.

                  shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

         (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

                  (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

                  (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

         (3)  Shares  entitled  to  dissenters   rights  under  section  1906(c)
(relating to dissenters rights upon special treatment).

(c) Grant of optional dissenters rights. - The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights. - Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

         (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

         (2) a copy of this subchapter.

(e) Other Statutes. - The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. - This subchapter may not be relaxed by any provision of the articles.

(g) Cross references. - See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

ss.1572.  Definitions.

         The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the content clearly indicates otherwise:

         "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

         "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

         "Fair value." The fair value of shares immediately before the effectuation of the corporate actio to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or deprecation in anticipation of the corporate action.

         "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all of the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.

ss.1573.  Record and beneficial holders and owners.

         (a) Record holders of shares. - A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares beneficially owned by any one person and discloses the name and address of the person or persons whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

         (b) Beneficial owners of shares. - A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

ss.1574.  Notice of intention to dissent.

         If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

ss.1575.  Notice to demand payment.

         (a) General rule. - If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporation action. In either case, the notice shall:

                  (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

                  (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

                  (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

                  (4) Be accompanied by a copy of this subchapter.

         (b) Time for receipt of demand for payment. - The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of this notice.

ss.1576.  Failure to comply with notice to demand payment, etc.

         (a) Effect of failure of shareholder to act. - A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

         (b) Restriction on uncertificated shares. - If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

         (c) Rights retained by shareholder. - The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

ss. 1577. Release of restrictions or payment for shares.

         (a) Failure to effectuate corporate action. - Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

         (b) Renewal of notice to demand payment. - When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

         (c) Payment of fair value of shares. - Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

                  (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

                  (2) A statement of the corporation's estimate of the fair value of the shares.

                  (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

         (d) Failure to make payment. - If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection
(c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

ss.1578.  Estimate by dissenter of fair value of shares.

         (a) General rule. - If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

         (b) Effect of failure to file estimate. - Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of this remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

ss.1579.  Valuation proceedings generally.

         (a)      General rule. - Within 60 days after the latest of:

                  (1) effectuation of the proposed corporate actions;

                  (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

                  (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

         (b) Mandatory joinder of dissenters. - All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

         (c) Jurisdiction of the court. - The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

         (d) Measure of recovery. - Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

         (e) Elect of corporation's failure to file application. - If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

ss.1580.  Costs and expenses of valuation proceedings.

         (a) General  rule.  - The costs and  expenses of any  proceeding  under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

         (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

         (c) Award of fees for benefits to other dissenters. - If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

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